Form 10-K, Exhibit 13
period 1996-12-31
TRIQUINT SEMICONDUCTOR INC
filed 1997-03-31
CIK 913885

TRIQUINT SEMICONDUCTOR, INC.           FINANCIAL HIGHLIGHTS
                                       IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

                                       YEAR ENDED DECEMBER 31,
                                                   1996           1995

Total revenues                                   $59,526        $45,943
Income from operations                             3,435          2,215
Income before income taxes                         6,518          3,145
Net income                                         6,287          3,062
Net income per share                                0.71           0.42
Cash and investments                              63,183         62,972
Shareholders' equity                              80,246         72,644
-------------------------------------------------------------------------

COMMON STOCK PRICES

Quarter                  High        Low

Q4 1996               $ 30 3/4    $ 16 7/8
Q3 1996                 26 3/4      15 5/8
Q2 1996                 25 3/8      15 1/4
Q1 1996                 16 1/4           9
Q4 1995                 26 1/4      10 5/8
Q3 1995                 28 3/8          16
Q2 1995                 17 1/2    10 11/16
Q1 1995                 13 1/2       6 1/8



TOTAL REVENUES BY QUARTER              NET INCOME PER SHARE BY QUARTER

 - Description of graphic: Graphic      - Description of graphic:  Graphic
   representation of total revenues       representation of net income
   (in millions) by quarter.  Data        per share by quarter.  Data used to
   used to produce the graphic is as      produce the graphic is as follows:
   follows:

Q4 1996                 16.2           Q4 1996             0.19
Q3 1996                 15.1           Q3 1996             0.21
Q2 1996                 15.0           Q2 1996             0.21
Q1 1996                 13.1           Q1 1996             0.11
Q4 1995                 12.6           Q4 1995             0.05
Q3 1995                 12.7           Q3 1995             0.20
Q2 1995                 11.1           Q2 1995             0.15
Q1 1995                 9.4            Q1 1995             0.04

TO OUR SHAREHOLDERS:


Fiscal 1996 was a pivotal year for TriQuint. Not only did we continue to grow at a rate of 30%, but more importantly, we made significant investments in the Company which will help us take advantage of the exciting opportunities in the worldwide communications market.

FINANCIAL PERFORMANCE    Revenues for 1996 were $59.5 million, a 30% increase
over 1995. Earnings reflected a net profit of $6.3 million ($.71 per share on 8.9 million shares), a 105% increase over 1995's $3.1 million ($.42 per share on 7.2 million shares).

REVENUE GROWTH     The growth in revenue was balanced between our three product areas, with Wireless at approximately 49% of total revenues, Telecom at 34% and Computing at 17%. All three grew substantially and continue to provide market diversity and a broad customer base.

ORDERS AND BACKLOG   Not only did we increase our revenue to record levels, we
also continued to increase the rate that we are booking new business. Our book-to-bill ratio for the year was 1.1, resulting in record backlog at year-end 1996. This backlog and the continuing new order volume put us in an excellent position for continued growth in 1997.

BALANCE SHEET STRENGTH   Our financial and operating performance in 1996
resulted in a very strong balance sheet with over $63 million in cash and investments. In second quarter 1996 we were successful in putting in place a $45 million operating lease with a major financial institution. This leasing arrangement allowed us to construct our new office and manufacturing facility while avoiding depreciation and increasing the Company's interest income.

DESIGN WINS AND PRODUCT INTRODUCTIONS   Design wins are the life blood of our
business and we were very successful in achieving a record number of design wins in 1996. We also introduced a number of new products. There were 112 major design wins, 79 in the Wireless sector, 26 in Telecom and 7 in Computing.

The large number of Wireless design wins reflects the continued expansion of that segment of the communications industry and included: receivers and transmitters to be used in handsets and base stations for the cellular, PCS and other mobile telephone markets; wireless local loop, local area and wide area networks; pagers; cable TV tuners and converters; and several other wireless communications applications. The Telecom design wins included: fiber optic transmission and switching systems; video switching systems; medical graphics systems; and ATM applications. The Computing design wins included: high performance computer clocking devices; and networking applications, including Fiber Channel and Gigabit Ethernet.

During the year we also introduced a significant number of new products to the market. These products included: new cellular and PCS receivers and power amplifiers; a second generation Personal Handyphone transceiver; a receiver for a wireless local area network; a new multiplexer/demultiplexer for SONET transmission; an A to D converter; and a multitude of foundry products designed by our customers.

OPERATIONAL IMPROVEMENTS   The growth experienced in 1995 created several
challenges for our operating organizations in 1996. The significant increase in wafer output in 1995 resulted in reduced manufacturing yields at the end of that year. I am happy to report that we made major progress during 1996 in solving the late 1995 yield issues, and as a result, by fourth quarter 1996 we were at record levels in wafer output. To support the continued increase in demand, we grew total employment by 77 to a level of 361. We also began construction of a new office and manufacturing complex in Hillsboro, Oregon. This complex will be completed in first quarter 1997 and will be fully operational by the end of 1997. We believe our new manufacturing facility will be the premier gallium arsenide manufacturing facility and will provide production capacity to meet our requirements until the year 2000.

To support increasing production requirements, significant investments were made in new equipment for our new facility. However, plant and equipment were not the only areas in which major investments for our future success were made. We converted all of our internal management information systems to a new, fully integrated SAP management information system. This new capability should provide the management systems to support our growth for at least the next ten years. We also successfully implemented a major new Total Quality Management initiative. This initiative, called Continuous Process Improvement (CPI), involves practically every manager and employee in the Company and includes the formation of teams to improve the internal operating and management processes of the Company. To date we have successfully completed three cycles of this process and have identified operating improvements that total multiple millions of dollars. The CPI initiative is only beginning. It will be one of the major vehicles by which we will continue to grow the Company in a well managed way. In addition, we successfully completed our third ISO 9000 audit, again meeting the demanding requirements of this international quality standard.

NEW RELATIONSHIPS    During the year we announced several new relationships with major names in the communications business. Early in 1996 we announced a relationship with Philips, one of the largest consumer electronic companies in the world. Through this relationship, we will provide the gallium arsenide support for Philips' thrust into the worldwide mobile telephone business. Also, in fourth quarter 1996 we announced a relationship with Qualcomm, a leader in the CDMA mobile telephone business. These relationships as well as others, on which we are currently working, will cement our increasing presence in the expanding communications market.

MANAGEMENT ADDITIONS    During 1996, we added Ron Ruebusch, Vice President and
General Manager of our Wireless Communications Division and David Pye, Vice President of Manufacturing to our Management Team. With combined experience of more than 40 years in the semiconductor industry, these individuals are already making a major impact on the Company, and we look forward to their continuing contribution.

OUR MOST VALUABLE ASSET    I can't say enough about the hard work, dedication
and loyalty of TriQuint's employees. Growing the Company 30% while at the same time making investments in the Company's manufacturing capacity, systems and
management processes is not an easy task.   It is only through the skill and
effort of all our employees that we were able to both grow and prepare ourselves for the future. I would like to take this opportunity to thank our team for their many accomplishments in 1996.

LOOKING FORWARD    While 1996 was a very exciting year, it only established the foundation for our future growth. Our communications markets are continuing to expand, especially with the pending rollout of the new PCS mobile telephone systems. To take advantage of these exciting opportunities, we have established excellent relationships with the major players in these markets and have achieved a record number of design wins and new product introductions. We have also been very successful in putting in place the required improvements to our manufacturing capabilities, management information systems, continuous process improvement and management leadership. These investments are already beginning to generate returns, and we are eagerly looking forward to the many opportunities and challenges in 1997 and beyond.

Sincerely,




Steven J. Sharp
Chairman, President and Chief Executive Officer

TRIQUINT SEMICONDUCTOR, INC.         SELECTED FINANCIAL DATA
                                     IN THOUSANDS, EXCEPT PER SHARE AMOUNTS



                                               YEAR ENDED DECEMBER 31,    (1)
                                                       1996           1995           1994           1993           1992
STATEMENT OF OPERATIONS DATA:
Total revenues                                      $59,526        $45,943        $30,261        $32,606        $29,308
Operating costs and expenses:
  Cost of goods sold                                 34,258         25,509         19,790         14,660         13,712
  Research, development and engineering              10,858          9,210          9,945          8,941          6,956
  Selling, general and administrative                10,975          9,009         10,013          7,533          7,431
  Restructuring of operations                             -              -            443              -              -
                                               -------------------------------------------------------------------------
     Total operating costs and expenses              56,091         43,728         40,191         31,134         28,099
                                               -------------------------------------------------------------------------

Income (loss) from operations                         3,435          2,215         (9,930)         1,472          1,209
Other income (expense), net                           3,083            930            198           (414)          (466)
                                               -------------------------------------------------------------------------
  Income (loss) before income taxes
      and extraordinary item                          6,518          3,145         (9,732)         1,058            743
Income tax expense and extraordinary item(2)            231             83              -            271             25
                                               -------------------------------------------------------------------------
Net income (loss)                                    $6,287         $3,062        ($9,732)          $787           $718
                                               -------------------------------------------------------------------------
                                               -------------------------------------------------------------------------

INCOME (LOSS) PER SHARE:
  Income (loss) before extraordinary item             $0.71          $0.42         ($1.82)         $0.19          $0.10
  Extraordinary item                                      -              -              -              -           0.09
                                               -------------------------------------------------------------------------
  Net income (loss)                                   $0.71          $0.42         ($1.82)         $0.19          $0.19
                                               -------------------------------------------------------------------------
                                               -------------------------------------------------------------------------

Weighted average common and common
    equivalent shares outstanding                     8,894          7,237          5,346          4,236          3,860


BALANCE SHEET DATA:
Working capital                                     $37,591        $65,513        $16,409        $19,541         $4,947
Total assets                                        107,596         94,024         34,227         35,166         17,491
Long-term obligations, less current installments      9,891          7,392          4,062          1,712          3,887
Shareholders' equity                                 80,246         72,644         20,785         26,219          8,967
                                               -------------------------------------------------------------------------



(1) Except for 1996, the Company's fiscal year ended on the Saturday nearest December 31.
For convenience, the Company has indicated in this Annual Report that its fiscal years ended on December 31.
(2) The effect of the utilization of operating loss carryforwards resulted in a tax benefit of $327,000 in 1992 and was reported as an extraordinary item.

                      MANAGEMENT'S  DISCUSSION AND ANALYSIS OF
                    FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    Certain statements in the following Management's Discussion and Analysis of Financial Condition and Results of Operations ("M D & A") and elsewhere in this Annual Report to Stockholders and in the Company's Annual Report on Form 10-K for 1996 into which this M D & A is incorporated contain forward-looking statements based on current expectations, and entail various risks and uncertainties that could cause actual results to differ materially from those anticipated in these forward-looking statements, as a result of certain factors discussed herein. These forward-looking statements, include, but are not limited to, the statement regarding the Company's anticipated increase in revenues; the statement regarding the Company's expected level of future investment in research, development and engineering; the statements regarding the anticipated use of its cash resources and the statements regarding the Company's future cash requirements and the length of time that the Company's resources will be sufficient to meet its capital requirements. Certain risks that the Company faces include, but are not limited to, the risk of lower than expected production yields, the risks associated with the Company's move of its fabrication facility to the Dawson Creek location, the risks associated with operating its own wafer fabrication facility and the risks set forth below under "Variability of Operating Results and Cyclicality of Semiconductor Industry."

INTRODUCTION

    TriQuint Semiconductor, Inc. (TriQuint or the Company) designs, develops, manufactures and markets a broad range of high performance analog and mixed signal integrated circuits for the wireless communications, telecommunications and computing markets. The Company utilizes its proprietary gallium arsenide
(GaAs) technology to enable its products to overcome the performance barriers of silicon devices in a variety of applications. The Company sells its products on a worldwide basis and its end user customers include Alcatel, Cirrus Logic, Digital Equipment, DSC Communications, Ericsson, Hughes, IBM, Lucent Technologies, Motorola, Northern Telecom, Philips, Rockwell, Siemens, Storage Technology, and Stratacom.

RESULTS OF  OPERATIONS

The following table sets forth the statement of operations data of the Company expressed as a percentage of total revenues for the periods indicated.

YEAR ENDED DECEMBER 31,                     1996         1995       1994
                                            ------       ------     ------
Total revenues                              100.0%       100.0%     100.0%
Operating costs and expenses:
  Cost of goods sold                         57.6         55.5       65.4
  Research, development and engineering      18.2         20.1       32.9
  Selling, general and administrative        18.4         19.6       33.1
  Restructuring of operations                   -            -        1.4
                                            ------       ------     ------
      Total operating costs and expenses     94.2         95.2      132.8
                                            ------       ------     ------
Income (loss) from operations                 5.8          4.8      (32.8)
Other income, net                             5.2          2.1        0.7
                                            ------       ------     ------
  Income (loss) before income taxes          11.0          6.9      (32.2)

Income tax expense                            0.4          0.2          -
                                            ------       ------     ------
Net income (loss)                            10.6%         6.7%     (32.2)%
                                            ------       ------     ------
                                            ------       ------     ------

In 1996, the Company changed its year end to December 31. For 1995 and 1994, the Company's fiscal year ended on the Saturday nearest to December 31. For convenience, the Company has indicated here that its fiscal years end on December 31. The fiscal years ended December 31, 1996, December 31, 1995 and December 31, 1994 are hereinafter referred to as Fiscal 1996, Fiscal 1995 and Fiscal 1994, respectively.

COMPARISON OF 1996 AND 1995

TOTAL REVENUES

    The Company derives revenues from the sale of standard and customer-specific products and services. The Company's revenues also include non-recurring engineering (NRE) revenues relating to the development of customer-specific products. The Company organizes its product and service revenues into three product areas: Wireless Communications, Telecommunications, and Computing. Total revenues for Fiscal 1996 increased 29.6% to $59.5 million from $45.9 million for Fiscal 1995. The increase in total revenues was due to significantly increased demand for products in all three product areas.
Wireless communications, telecommunications, and computing revenues accounted for 49%, 34%, and 17% of total revenues, respectively, for Fiscal 1996.
Domestic and international revenues for Fiscal 1996 were $41.4 million and $18.1 million, respectively, as compared to $31.1 million and $14.8 million, respectively, for Fiscal 1995. The Company currently anticipates an overall increase in the volume of product revenues from existing and new customers in the wireless, telecommunication and computing markets.

COST OF GOODS SOLD

    Cost of goods sold includes all direct material, labor and overhead expenses and certain production costs related to NRE revenues. In general, the Company believes that gross profit generated from the sale of customer-specific products and from NRE revenues is typically higher than gross profit from the sale of standard products. The factors affecting product mix include the relative demand in the various market segments incorporating the Company's customer-specific products, as well as the number of NRE contracts which result in volume requirements for customer-specific products. Cost of goods sold was $34.3 million in Fiscal 1996 and increased from $25.5 million in Fiscal 1995. Cost of goods sold for Fiscal 1996 increased slightly as a percentage of total revenues to 57.6% from 55.5% for Fiscal 1995. The increase in cost of goods sold as a percentage of total revenues was primarily attributable to lower than expected production yields and an increase in certain manufacturing costs related to employee hiring and training and consulting services. This increase was partially offset by higher unit shipments, resulting in increased economies of scale.

    The Company has at various times in the past experienced lower than expected production yields which have delayed shipments of a given product and adversely affected gross margins. This was experienced during 1996. There can be no assurance that the Company will be able to maintain acceptable production yields in the future and, to the extent that it does not achieve acceptable production yields, its operating results would be materially adversely affected. The Company's move of its fabrication facility during 1997 to its new Dawson Creek location in Hillsboro, Oregon could affect its ability to maintain acceptable production yields during transition. In addition, the Company's operation of its own wafer fabrication facility entails a high degree of fixed costs and requires an adequate volume of production and sales to be profitable. During periods of decreased demand, high fixed wafer fabrication costs would have a material adverse effect on the Company's operating results.

RESEARCH, DEVELOPMENT AND ENGINEERING

    Research, development and engineering (RD&E) expenses include the costs incurred in the design of products associated with NRE revenues, as well as ongoing product development and research and development expenses. The Company's RD&E expenses for Fiscal 1996 increased 17.9% to $10.9 million from $9.2 million for Fiscal 1995. RD&E expenses as a percentage of total revenues decreased to 18.2% for 1996 from 20.1% for 1995. The increase in RD&E expenses in absolute dollar level was primarily due to increased product development activities in response to increased demand from customers. The number of major design wins for Fiscal 1996 increased 45% from Fiscal 1995. Design wins are defined as designs which are anticipated to produce at least $100,000 per year in revenue, if and when they enter production. The decrease in RD&E expenses as a percentage of total revenues was the result of the increased sales volume in 1996. The Company is committed to substantial investments in RD&E and expects such expenses will increase in absolute dollar amount in the future.

SELLING, GENERAL AND ADMINISTRATIVE

    Selling, general and administrative (SG&A) expenses for Fiscal 1996 increased 21.8% to $11.0 million from $9.0 for the year ended December 31, 1995. SG&A decreased as a percentage of total revenues to 18.4% for 1996 from 19.6% for 1995. The increase in the level of SG&A expenses was primarily due to increased sales commissions in connection with the increase in the level of total revenues as well as increased personnel costs. The decrease in SG&A expenses as a percentage of total revenues for 1996 resulted from the revenue growth that outpaced the growth of SG&A expenses.

OTHER INCOME, NET

    Other income, net for Fiscal 1996 increased to $3.1 million as compared to $930,000 for Fiscal 1995. This improvement resulted from interest income earned on larger cash and cash equivalents and investment balances resulting primarily from the net proceeds of the Company's follow-on stock offering in September, 1995 and from a $680,000 gain on the sale of the Company's minority interest in its primary distributor in Europe.

INCOME TAX EXPENSE

    The effective tax rate for Fiscal 1996 was 3.5%, which is less than the federal and state statutory rate of approximately 40% due to the use of net operating loss carryforwards. The effective tax rate for fiscal 1995 was 2.6%.

    At December 31, 1996, the Company had federal and state net operating loss carryforwards for tax reporting purposes of approximately $26.6 million and $10.1 million, respectively. The Company's ability to use its net operating loss carryforwards against taxable income is subject to additional restrictions and limitations under Section 382 of the Internal Revenue Code of 1986, as amended, in the event of a change of ownership of the Company as defined therein. See Note 7 of Notes to Financial Statements.

COMPARISON OF 1995 AND 1994

TOTAL REVENUES

    Total revenues for Fiscal 1995 increased 51.8% to $45.9 million from $30.3 million for Fiscal 1994. Sales of standard products continued to grow, accounting for approximately 53.3% of 1995 revenues as compared to 32.0% for 1994. The increase in revenues was primarily due to a significant increase in wireless product sales for the Japanese personal handy phone market segment and an increase in telecommunication and computing products sales. Sales outside the United States increased to $14.8 million for 1995 from $12.7 million for 1994, primarily due to increased sales to a significant customer in Canada.

COST OF GOODS SOLD

    Cost of goods sold was $25.5 million in Fiscal 1995 and represented an increase from $19.8 million in Fiscal 1994. Cost of goods sold for Fiscal 1995 decreased as a percentage of total revenues to 55.5% from 65.4% for Fiscal 1994. The decrease in cost of goods sold as a percentage of total revenues was attributable to higher unit shipments, which resulted in better absorption of
the fixed costs and resultant economies of scale.   This decrease was partially
offset by lower than expected fab yields in the fourth quarter and a shift in the mix of revenues to a higher volume of standard products, which typically have a lower gross margin than customer-specific products. The 1994 cost of goods sold also included an inventory write-off of $1.5 million and an equipment write-off of $330,000. Without these charges, 1994 cost of goods sold as a percentage of total revenues would have been 59.4%.

RESEARCH, DEVELOPMENT AND ENGINEERING

    The Company's RD&E expenses for Fiscal 1995 decreased 7.4% to $9.2 million from $9.9 million for Fiscal 1994. RD&E expenses as a percentage of total revenues decreased to 20.1% for 1995 from 32.9% for 1994, which included certain one time write-offs. The decrease in RD&E expenses in absolute dollar level was primarily due to certain cost savings from the relocation of the Company's Santa Clara, California operation to its Beaverton, Oregon facility, as well as lower NRE expenses. The decrease in RD&E expenses as a percentage of total revenues was primarily due to higher sales volume in 1995.

SELLING, GENERAL AND ADMINISTRATIVE

    SG&A expenses for Fiscal 1995 decreased 10.0% to $9.0 million from $10.0 million for Fiscal 1994. SG&A decreased as a percentage of total revenues to 19.6% for 1995 from 33.1% for 1994. In the third quarter of 1994, the Company recorded certain expenses resulting in an aggregate charge of $2.1 million to SG&A expenses for the costs associated with the Company's securities class action lawsuit and the relocation of the Company's Santa Clara, California operation to Beaverton, Oregon. In addition, SG&A expenses for 1994 included an increase in the provision for doubtful accounts resulting in an aggregate charge of approximately $140,000. Without these charges, the SG&A expenses for 1994 would have been $7.8 million, approximately 25.8% of revenues. The decrease in SG&A expenses as a percentage of total revenues for 1995 resulted from the revenue growth that outpaced the growth of SG&A expenses. In February 1995, the Company completed the relocation of its Santa Clara, California operations to Beaverton, Oregon.

OTHER INCOME, NET

    Other income, net for Fiscal 1995 increased to $930,000 as compared to $198,000 for Fiscal 1994. This improvement resulted from higher interest income earned on cash and cash equivalents and investment balances due to added interest income from the proceeds of the Company's follow on public offering completed in September, 1995, partially offset by interest expense due to additional capital lease obligations during the period.

INCOME TAX EXPENSE

    The effective tax rate for Fiscal 1995 was 2.6%, which is less than the federal and state statutory rate of approximately 40% due to the use of net operating loss carryforwards. The Company did not record any income taxes in 1994 as a result of the Company's loss position.

VARIABILITY OF OPERATING RESULTS AND CYCLICALITY OF SEMICONDUCTOR INDUSTRY

    The Company's quarterly and annual results may vary significantly in the future due to a number of factors including timing, cancellation or delay of customer orders; market acceptance of the Company's and its customers' products; variations in manufacturing yields; timing of announcement and introduction of new products by the Company and its competitors; changes in revenues and product mix; competitive factors; changes in manufacturing capacity and variations in the utilization of this capacity; variations in average selling prices; variations in operating expenses; the long sales cycles associated with the Company's customer-specific products; the timing and level of product and process development costs; cyclicality of the semiconductor industry; the timing and level of NRE revenues and expenses relating to customer-specific products; and changes in inventory levels. Any unfavorable changes in these or other factors could have a material adverse effect on the Company's operating results.

    A significant portion of the Company's revenues in each fiscal period has historically been concentrated among a limited number of customers. In recent periods, sales to the Company's major customers as a percentage of total revenues have fluctuated. For Fiscal 1996, Cirrus Logic, Giga A/S, and Northern Telecom accounted for 16.5%, 12.3%, and 11.9%, respectively, of total revenues. The Company's revenues to a certain extent depend upon its customer's success introducing and marketing new products. Certain of these products are consumer products and there is no guarantee purchases by consumers will meet TriQuint's customers' expectations. The Company does not have long-term purchase agreements with any of its customers. Customers generally purchase the Company's products pursuant to cancelable short-term purchase orders. The Company's business, financial condition, and results of operations have been materially adversely affected in the past and may be materially adversely affected in the future by the failure of anticipated orders to materialize and by deferrals or cancellations of orders.

    The semiconductor industry has historically been characterized by wide fluctuations in product supply and demand. From time to time, the industry has also experienced significant downturns, often in connection with, or in anticipation of, declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity and subsequent accelerated erosion of average selling prices, and, in some cases, have lasted for extended periods of time. The Company's business has in the past been and could in the future be materially adversely affected by such industry-wide fluctuations.

LIQUIDITY AND CAPITAL RESOURCES

    The Company completed a follow-on public offering in September 1995 raising approximately $48.1 million, net of offering expenses. In December 1993 and January 1994, the Company completed its initial public offering raising approximately $16.7 million, net of offering expenses. In addition, the Company has funded its operations to date through other sales of equity, bank borrowing, capital equipment leases, and cash flow from operations. As of December 31, 1996, the Company had working capital of approximately $37.6 million, including $32.7 million in cash, cash equivalents, and investments. The Company has a $10.0 million unsecured revolving line of credit with a financial institution. Restrictive covenants included in the line of credit require the Company to maintain (i) a total liability to tangible net worth ratio of not more than 0.75 to 1.00, (ii) a current ratio of not less than
1.75 to 1.00 and (iii) minimum tangible net worth greater than $50.0 million and (iv) cash and investments, including restricted investments, greater than $45.0 million. As of December 31, 1996 the Company was in compliance with the restrictive covenants contained in this line of credit.

    The Company's current wafer fabrication facility lease expires in January 1998. During 1996, the Company arranged for the construction and financing of a new wafer fabrication and office complex at Dawson Creek, in Hillsboro, Oregon and will consolidate all operations into this facility during 1997. The Company's administrative, engineering and sales and marketing offices moved into this new facility during the first quarter of 1997. The Company obtained financing in the form of a five year operating lease. The Company entered into several agreements, each dated May 17, 1996, in connection with the operating lease. Pursuant to that certain Participation Agreement among the Company, the lessor and its parent and a bank, the lessor is leasing certain real property owned by the lessor to the Company under an operating lease with an option by the Company to purchase such property. In addition, the lessor made advances to the Company to cover the costs of certain improvements to such real property and to pay certain related financing costs, transaction costs, and other costs and expenses. The bank loans are collateralized by pledged investments from the Company, classified as restricted investments on the Company's balance sheet ($30.5 million as of December 31, 1996). Restrictive covenants included in the Participation Agreement between the Company and the Bank require the Company to maintain (i) a total liability to tangible net worth ratio of not more than 0.75 to 1.00, (ii) minimum tangible net worth greater than $50.0 million and (iii) cash and liquid investments, including restricted investments, greater than $45.0 million. As of December 31, 1996 the Company was in compliance with the covenants contained in the Participation Agreement.

The following table presents a summary of the Company's cash flows
(IN THOUSANDS):

YEAR ENDED DECEMBER 31,                               1996      1995      1994

Net cash and cash equivalents provided
by operating activities                            $  5,374   $ 2,748   $   287
Net cash and cash equivalents used  by
investing activities                                (25,687)  (24,173)   (5,096)
Net cash and cash equivalents provided
(used) by financing activities                       (1,831)   47,033     2,094
                                                  -----------------------------
Net increase (decrease) in cash and
cash equivalents                                   $(22,144)  $25,608   $(2,715)
                                                   -----------------------------

     Net cash provided by operating activities in 1996 and 1995 of $5.4 million and $2.7 million, respectively, related primarily to profitable operations. Net cash provided by operating activities in 1994 was $0.3 million.

Cash used by investing activities in 1996 related to the purchase of restricted investments to collateralize the operating lease on the Dawson Creek facility and the net purchase of non-restricted investments. Cash used by investing activities in 1995 and 1994 relates primarily to net purchase of investment securities of $22.9 million in 1995 and $5.0 million in 1994 and capital expenditures. The Company will continue to monitor interest rates to enhance return on its cash and short term investments while maintaining a high degree of liquidity.

     Cash used by financing activities of $1.8 million in 1996 is primarily the result of net principal payments under capital lease obligations and installment notes. Cash provided by financing activities in 1995 relates to the net proceeds of the follow on public offering of the Company's Common Stock, partially offset by $1.7 million in equipment financing payments. Cash provided by financing activities in 1994 relates to the net proceeds from the exercise of the overallotment option to purchase 225,000 shares of Common Stock by the Company's underwriters in connection with the Company's initial public offering and cash received from AT&T in exchange for the Company's Common Stock pursuant to the Company's agreements with AT&T. These proceeds were partially offset by $1.3 million in equipment financing payments in 1994.


     For Fiscal 1996, the Company established approximately $6.5 million in new equipment financing. Since 1991, the Company has financed approximately $20.4 million of machinery and equipment through equipment financing obligations. The Company expects to make continued investments in its capital equipment, including manufacturing and test equipment and computer hardware and software, in order to enhance its technology and competitive position. In addition, the Company's move to the new Dawson Creek facility will require expenditures for capital equipment above normal operating levels. The Company expects to make total capital expenditures of approximately $15.0 million over the next twelve months.

     The Company believes that its current cash and cash equivalent balances, together with cash anticipated to be generated from operations, additional equipment leases and the operating lease for the Dawson Creek facility, will satisfy the Company's projected working capital and capital expenditure requirements through the end of 1998. However, the Company may be required to finance any additional requirements through additional equity, debt financings, or credit facilities. There can be no assurance that such additional financings or credit facilities will be available, or if available, that they will be on satisfactory terms.

                             TRIQUINT SEMICONDUCTOR, INC.

                               Statements of Operations

                 For the years ended December 31, 1996, 1995 and 1994

                              (In thousands, except per
                               share and share amounts)




                                                                     Year ended December 31
                                                               ----------------------------------
                                                               1996           1995           1994
                                                               ----           ----           ----
Total Revenues                                              $  59,526      $  45,943      $  30,261

Operating costs and expenses:
    Cost of goods sold                                         34,258         25,509         19,790
    Research, development and engineering                      10,858          9,210          9,945
    Selling, general and administrative                        10,975          9,009         10,013
    Restructuring of operations                                   -              -              443
                                                            ---------      ---------      ---------
             Total operating costs and expenses                56,091         43,728         40,191
                                                            ---------      ---------      ---------
             Income (loss) from operations                      3,435          2,215         (9,930)
                                                            ---------      ---------      ---------
Other income (expense):
    Interest income                                             3,460          1,551            585
    Interest expense                                           (1,015)          (529)          (337)
    Other, net                                                    638            (92)           (50)
                                                            ---------      ---------      ---------
                                                                3,083            930            198
                                                            ---------      ---------      ---------
             Income (loss) before income taxes                  6,518          3,145         (9,732)

Income tax expense (note 7)                                       231             83            -
                                                            ---------      ---------      ---------
             Net income (loss)                              $   6,287      $   3,062      $  (9,732)
                                                            ---------      ---------      ---------
                                                            ---------      ---------      ---------
Income (loss) per share data:

             Net income (loss):
               Primary                                      $     .72      $     .42      $   (1.82)
                                                            ---------      ---------      ---------
                                                            ---------      ---------      ---------
               Fully diluted                                $     .71      $     .42      $   (1.82)
                                                            ---------      ---------      ---------
                                                            ---------      ---------      ---------
Weighted average common and common equivalent shares
   outstanding:
    Primary                                                 8,762,717      7,236,681      5,346,399
    Fully diluted                                           8,894,405      7,239,842      5,346,399



See accompanying notes to financial statements

                             TRIQUINT SEMICONDUCTOR, INC.

                                    Balance Sheets

                              December 31, 1996 and 1995

                         (In thousands, except share amounts)




                                                                                 December 31,
                                                                          ------------------------
                                      Assets                              1996                1995
                                      ------                              ----                ----
Current assets:
  Cash and cash equivalents                                            $ 12,907              35,051
  Restricted cash                                                           504                 -
  Investments                                                            19,264              27,921
  Receivables:
    Trade accounts receivable, net                                       11,480               6,974
    Other                                                                   522                 414
                                                                      ---------           ---------

                                                                         12,002               7,388
                                                                      ---------           ---------

  Inventories, net:
    Raw material                                                          3,283               2,198
    Work in process                                                       5,136               5,908
    Finished goods                                                        1,431                 603
                                                                      ---------           ---------

                                                                          9,850               8,709
                                                                      ---------           ---------

  Prepaid expenses and other assets                                         523                 432
                                                                      ---------           ---------

         Total current assets                                            55,050              79,501
                                                                      ---------           ---------

Property, plant and equipment, net (notes 2 and 3)                       21,987              14,460
Other non-current assets                                                     51                  63
Restricted investments (note 3)                                          30,508                 -


                                                                      ---------           ---------
         Total assets                                                  $107,596              94,024
                                                                      ---------           ---------
                                                                      ---------           ---------



See accompanying notes to financial statements.



                       Liabilities and Shareholders' Equity                      December 31,
                       ------------------------------------                ------------------------
                                                                           1996                1995
                                                                           ----                ----
Current liabilities:
  Current installments of capital lease and installment note
  obligations (note 3)                                                $   3,373               2,329
  Accounts payable                                                        9,633               6,996
  Accrued expenses (note 5)                                               4,378               4,447
  Deferred revenue                                                           75                 216
                                                                      ---------           ---------

         Total current liabilities                                       17,459              13,988

Capital lease and installment note obligations, less current
  installments (note 3)                                                   9,891               7,392
                                                                      ---------           ---------

         Total liabilities                                               27,350              21,380
                                                                      ---------           ---------

Commitments and contingency (note 8)

Shareholders' equity (note 6):
  Preferred stock, no par value.  Authorized 5,000,000 shares at
    December 31, 1996 and 1995; issued and outstanding -0- at
    December 31, 1996 and 1995                                             -                   -
  Common stock, no par value.  Authorized 25,000,000 shares at
    December 31, 1996 and 1995; issued and outstanding
    8,190,125 and 7,929,881 shares at December 31, 1996 and
    1995, respectively                                                  109,128             107,813
  Accumulated deficit                                                  (28,882)            (35,169)
                                                                      ---------           ---------

         Total shareholders' equity                                      80,246              72,644
                                                                      ---------           ---------

Total liabilities and shareholders' equity                             $107,596              94,024
                                                                      ---------           ---------
                                                                      ---------           ---------

                             TRIQUINT SEMICONDUCTOR, INC.

                          Statements of Shareholders' Equity

                 For the years ended December 31, 1996, 1995 and 1994

                         (In thousands, except share amounts)


                                              Preferred Stock                Common Stock                              Total
                                           ---------------------       -----------------------      Accumulated    shareholders'
                                           Shares         Amount       Shares           Amount        deficit         equity
                                           ------         ------       ------           ------        -------         ------
Balance, December 31, 1993                    -          $   -        5,017,000      $  54,718       $(28,499)     $  26,219

Issuance of common stock, net                 -              -          527,162          4,102            -            4,102
Issuance of common stock under
   option plans                               -              -          102,593            196            -              196
Net loss for year                             -              -             -               -           (9,732)        (9,732)
                                            -----          -----      ---------        -------         ------         ------

Balance, December 31, 1994                    -              -        5,646,755         59,016        (38,231)        20,785

Issuance of common stock, net                 -              -        2,000,000         48,068            -           48,068
Issuance of common stock under
   option plans                               -              -          283,126            688            -              688
Tax benefit of stock option
   exercises                                  -              -             -                41            -               41
Net income for year                           -              -             -               -            3,062          3,062
                                            -----          -----      ---------        -------         ------         ------

Balance, December 31, 1995                    -              -        7,929,881        107,813        (35,169)        72,644

Issuance of common stock under
   option plans and warrant
   exercises                                  -              -          237,465            897            -              897
Issuance of common stock under
   stock purchase plan                        -              -           22,779            264            -              264
Tax benefit of stock option exercises         -              -             -               154            -              154
Net income for year                           -              -             -               -            6,287          6,287
                                            -----          -----      ---------        -------         ------         ------

Balance, December 31, 1996                    -          $   -        8,190,125      $ 109,128       $(28,882)     $  80,246
                                            -----          -----      ---------        -------         ------         ------
                                            -----          -----      ---------        -------         ------         ------



See accompanying notes to financial statements.

                             TRIQUINT SEMICONDUCTOR, INC.

                               Statements of Cash Flows

                 For the years ended December 31, 1996, 1995 and 1994

                                    (In thousands)



                                                                            Year Ended December 31
                                                                     ----------------------------------
                                                                     1996           1995           1994
                                                                     ----           ----           ----
Cash flows from operating activities:
    Net income (loss)                                             $  6,287          3,062         (9,732)
      Adjustments to reconcile net income (loss) to net cash
        provided (used) by operating activities:
          Depreciation and amortization                              3,068          3,042          3,252
          Loss (gain) on sale of assets                               (728)           (19)            81
          Restructuring charges                                        -              -              443
          Change in assets and liabilities:
              (Increase) decrease in:
                Receivables                                         (4,614)        (2,070)         1,935
                Inventories                                         (1,141)        (3,107)         1,466
                Prepaid expenses and other assets                      (79)           (31)          (124)
              Increase (decrease) in:
                Accounts payable                                     2,637          2,280            316
                Accrued expenses                                        85           (550)         2,983
                Deferred revenue                                      (141)           141           (333)
                                                                   -------        -------       --------
                   Net cash provided by operating
                     activities                                      5,374          2,748            287
                                                                   -------        -------       --------
Cash flows from investing activities:
    Purchase of investments                                        (97,266)       (49,790)       (15,002)
    Sale of investments                                             75,415         26,871         10,000
    Increase in restricted cash                                       (504)           -              -
    Capital expenditures                                            (4,060)        (1,273)           (94)
    Proceeds from sale of assets                                       728             19            -
                                                                   -------        -------       ---------
                   Net cash used by investing activities           (25,687)       (24,173)        (5,096)
                                                                   -------        -------       ---------
Cash flows from financing activities:
    Principal payments under capital lease obligations
      and installment notes                                         (2,992)        (1,723)        (1,308)
    Payments on debt, net                                              -              -             (353)
    Issuance of common stock, net                                    1,161         48,756          3,755
                                                                   -------        -------       ---------
                   Net cash provided (used) by financing
                     activities                                     (1,831)        47,033          2,094
                                                                   -------        -------       ---------
                   Net increase (decrease) in cash and cash
                     equivalents                                   (22,144)        25,608         (2,715)

Cash and cash equivalents at beginning of year                      35,051          9,443         12,158
                                                                   -------        -------       ---------
Cash and cash equivalents at end of year                           $12,907         35,051          9,443
                                                                   -------        -------       ---------
                                                                   -------        -------       ---------


                                                                 (Continued)

                             TRIQUINT SEMICONDUCTOR, INC.

                                    (In thousands)


                                                                      Year Ended December 31
                                                                   ---------------------------
                                                                     1996       1995      1994
                                                                   -------     ------   ------
Supplemental disclosures of cash flow information:
    Cash paid for:
      Interest                                                     $ 1,015        529       336
                                                                    ------     ------     -----
                                                                    ------     ------     -----
      Income taxes                                                 $    20        112         2
                                                                    ------     ------     -----
                                                                    ------     ------     -----
Supplemental schedule of non-cash investing and financing
    activities:
      Assets acquired through issuance of stock (net
        of issuance costs)                                         $   -          -         124
      Purchase of assets through capital lease and
        installment notes                                            6,535      7,831     3,310
      Conversion of accounts payable to capital leases                 -          -         759
      Issuance of common stock for royalties                       $  -           -         419
                                                                    ------     ------     -----
                                                                    ------     ------     -----


See accompanying notes to financial statements.

                             TRIQUINT SEMICONDUCTOR, INC.

                            Notes to Financial Statements

                              December 31, 1996 and 1995

                       (In thousands, except share information)




(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) DESCRIPTION OF THE COMPANY

      TriQuint Semiconductor, Inc. (the Company) is engaged in the design, development, manufacture and sale of a broad range of high performance analog and mixed signal integrated circuits for the wireless communications, telecommunications and computing markets. The Company currently utilizes its proprietary gallium arsenide technology to manufacture standard and customer-specific integrated circuits.

      During 1996, the Company changed its fiscal year end to be on a calendar basis. For fiscal 1995 and prior the Company's fiscal year ended on the last Saturday nearest December 31. For convenience, the Company has indicated in these financial statements that, for fiscal 1995 and 1994, its fiscal years ended on December 31.

  (b) MANAGEMENT ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (c) REVENUE RECOGNITION

      Standard product revenue is recognized upon shipment of product. The Company recognizes revenue on customer-specific products or services based on certain design, manufacturing and other milestones.

  (d) CASH EQUIVALENTS

      The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.


                                                          (Continued)

                             TRIQUINT SEMICONDUCTOR, INC.

                            Notes to Financial Statements

                       (In thousands, except share information)




  (e) INVESTMENTS

      The Company has adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115). SFAS No. 115 requires the classification of debt and marketable equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts.
      Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are reported as a separate component of stockholders' equity until realized.

      The Company's investment securities are comprised of medium term corporate notes, foreign debt securities, commercial paper and auction rate preferred stock and have been classified as available-for-sale securities at December 31, 1996 and 1995. Carrying value is substantially the same as market value at December 31, 1996 and 1995.

  (f) ACCOUNTS RECEIVABLE

      Accounts receivable are shown net of allowance for doubtful accounts of $219 and $202 at December 31, 1996 and 1995, respectively.

  (g) INVENTORIES

      Inventories are stated at the lower of standard cost (approximates actual cost on a first-in, first-out basis) or market (net realizable value). Inventories are shown net of a valuation reserve of $2,383 and $2,309 at December 31, 1996 and 1995, respectively.

  (h) PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment are recorded at cost. Machinery and equipment under capital leases are stated at the lower of the present value of the minimum lease payments at the beginning of the lease term or the fair value of the leased assets at the inception of the lease.

      Depreciation is provided using the straight-line method over estimated useful lives ranging from five to seven years. Leasehold improvements are amortized over the shorter of the estimated life of the asset or the term of the related lease, generally three to five years. Depreciation begins on assets in process at the time the related assets are placed in service. Maintenance and repairs are expensed as incurred.


                                                          (Continued)

                             TRIQUINT SEMICONDUCTOR, INC.

                            Notes to Financial Statements

                       (In thousands, except share information)




  (i) RESEARCH AND DEVELOPMENT COSTS

      The Company charges all research and development costs associated with the development of new products to expense when incurred.

      Engineering and design costs related to revenues on non-recurring engineering services billed to customers are classified as research, development and engineering expense. Additionally, certain related contract engineering costs are also included in research, development and engineering expense.

  (j) CONCENTRATIONS OF CREDIT RISK

      The Company sells its products to original equipment manufacturers and distributors involved in a variety of industries including wireless communications, telecommunications, computers and peripherals. The Company performs continuing credit evaluations of its customers and generally does not require collateral; however, in certain circumstances, the Company may require letters of credit from its customers.

  (k) NET INCOME  PER COMMON AND COMMON EQUIVALENT SHARE

      Net income per share is computed using the weighted average number of common and dilutive common equivalent shares assumed to be outstanding during the period (using the treasury stock method for dilutive common equivalent shares). Common equivalent shares consist of options and warrants to purchase common stock.

  (l) INCOME TAXES

      The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.


                                                          (Continued)

                             TRIQUINT SEMICONDUCTOR, INC.

                            Notes to Financial Statements

                       (In thousands, except share information)




  (m) FINANCIAL INSTRUMENTS

      The carrying amount of cash equivalents, investments, trade receivables, accounts payable and short term borrowing approximate fair value because of the short-term nature of these instruments. The fair value of long-term obligations under capital lease were estimated by discounting the future cash flows using market interest rates and does not differ significantly from that reflected in the financial statements.

      Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

  (n) RECLASSIFICATIONS

      Certain reclassifications have been made to the 1994 and 1995 statements to conform with the 1996 presentation.

(2) PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consist of the following:

                                               December 31
                                             -----------------
                                              1996       1995
                                             -------    ------
         Machinery and equipment             $37,348    31,787
         Leasehold improvements                1,052     1,039
         Furniture and fixtures                  664       523
         Computer equipment                    6,477     5,287
         Assets in process                     9,325     5,635
                                             -------    ------

                                              54,866    44,271
         Less accumulated depreciation and
              amortization                    32,879    29,811
                                             -------    ------
                                             $21,987    14,460
                                             -------    ------
                                             -------    ------


                                                          (Continued)

                             TRIQUINT SEMICONDUCTOR, INC.

                            Notes to Financial Statements

                       (In thousands, except share information)




(3) LEASE AND INSTALLMENT NOTE OBLIGATIONS

    At December 31, 1996 and 1995, the Company had outstanding $5,390 and $1,864 of installment notes with interest rates ranging from 8.7% to 9.9%. The notes are payable in monthly installments of principal and interest through 2001 and are secured by equipment with a net book value of $4,957 and $1,764 at December 31, 1996 and 1995.

    Additionally, the Company leases certain equipment under capital leases. The future minimum lease payments under installment notes and non-cancelable leases as of December 31, 1996 are as follows:

                                                      Installment
                                                       notes and
                                                        capital       Operating
                                                         leases        leases
                                                         ------          ------
         Year ending:
              1997                                      $ 4,549             586
              1998                                        4,112              20
              1999                                        3,506              14
              2000                                        2,456             -
              2001                                        1,417             -
                                                        -------           -----
                   Total                                 16,040           $ 620
                                                                          -----
                                                                          -----
         Less amounts representing interest               2,776
                                                        -------
                   Present value of minimum payments     13,264

         Less current installments                        3,373
                                                      ---------

                                                      $   9,891
                                                      ---------
                                                      ---------


                                                          (Continued)

                            TRIQUINT SEMICONDUCTOR, INC.

                            Notes to Financial Statements

                       (In thousands, except share information)




Balances applicable to capitalized leases, which are included in machinery and equipment, are summarized as follows:

                                                   DECEMBER 31
                                             -----------------------
                                               1996           1995
                                             --------        -------
         Machinery and equipment             $ 12,092         12,030
         Less accumulated amortization          4,134          4,964
                                             --------        -------
                                             $  7,958          7,066
                                             --------        -------
                                             --------        -------

    Rent expense under operating leases was $1,065, $1,098 and $1,553 during the years ended 1996, 1995 and 1994, respectively.

    In May of 1996, the Company entered into an agreement to lease an office building (building) and fabrication facility (facility) under construction in Hillsboro, Oregon which will be its future headquarters. The lessors of the buildings have committed to fund up to a maximum of $45 million (subject to reductions based on certain conditions in the lease) for the construction of the buildings, with the portion of the committed amount actually used to be determined by the Company. Rent obligations will commence upon the building and facility becoming operational, will be equal to the lessor's debt service costs and will expire at the end of the initial lease term of five years. At the end of the lease term, the Company may renew the lease for an additional five years or may purchase the property. If the Company elects not to renew the lease or purchase the property, the Company must sell the property to a third party, guaranteeing up to a maximum of 85% of the original cost.

    As part of the above lease, the Company restricted $30.5 million of its securities as collateral for specified obligations of the lessor under the lease. These securities will be restricted as to withdrawal and will be managed by the Company subject to certain limitations under its investment policy. In addition, the Company must maintain a minimum consolidated tangible net worth of $50 million a total liabilities to net worth ratio equal to or less than .75 to 1 and maintain cash and liquid investments, including restricted investments, greater than $45.0 million.


                                                              (Continued)

                             TRIQUINT SEMICONDUCTOR, INC.

                            Notes to Financial Statements

                       (In thousands, except share information)




(4) DEBT

    The Company has a line of credit agreement for general corporate purposes. The agreement is unsecured, and provides for aggregate borrowings of $10,000. Interest is payable monthly. Interest rate is at prime plus a spread (determined quarterly, based on the Company's ratio of debt to tangible net worth) ranging from -0-% to 1% (8.25% at December 31, 1996); principal due on demand. No amount was outstanding on the line at December 31, 1996. The line of credit is subject to loan covenants for which the Company is in compliance at December 31, 1996.

(5) ACCRUED EXPENSES

    Accrued expenses consist of the following:

                                                DECEMBER 31
                                         ------------------------
                                            1996           1995
                                         --------         -------
         Accrued payroll                 $  1,927          1,317
         Litigation costs (note 8)            842            977
         Other                              1,609          2,153
                                         --------         ------
                                         $  4,378          4,447
                                         --------         ------
                                         --------         ------

(6) SHAREHOLDERS' EQUITY

   (a) STOCK OPTION PLAN

    The 1987 Stock Incentive Plan (the 1987 Plan) provides for the granting to employees (including officers and employee directors) of incentive stock options within the meaning of Section 422A of the Internal Revenue Code of 1986, and for the granting of non-statutory stock options to employees (including officers and employee directors), directors and consultants. Subject to the discretion of the Board of Directors, options granted under the 1987 Plan generally vest and become exercisable at the rate of 28% at the end of the first year, and thereafter at a rate of 2% per month and have a ten-year term.


                                                            (Continued)

                             TRIQUINT SEMICONDUCTOR, INC.

                            Notes to Financial Statements

                       (In thousands, except share information)




    The exercise price of all incentive stock options granted under the 1987 Plan must be at least equal to the fair market value of the shares on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting rights of the Company's outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date. The exercise price of all non-statutory stock options granted under the 1987 Plan must be at least 50% of the fair market value of the common stock on the date of grant. The terms of all options granted under the 1987 Plan may not exceed ten years.


    During fiscal 1996, the Company's shareholders approved the 1996 Stock Incentive Program (the 1996 Plan) with the same provisions and guidelines as the aforementioned 1987 Plan. The Company reserved 400,000 shares of common stock for grants option under the 1996 Plan.

    At December 31, 1996, there were 372,254 additional shares available for grant under the 1987 and 1996 Plans. The per share weighted-average fair value of stock options granted during 1996 and 1995 was $11 and $9 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:
    1996-expected dividend yield 0%, risk-free interest rate of 6.3%, expected life of 5 years, and an expected volatility over the expected life of 75%; 1995-expected dividend yield 0%, risk-free interest rate of 6.1%, expected life of 5 years and expected volatility over the expected life of 82.4%.

    The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the date of grant for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                         1996           1995
                                                      --------        -------
       Net income                 As reported         $  6,287          3,062
                                   Pro forma             5,481          2,836

       Net income per share       As reported              .71            .42
                                   Pro forma               .62            .39

    Pro forma net income reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of 4 years and compensation cost for options granted prior to January 1, 1995 is not considered.


                                                             (Continued)

                             TRIQUINT SEMICONDUCTOR, INC.

                            Notes to Financial Statements

                       (In thousands, except share information)




Activity under the 1987 and 1996 Plans is as follows:

                                                   NUMBER         WEIGHTED-
                                                     OF       AVERAGE EXERCISE
                                                   SHARES           PRICE
                                                  --------    ----------------
 Options outstanding at December 31, 1994.       1,336,899      $   4.15

   Options:
     Granted                                       128,322          13.35
     Exercised                                    (283,126)          2.42
     Canceled                                      (43,379)          6.61
                                                 ---------      ---------

   Options outstanding at December 31, 1995      1,138,716           5.53

   Options:
     Granted                                       271,759          18.00
     Exercised                                    (236,198)          3.86
     Canceled                                      (86,750)         11.09
                                                 ---------      ---------

   Options outstanding at December 31, 1996      1,087,527      $    8.58

At December 31, 1996, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $1.40 - $29.88 and
7.3 years, respectively.

At December 31, 1996 and 1995, 579,230 and 577,258 options were vested and exercisable, respectively, and the weighted-average exercise price of those options was $5.00 and $3.60, respectively, and 372,254 shares remained available for future grant.


                                                                  (Continued)

                             TRIQUINT SEMICONDUCTOR, INC.

                            Notes to Financial Statements

                       (In thousands, except share information)




 (b) WARRANTS

    On August 31, 1993, the Company issued a warrant to American Telephone and Telegraph Company (AT&T), a related party, to purchase the Company's common stock. The warrant issued provides for the purchase of up to 125,000 shares of common stock at $24.00 per share and is exercisable through August 2000. On December 19, 1994, the company issued an additional warrant to AT&T which provides for the purchase of up to 75,000 shares of common stock at $24.00 per share and is exercisable through December 2001.

    On April 30, 1992, the Company issued a warrant to a leasing company to purchase 5,143 shares of the Company's common stock at an exercise price of $17.50 per share. During the current year, the leasing company exercised its warrants pursuant to a net exercise clause in the warrant agreement. The leasing company received 1,267 shares of common stock.

(7) INCOME TAXES

    The provision for income taxes consists of:

                                                YEAR ENDED
                                                DECEMBER 31
                                        -------------------------
                                          1996     1995      1994
                                        ------    ------    -----
         Current:
              Federal                    $  145       67        -
              State                          86       16        -
                                         ------    -----     ----
                   Total current            231       83        -
                                         ------    -----     ----
                                         ------    -----     ----
         Deferred:
              Federal                         -        -        -
                                         ------    -----     ----
              State                           -        -        -
                                         ------    -----     ----

         Total deferred                       -        -        -
                                         ------    -----     ----
                   Total                 $  231       83        -
                                         ------    -----     ----
                                         ------    -----     ----


                                                            (Continued)

                             TRIQUINT SEMICONDUCTOR, INC.

                            Notes to Financial Statements

                       (In thousands, except share information)




The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate to net income before taxes as follows:

                                                                   YEAR ENDED
                                                                  DECEMBER 31
                                                          ----------------------------
                                                            1996       1995       1994
                                                          ------     ------      ------
  Tax (benefit) computed at federal statutory rate          34.0%      34.0%     (34.0)%
  State income tax (benefit), net of federal effect          4.4        4.6       (4.8)
  Increase (decrease) in valuation allowance               (16.3)      (6.4)      39.8
  Differences between financial and tax reporting for
    stock option exercises                                 (19.2)     (39.9)         -
  Other                                                       .6       10.3       (1.0)
                                                          ------     ------      -----
  Effective tax rate                                         3.5%       2.6%         -%
                                                          ------     ------      -----
                                                          ------     ------      -----

The deferred income tax provision (benefit) results from changes in deferred tax assets and liabilities as follows:

                                                                   YEAR ENDED
                                                                  DECEMBER 31
                                                          ----------------------------
                                                            1996       1995       1994
                                                          ------     ------      ------
  Reserves not currently deductible                       $  (45)       (53)       (523)
  Tax depreciation and amortization                          384        217          93
  Accrued liabilities                                         85        409        (943)
  Net operating loss carryforward                            801       (284)     (2,070)
  Valuation allowance                                     (1,060)      (200)      3,506
  Other                                                     (165)       (89)        (63)
                                                          ------     ------      ------
        Total                                             $    -          -           -
                                                          ------     ------      ------
                                                          ------     ------      ------


                                                                   (Continued)

                             TRIQUINT SEMICONDUCTOR, INC.

                            Notes to Financial Statements

                       (In thousands, except share information)




The tax effects of significant items comprising the Company's deferred tax asset and liability are as follows:

                                                                DECEMBER 31
                                                           --------------------
                                                             1996         1995
                                                           --------     -------
   Deferred tax liabilities:
     Depreciation                                          $    977         593
                                                           --------     -------
        Total deferred tax liability                            977         593
                                                           --------     -------
   Deferred tax assets:
     Accounts receivable                                         84          78
     Inventory                                                1,002         963
     Accrued liabilities                                        626         711
     Net operating loss carryforwards                         9,484      10,285
     Other                                                      433         268
                                                           --------     -------
  Total deferred tax asset before valuation allowance        11,629      12,305
                                                           --------     -------
     Valuation allowance                                    (10,652)    (11,712)
                                                           --------     -------
       Total deferred tax asset                                 977         593
                                                           --------     -------
       Net deferred tax liability (asset)                  $      -           -
                                                           --------     -------
                                                           --------     -------

    The valuation allowance for deferred tax assets as of January 1, 1994 was $8,406. The net change in total valuation allowance for the years ended December 31, 1996, 1995 and 1994 was a decrease of $1,060, a decrease of $200, and an increase of $3,506, respectively. Approximately $2,653 of the valuation allowance for deferred tax assets will be credited directly to shareholders' equity in the event tax benefits of net operating losses that resulted from stock options exercises are subsequently recognized.

    At December 31, 1996, the Company had approximately $26,595 of net operating loss carryforwards to offset against future income for federal income tax purposes which expire from 2003 through 2010, $3,812 for California state income tax purposes which expire in years 1997 through 1999, and $6,330 expiring in years 1997 through 2010 in other states.

                                                                  (Continued)

                             TRIQUINT SEMICONDUCTOR, INC.

                            Notes to Financial Statements

                       (In thousands, except share information)




    The Company's ability to use its net operating loss carryforwards to offset future taxable income is subject to annual restrictions contained in the United States Internal Revenue code of 1986, as amended (the Code). These restrictions act to limit the Company's future use of its net operating losses following certain substantial stock ownership changes enumerated in the Code and referred to hereinafter as an "ownership change".

    Consummation of the Company's initial public offering created an ownership change that has resulted in approximately $16,100 of the pre-1994 net operating loss carryforwards being limited to approximately $1,750 per year. In addition, approximately $9,042 are further limited to approximately $967 per year due to changes in the Company's ownership structure during 1991.

(8) CONTINGENT LIABILITIES

    In July 1994, a shareholder class action lawsuit was filed against the Company with the United States District Court for the Northern
    District of California seeking unspecified damages. The suit alleges that the Company, its underwriters, and certain of its officers, directors and investors, intentionally misled the investing public regarding the financial prospects of the Company. The Company believes this litigation is without merit and intends to defend such action vigorously. The Company recorded a charge to earnings for its third quarter ended September 30, 1994 of approximately $1,500 for expected costs associated with the suit. In 1996, the Company succeeded in obtaining a change in venue from California to Oregon.
    The pretrial discovery of the lawsuit is scheduled to end on April 11, 1997. A trial date has not been set.

(9) RESTRUCTURING OF OPERATIONS

    On September 30, 1994, the Company announced plans to shut-down and relocate its computing and networking group from Santa Clara, California to Beaverton, Oregon. All manufacturing operations have been relocated to Beaverton, Oregon. In conjunction with this plan, the Company recorded restructuring liabilities, aggregating $443 in the third quarter, for the expenses associated with the shut down of the Santa Clara operations; including employment termination costs of $187, lease termination costs of $169 and all other exit costs totaling $87. The shut down occurred on February 17, 1995 and 18 employees engaged in manufacturing, engineering and administrative functions were terminated. During the fourth quarter of 1994, the Company made cash payments of $87 for restructuring related items resulting in a restructuring accrual at December 31, 1994 of $356. From December 31, 1994 through December 31, 1995, the Company made cash payments for all remaining restructuring costs.


                                                               (Continued)

                             TRIQUINT SEMICONDUCTOR, INC.

                            Notes to Financial Statements

                       (In thousands, except share information)




(10) BENEFIT PLANS

    The Company sponsors the 1992 Employee Stock Purchase Plan (the Purchase Plan) and a voluntary contribution profit sharing and savings plan under Section 401(k) of the Internal Revenue Code which is available to substantially all employees. The Company has reserved 200,000 shares of common stock for issuance under the Purchase Plan of which 22,779 shares has been issued at December 31, 1996.

(11) SIGNIFICANT CUSTOMERS AND SEGMENT INFORMATION

    Sales outside of the United States were approximately $18,100, $14,800 and $12,700 in 1996, 1995 and 1994, respectively. Revenues for significant customers, those representing approximately 10% or more of total revenues for each period, are summarized as follows:

                                        YEAR ENDED
                                        DECEMBER 31
                                 ------------------------
                                 1996      1995      1994
                                 ----      ----      ----
    Customer A                    12%       14%       19%
    Customer B                    17        24        -
    Customer C                    13        11        12

    Related receivables from such customers were 26% and 44% of trade accounts receivable at December 31, 1996 and 1995, respectively.

    The Company operates in one industry segment and is engaged in the design, development, manufacture and sale of gallium arsenide integrated circuits and related services.

(12) SALE OF INVESTMENT

    On September 1, 1996, the Company sold its 20% interest in its exclusive European distributor, for $680,000. The Company recognized a gain in the accompanying statement of operations in the amount of the sales price as the carrying value of this investment was zero.

                          INDEPENDENT AUDITOR'S REPORT





The Board of Directors and Shareholders
TriQuint Semiconductor, Inc.:


We have audited the accompanying balance sheets of TriQuint Semiconductor, Inc. as of December 31, 1996 and 1995, and the related statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TriQuint Semiconductor, Inc. as of December 31, 1996 and 1995, and the results of its operations, and its cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.




                                                           KPMG PEAT MARWICK LLP




Portland, Oregon
February 7, 1997

TRIQUINT SEMICONDUCTOR, INC.            SUPPLEMENTARY
                                        UNAUDITED FINANCIAL DATA
                                        IN THOUSANDS, EXCEPT PER SHARE AMOUNTS






                                            1996                                     1995
                                             Q4         Q3       Q2        Q1         Q4       Q3        Q2        Q1
STATEMENT OF OPERATIONS DATA:
Total revenues                             $16,211   $15,104   $15,095   $13,116   $12,621   $12,745   $11,137   $9,440

Operating costs and expenses:
  Cost of goods sold                         9,139     8,829     8,363     7,928     8,403     6,516     5,781    4,809
  Research, development and engineering      2,841     2,868     2,660     2,489     2,362     2,299     2,131    2,418
  Selling, general and administrative        3,047     2,722     2,809     2,396     2,151     2,579     2,226    2,053
  Restructuring of operations                    -         -         -         -         -         -         -        -
                                          -----------------------------------------------------------------------------
     Total operating costs and expenses     15,027    14,419    13,832    12,813    12,916    11,394    10,138    9,280


Income from operations                       1,184       685     1,263       303      (295)    1,351       999      160
Other income, net                              482     1,225       720       655       716       102        37       75
                                          ------------------------------------------------------------------------------

  Income before income taxes                 1,666     1,910     1,983       958       421     1,453     1,036      235
Income tax expense                               6        58       119        48         -        44        31        8
                                          ------------------------------------------------------------------------------
Net income                                  $1,660    $1,852    $1,864      $910      $421    $1,409    $1,005     $227
                                          ------------------------------------------------------------------------------
                                          ------------------------------------------------------------------------------


INCOME PER SHARE:
  Net income per common and
     common equivalent share                 $0.19     $0.21     $0.21     $0.11     $0.05     $0.20     $0.15    $0.04


Weighted average common and common
    equivalent shares outstanding            8,934     8,798     8,769     8,590     8,742     7,134     6,610    6,372
                                          ------------------------------------------------------------------------------



MARKET FOR COMPANY'S COMMON
EQUITY AND RELATED
STOCKHOLDER MATTERS

     The Company made its initial public offering on December 13, 1993 at a price of $11.00 per share. The Company's Common Stock is quoted on the Nasdaq Stock Market's National Market under the symbol TQNT.
As of February 28, 1997, there were 247 holders of record of the Company's Common Stock.

     The company has never declared or paid cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. The Company's line of credit with a financial institution contains a restrictive covenant which limits the Company's ability to pay cash dividends or make stock repurchases to 25% of cumulative net income for the preceding fiscal year. Any future determination to pay cash dividends will also be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant.

GENERAL INFORMATION

BOARD OF DIRECTORS                 EXECUTIVE OFFICERS

STEVEN J. SHARP                    STEVEN J. SHARP
Chairman of the Board, President   Chairman of the Board, President
and Chief Executive Officer,       and Chief Executive Officer
TriQuint Semiconductor, Inc.
                                   EDWARD C. V. WINN
PAUL A. GARY                       Executive Vice President Finance and
Retired Executive of AT&T          Administration, Chief Financial Officer and
                                   Secretary

CHARLES SCOTT GIBSON               JOSEPH I. MARTIN
Consultant                         Vice President, Corporate Development

E. FLOYD KVAMME                    BRUCE R. FOURNIER
General Partner                    Vice President, Sales
Kleiner Perkins Caufield & Byers
Venture Capital Firm               DONALD H. MOHN
                                   Vice President and General Manager
                                   Telecom and Computing
EDWARD F. TUCK
General Partner
Kinship Venture Management, LLP    J. DAVID PYE
                                   Vice President, Manufacturing Operations
WALDEN C. RHINES
President and Chief Executive      RONALD R. RUEBUSCH
Officer                            Vice President and General Manager,
Mentor Graphics, Inc.              Wireless Communications

                                   E. K. RANJIT
                                   Vice President, Finance, Treasurer and
                                   Assistant Secretary

ANNUAL MEETING

The Company's Annual Meeting of Stockholders will be held on Thursday, May 29, 1997 at 2:00 p.m. (PDT) at the Company's principal executive offices, located at 2300 NE Brookwood Parkway, Hillsboro, Oregon, 97124.

FORM 10-K

A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission, is available free of charge by calling the Investor Relations number below.

CORPORATE HEADQUARTERS

2300 NE Brookwood Parkway
Hillsboro, Oregon 97124
Phone:  (503) 615-9000
Fax:  (503) 615-8900

INVESTOR RELATIONS
E. K. Ranjit
(503) 615-9414

Heidi Flannery
Fi.Comm
(503) 844-8888

TRANSFER AGENT

ChaseMellon
Shareholder Services
San Francisco, California

INDEPENDENT PUBLIC ACCOUNTANTS

KPMG Peat Marwick LLP
Portland, Oregon

LEGAL COUNSEL

Wilson Sonsini Goodrich & Rosati
Palo Alto, California