Form 10-K405, Exhibit 13
period 1997-12-31
TRIQUINT SEMICONDUCTOR INC
filed 1998-03-31
CIK 913885

COMMON STOCK PRICES


Quarter                          High      Low
Q4 1997                        $ 45 3/8  $ 17 3/8
Q3 1997                          45 1/2    32 1/4
Q2 1997                          40 3/4    21 1/8
Q1 1997                          37 7/8    20 1/2
Q4 1996                          30 3/4    16 7/8
Q3 1996                          26 3/4    15 5/8
Q2 1996                          25 3/8    15 1/4
Q1 1996                          16 1/4     9


TRIQUINT SEMICONDUCTOR, INC.           SELECTED FINANCIAL DATA

                                       IN THOUSANDS, EXCEPT PER SHARE AMOUNTS


                                       YEAR ENDED DECEMBER 31,(1)

                                                  1997         1996          1995          1994          1993
STATEMENT OF OPERATIONS DATA:
Total revenues                                 $71,367      $59,526       $45,943       $30,261       $32,606
Operating costs and expenses:
  Cost of goods sold                            40,028       34,258        25,509        19,790        14,660
  Research, development and
    engineering                                 11,518       10,858         9,210         9,945         8,941
  Selling, general and
    administrative                              14,188       10,975         9,009        10,013         7,533
  Restructuring of operations                       --           --            --           443            --
                                       ----------------------------------------------------------------------
     Total operating costs and
       expenses                                 65,734       56,091        43,728        40,191        31,134
                                       ----------------------------------------------------------------------

Income (loss) from operations                    5,633        3,435         2,215        (9,930)        1,472
Other income (expense), net                      2,117        3,083           930           198          (414)
                                       ----------------------------------------------------------------------

Income (loss) before income taxes                 7,750       6,518         3,145        (9,732)        1,058
Income tax expense                                  890         231            83            --           271
                                       ----------------------------------------------------------------------

Net income (loss)                                $6,860      $6,287        $3,062       ($9,732)         $787
                                       ----------------------------------------------------------------------
                                       ----------------------------------------------------------------------

PER SHARE DATA:
Net income(loss):
    Basic                                         $0.82       $0.78         $0.48        ($1.82)        $0.19
    Diluted                                       $0.75       $0.72         $0.42        ($1.82)        $0.19

Weighted average shares:
    Basic                                         8,373       8,045         6,358         5,346         4,236
    Diluted                                       9,108       8,763         7,237         5,346         4,236

BALANCE SHEET DATA:
Working capital                                 $35,180     $37,591       $65,513       $16,409       $19,541
Total assets                                    121,418     107,596        94,024        34,227        35,166
Long-term obligations, less current
  installments                                   12,550       9,891         7,392         4,062         1,712
Shareholders' equity                             90,038      80,246        72,644        20,785        26,219

                                       ----------------------------------------------------------------------


(1) Except for 1996 and 1997, the Company's fiscal year ended on the Saturday nearest December 31. For convenience, the Company has indicated in this Annual Report that its fiscal years ended on December 31.

                    MANAGEMENT'S  DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     IN ADDITION TO THE OTHER INFORMATION IN THIS ANNUAL REPORT TO SHAREHOLDERS AND IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR 1997 INTO WHICH THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A) IS INCORPORATED BY REFERENCE, CERTAIN STATEMENTS IN THE FOLLOWING MD&A ARE FORWARD LOOKING STATEMENTS. WHEN USED IN THIS REPORT, THE WORD "EXPECTS," "ANTICIPATES," "ESTIMATES," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. SUCH RISKS AND UNCERTAINTIES ARE SET FORTH BELOW UNDER "FACTORS AFFECTING FUTURE OPERATING RESULTS."

INTRODUCTION

     TriQuint Semiconductor, Inc. (TriQuint or the Company) designs, develops, manufactures and markets a broad range of high performance analog and mixed signal integrated circuits for the wireless communications, telecommunications and computing markets. The Company utilizes its proprietary gallium arsenide (GaAs) technology to enable its products to overcome the performance barriers of silicon devices in a variety of applications. The Company sells its products on a worldwide basis and its end user customers include Alcatel, Cellnet Data Systems, Cisco Systems, Ericsson, IBM, Lucent Technologies, Motorola, Northern Telecom, Siliconix and Storage Technology.

     On January 13, 1998, the Company acquired substantially all of the assets of the Monolithic Microwave Integrated Circuit (MMIC) operations of the former Texas Instruments' Defense Systems & Electronics Group from Raytheon TI Systems, Inc. (RTIS), a Delaware corporation and a wholly owned subsidiary of Raytheon Company (Raytheon). The MMIC operations include the GaAs foundry and MMIC business of the R/F Microwave Business Unit that RTIS acquired on July 11, 1997 from Texas Instruments Incorporated (TI) which MMIC business includes without limitation, TI's GaAs Operations Group, TI's Microwave GaAs Products Business Unit, the MMIC component of TI's Microwave GaAs Products Business Unit, the MMIC component of TI's Microwave Integrated Circuits Center of Excellence and the MMIC research and development component of TI's Systems Component Research Laboratory (collectively, the MMIC Business).

     The MMIC Business designs, develops, produces and sells advanced GaAs MMIC products which are used in defense and commercial applications. In the area of defense applications, the MMIC Business supplies military contractors with MMIC products and services for applications such as high power amplifiers, low noise amplifiers, switches and attenuators for active array radar, missiles, electronic warfare systems and space communications systems. In commercial applications, the MMIC Business provides products and services for wireless and space-based communications.

     Pursuant to an Asset Purchase Agreement with RTIS, TriQuint acquired the MMIC Business for approximately $19.5 million in cash and 844,613 shares of TriQuint Common Stock (the Shares) valued at approximately $19.5 million for a total purchase consideration of approximately $39 million. The Shares are redeemable at TriQuint's option at any time within 360 days of January 13, 1998 at a price of approximately $23 per share. The cash portion of the purchase price was financed through an equipment leasing arrangement through General Electric Capital Corporation involving certain assets pursuant to the Agreement.

RESULTS OF OPERATIONS

The following table sets forth the statement of operations data of the Company expressed as a percentage of total revenues for the periods indicated.


YEAR ENDED DECEMBER 31,                        1997          1996         1995
                                               ----          ----         ----
Total revenues                                100.0 %       100.0 %      100.0 %

Operating costs and expenses:

  Cost of goods sold                           56.1          57.6         55.5

  Research, development and engineering        16.1          18.2         20.1

  Selling, general and administrative          19.9          18.4         19.6
                                              -----         -----        -----
      Total operating costs and expenses       92.1          94.2         95.2
                                              -----         -----        -----

Income from operations                          7.9           5.8          4.8

Other income, net                               3.0           5.2          2.1
                                              -----         -----        -----
  Income before income taxes                   10.9          11.0          6.9

Income tax expense                              1.3           0.4          0.2
                                              -----         -----        -----
Net income                                      9.6 %        10.6 %        6.7 %
                                              -----         -----        -----
                                              -----         -----        -----


In 1996, the Company changed its year end to December 31. For 1995, the Company's fiscal year ended on the Saturday nearest to December 31. For convenience, the Company has indicated here that its fiscal years end on December 31. The fiscal years ended December 31, 1997, December 31, 1996 and December 31, 1995 are hereinafter referred to as Fiscal 1997, Fiscal 1996 and Fiscal 1995, respectively.

COMPARISON OF 1997 AND 1996

TOTAL REVENUES

     The Company derives revenues from the sale of standard and customer-specific products and services. The Company's revenues also include non-recurring engineering (NRE) revenues relating to the development of customer-specific products. The Company organizes its product and service revenues into three product areas: Wireless Communications, Telecommunications, and Computing. Total revenues for Fiscal 1997 increased 19.9% to $71.4 million from $59.5 million for Fiscal 1996. The increase in total revenues was due to significantly increased demand for products in all three product areas. Wireless communications, telecommunications, and computing revenues accounted for 47%, 41%, and 12% of total revenues, respectively, for Fiscal 1997. Domestic and international revenues for Fiscal 1997 were $47.1 million and $24.3 million, respectively, as compared to $41.4 million and $18.1 million, respectively, for Fiscal 1996. The Company currently anticipates an overall increase in the volume of product revenues from existing and new customers.

COST OF GOODS SOLD

     Cost of goods sold includes all direct material, labor and overhead expenses and certain production costs related to NRE revenues. In general, gross profit generated from the sale of customer-specific products and from NRE revenues is typically higher than gross profit from the sale of standard products. The factors affecting product mix include the relative demand in the various market segments incorporating the Company's customer-specific products and standard products, as well as the number of NRE contracts which result in volume requirements for customer-specific products. Cost of goods sold was $40.0 million in Fiscal 1997 and increased from $34.3 million in Fiscal 1996. Cost of goods sold for Fiscal 1997 decreased slightly as a percentage of total revenues to 56.1% from 57.6% for Fiscal 1996. The decrease in cost of goods sold as a percentage of total revenues was primarily attributable to improvements in production yields and increased volume, which were partially offset by certain costs associated with the Company's startup of its new wafer fabrication facility and variances associated with expediting costs.

     The Company has at various times in the past experienced lower than expected production yields which have delayed shipments of a given product and adversely affected gross margins. There can be no assurance that the Company will be able to maintain acceptable production yields in the future and, to the extent that it does not achieve acceptable production yields, its operating results would be materially adversely affected. The Company's operation of its own leased wafer fabrication facility entails a high degree of fixed costs and requires an adequate volume of production and sales to be profitable. During periods of decreased demand, high fixed wafer fabrication costs would have a material adverse effect on the Company's operating results.

RESEARCH, DEVELOPMENT AND ENGINEERING

     Research, development and engineering (RD&E) expenses include the costs incurred in the design of products associated with NRE revenues, as well as ongoing product development and research and development expenses. The Company's RD&E expenses for Fiscal 1997 increased 6.1% to $11.5 million from $10.9 million for Fiscal 1996. RD&E expenses as a percentage of total revenues decreased to 16.1% for Fiscal 1997 from 18.2% for Fiscal 1996. The increase in RD&E expenses in absolute dollar level was primarily due to increased product development activities and NRE expenses in response to increased demand from customers. The number of major design wins for Fiscal 1997 increased 17% from Fiscal 1996. Major design wins are defined as designs which are anticipated to produce at least $100,000 per year in revenue, if and when they enter production. The decrease in RD&E expenses as a percentage of total revenues was the result of the increased sales volume in Fiscal 1997. The Company is committed to substantial investments in RD&E and expects such expenses will increase in absolute dollar amount in the future.

SELLING, GENERAL AND ADMINISTRATIVE

     Selling, general and administrative (SG&A) expenses for Fiscal 1997 increased 29.3% to $14.2 million from $11.0 million for Fiscal 1996. SG&A increased as a percentage of total revenues to 19.9% for 1997 from 18.4% for 1996. The increase in the level of SG&A expenses was primarily due to costs associated with the Company's move to its new facility in Hillsboro, increased information technology support costs, increased sales commissions in connection with the increase in the level of total revenues, and professional fees.

OTHER INCOME, NET

     Other income, net for Fiscal 1997 decreased to $2.1 million as compared to $3.1 million for Fiscal 1996. This decrease resulted from a one-time gain of $680,000 from the sale of the Company's minority interest in its primary distributor in Europe in Fiscal 1996 and from higher interest expense in Fiscal 1997 associated with an increase in capital lease obligations.

INCOME TAX EXPENSE

     The effective tax rate for Fiscal 1997 was 11.5%, which is less than the federal and state statutory rate of approximately 40% due to the use of net operating loss carryforwards. The effective tax rate for Fiscal 1996 was 3.5%.

     At December 31, 1997, the Company had federal and state net operating loss carryforwards for tax reporting purposes of approximately $26.4 million and $6.8 million, respectively. The Company's ability to use its net operating loss carryforwards against taxable income is subject to additional restrictions and limitations under Section 382 of the Internal Revenue Code of 1986, as amended, in the event of a change of ownership of the Company as defined therein. See Note 7 of Notes to Financial Statements.

COMPARISON OF 1996 AND 1995

TOTAL REVENUES

     Total revenues for Fiscal 1996 increased 29.6% to $59.5 million from $45.9 million for Fiscal 1995. The increase in total revenues was due to significantly increased demand for products in all three product areas: wireless communications, telecommunications, and computing. Wireless communications, telecommunications, and computing revenues accounted for 49%, 34%, and 17% of total revenues, respectively, for Fiscal 1996. Domestic and international revenues for Fiscal 1996 were $41.4 million and $18.1 million, respectively, as compared to $31.1 million and $14.8 million, respectively, for Fiscal 1995.

COST OF GOODS SOLD

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

RESEARCH, DEVELOPMENT AND ENGINEERING

     The Company's RD&E expenses for Fiscal 1996 increased 17.9% to $10.9 million from $9.2 million for Fiscal 1995. RD&E expenses as a percentage of total revenues decreased to 18.2% for Fiscal 1996 from 20.1% for Fiscal 1995. The increase in RD&E expenses in absolute dollar level was primarily due to increased product development activities in response to increased demand from customers. The number of major design wins for Fiscal 1996 increased 45% from Fiscal 1995. The decrease in RD&E expenses as a percentage of total revenues was the result of increased sales volume in 1996.

SELLING, GENERAL AND ADMINISTRATIVE

     Selling, general and administrative (SG&A) expenses for Fiscal 1996 increased 21.8% to $11.0 million from $9.0 million for Fiscal 1995. SG&A decreased as a percentage of total revenues to 18.4% for Fiscal 1996 from 19.6% for Fiscal 1995. The increase in the level of SG&A expenses was primarily due to increased sales commissions in connection with the increase in the level of total revenues as well as increased personnel costs. The decrease in SG&A expenses as a percentage of total revenues for Fiscal 1996 resulted from revenue growth that outpaced the growth of SG&A expenses.

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

NEW ACCOUNTING STANDARDS

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income", which established requirements for disclosure of comprehensive income. The objective of SFAS No. 130 is to report all changes in equity that result from transactions and economic events other than transactions with owners. Comprehensive income is the total of net income and all other non-owner changes in equity. SFAS No. 130 is effective for fiscal years beginning after

December 15, 1997. Reclassification of earlier financial statements for comparative purposes is required. The Company does not expect implementation to have a significant impact on the financial statements.

     Also in June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". SFAS 131 requires public companies to report certain information about their operating segments in a complete set of financial statements to shareholders. It also requires reporting of certain enterprise-wide information about the Company's products and services, its activities in different geographic areas, and its reliance on major customers. The basis for determining the Company's operating segments is the manner in which management operates the business. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. The Company does not expect implementation to have a significant impact on the financial statements.

FACTORS AFFECTING FUTURE RESULTS

     VARIABILITY OF OPERATING RESULTS AND CYCLICALITY OF SEMICONDUCTOR INDUSTRY - The Company's quarterly and annual results of operations have varied in the past and may vary significantly in the future due to a number of factors, including cancellation or delay of customer orders or shipments; market acceptance of the Company's or its customers' products; the Company's success in achieving design wins; variations in manufacturing yields; timing of announcement and introduction of new products by the Company and its competitors; changes in revenue and product mix; competitive factors; changes in manufacturing capacity and variations in the utilization of such capacity; variations in average selling prices; variations in operating expenses; the long sales cycles associated with the Company's customer specific products; the timing and level of product and process development costs; the cyclicality of the semiconductor industry; the timing and level of nonrecurring engineering ("NRE") revenues and expenses relating to customer specific products; changes in inventory levels; and general economic conditions. Any unfavorable changes in these or other factors could have a material adverse effect on the Company's results of operations. For example, in June 1994, Northern Telecom, the Company's largest customer, requested that the Company delay shipment of certain of its telecommunications devices to Northern Telecom. This decision, together with a general softness of orders in the telecommunications market, materially adversely affected the Company's revenues and results of operations in the second quarter of 1994 and for the balance of that year. The Company expects that its operating results will continue to fluctuate in the future as a result of these and other factors. The Company's expense levels are based, in part, on its expectations as to future revenue and, as a result, net income would be disproportionately and adversely affected by a reduction in revenue. Due to potential quarterly fluctuations in operating results, the Company believes that quarter-to-quarter comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance. Furthermore, it is likely that in some future quarter the Company's net sales or operating results will be below the expectations of public market securities analysts or investors. In such event, the market price of the Company's Common Stock would likely be materially adversely affected.

     TRANSITION OF MANUFACTURING OPERATIONS TO A NEW FACILITY - In the fourth quarter of 1997, the Company completed the move of its wafer fabrication and manufacturing facilities to its new Hillsboro facility. The Company's administrative, engineering, sales and marketing offices and test operations moved into this new facility during the first quarter of 1997. The Company's lease and operation of its own wafer fabrication and manufacturing facilities entails a high level of fixed costs. Such fixed costs consist primarily of occupancy costs for the Hillsboro facility, investment in manufacturing equipment, repair, maintenance and depreciation costs related to equipment and fixed labor costs related to manufacturing and process engineering. The Company's manufacturing yields vary significantly among its products, depending on a given product's complexity and the Company's experience in manufacturing such product. The Company has experienced in the past and may experience in the future substantial delays in product shipments due to lower than expected production yields. The Company's transition of manufacturing operations to the higher capacity Hillsboro facility will result in a significant increase in fixed and operating expenses. If revenue levels do not increase sufficiently to offset these additional expense levels, the Company's results of operations will be materially adversely affected in future periods. In addition, during periods of low demand, high fixed wafer fabrication costs could have a material adverse effect on the Company's business, financial condition and results of operations.

     INTEGRATION OF ACQUISITIONS - Company management frequently evaluates the strategic opportunities available to it and may in the near-term or long-term future pursue acquisitions of complementary products, technologies or businesses. For example, on January 13, 1998, the Company acquired substantially all of the assets of the MMIC operations of the former Texas Instruments' Defense Systems & Electronics Group from RTIS. Acquisition transactions are accompanied by a number of risks, including, among other things, the difficulty of assimilating the operations and personnel of the acquired companies, the potential disruption of the Company's ongoing business, the inability of management to maximize the financial and strategic position of the Company through the successful incorporation of acquired technology and rights into the Company's products, expenses associated with the transactions, expenses associated with acquired in-process research and development, additional operating expenses, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with employees and customers as a result of any integration of new management personnel, and the potential unknown liabilities associated with acquired businesses. There can be no assurance that the Company will be successful in overcoming these risks or any other problems encountered in connection with its acquisition of the MMIC Business or any other future acquisitions. In addition, future acquisitions by the Company have the potential to result in dilutive issuances of equity securities, the incurrence of additional debt, and amortization expenses related to goodwill and other intangible assets that may materially adversely affect the Company's results of operations.

     MANUFACTURING RISKS - The fabrication of integrated circuits, particularly GaAs devices such as those sold by the Company, is a highly complex and precise process. Minute impurities, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer, wafer breakage or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. As compared to silicon technology, the less mature stage of GaAs technology leads to somewhat greater difficulty in circuit design and in controlling parametric variations, thereby yielding fewer good die per wafer. In addition, the more brittle nature of GaAs wafers can result in higher processing losses than those experienced with silicon wafers. The Company has in the past experienced lower than expected production yields, which have delayed product shipments and materially adversely affected the Company's results of operations. This was experienced in the fourth quarter of 1995 and during 1996. There can be no assurance that the Company will be able to maintain acceptable production yields in the future. Because the majority of the Company's costs of manufacturing are relatively fixed, the number of shippable die per wafer for a given product is critical to the Company's results of operations. To the extent the Company does not achieve acceptable manufacturing yields or experiences product shipment delays, its results of operations could be materially adversely affected. In addition, the Company leases and operates its own wafer fabrication facility, which entails a high level of fixed costs and which requires an adequate volume of production and sales to be profitable. During periods of decreased demand, high fixed wafer fabrication costs could have a material adverse effect on the Company's results of operations.

     PRODUCT QUALITY, PERFORMANCE AND RELIABILITY - The fabrication of GaAs integrated circuits is a highly complex and precise process. The Company expects that its customers will continue to establish demanding specifications for quality, performance and reliability that must be met by the Company's products. GaAs integrated circuits as complex as those offered by the Company often encounter development delays and may contain undetected defects or failures when first introduced or after commencement of commercial shipments. As has occurred with most other semiconductor manufacturers, the Company has from time to time experienced product quality, performance or reliability problems, although no such problems have had a material adverse effect on the Company's operating results. There can be no assurance, however, that defects or failures will not occur in the future relating to the Company's product quality, performance and reliability that may have a material adverse effect on the Company's results of operations. If such failures or defects occur, the Company could experience lost revenue, increased costs (including warranty expense and costs associated with customer support), delays in or cancellations or rescheduling of orders or shipments and product returns or discounts, any of which would have a material adverse effect on the Company's business, financial condition and results of operations.

     RELIANCE ON SIGNIFICANT CUSTOMERS; CUSTOMER CONCENTRATION - A significant portion of the Company's revenues in each fiscal period has historically been concentrated among a limited number of customers. In recent periods, sales to certain of the Company's major customers as a percentage of total revenues have fluctuated. In Fiscal 1997, Northern Telecom accounted for approximately 12.0% of total revenues. In 1996, Cirrus Logic, Giga A/S and Northern Telecom accounted for approximately 16.5%, 12.3%, and 11.9%, respectively, of total revenues. In 1995, Cirrus Logic, Northern Telecom and Giga A/S accounted for approximately 23.7%, 13.5% and 10.9%, respectively, of total revenues. The Company expects that sales to a limited number of customers will continue to account for a substantial portion of its total revenues in future periods. The Company does not have long-term agreements with any of its customers. Customers generally purchase the Company's products pursuant to cancelable short-term purchase orders. The Company's business, financial condition and results of operations have been materially adversely affected in the past by the failure of anticipated orders to materialize and by deferrals or cancellations of orders. If the Company were to lose a major customer or if orders by or shipments to a major customer were to otherwise decrease or be delayed, the Company's business, financial condition and results of operations would be materially adversely affected.

     DEPENDENCE ON CUSTOMER SPECIFIC PRODUCTS - A substantial portion of the Company's products are designed to address the needs of individual customers. Frequent product introductions by systems manufacturers make the Company's future success dependent on its ability to select customer specific development projects which will result in sufficient production volume to enable the Company to achieve manufacturing efficiencies. Because customer specific products are developed for unique applications, the Company expects that some of its current and future customer specific products may never be produced in volume. In addition, in the event of delays in completing designs or the Company's failure to obtain development contracts from customers whose systems achieve and sustain commercial market success, the Company's business, financial condition and results of operations could be materially adversely affected.

     DEPENDENCE ON NEW PRODUCTS AND PROCESSES - The Company's future success depends on its ability to develop and introduce in a timely manner new products and processes which compete effectively on the basis of price and performance and which adequately address customer requirements. The success of new product and process introductions is dependent on several factors, including proper selection of such products and processes, the ability to adapt to technological changes and to support emerging and established industry standards, successful and timely completion of product and process development and commercialization, market acceptance of the Company's or its customers' new products, achievement of acceptable wafer fabrication yields and the Company's ability to offer new products at competitive prices. No assurance can be given that the Company's product and process development efforts will be successful or that its new products or processes will achieve market acceptance. In addition, as is characteristic of the semiconductor industry, the average selling prices of the Company's products have historically decreased over the products' lives and are expected to continue to do so. To offset such decreases, the Company relies primarily on achieving yield improvements and corresponding cost reductions in the manufacture of existing products and on introducing new products which incorporate advanced features and which therefore can be sold at higher average selling prices. To the extent that such cost reductions and new product or process introductions do not occur in a timely manner or the Company's or its customers' products do not achieve market acceptance, the Company's business, financial condition and results of operations could be materially adversely affected.

     PRODUCT AND PROCESS DEVELOPMENT AND TECHNOLOGICAL CHANGE - The market for the Company's products is characterized by frequent new product introductions, evolving industry standards and rapid changes in product and process technologies. Because of continual improvements in these technologies, including those in high performance silicon where substantially more resources are invested than in GaAs technologies, the Company believes that its future success will depend, in part, on its ability to continue to improve its product and process technologies and to develop in a timely manner new technologies in order to remain competitive. In addition, the Company must adapt its products and processes to technological changes and to support emerging and established industry standards. There can be no assurance that the Company will be able to improve its existing products and process technologies, develop in a timely manner new technologies or effectively support industry standards. The failure of the Company to improve its products and process technologies, develop new technologies and support industry standards would have a material adverse effect on the Company's business, financial condition and results of operations.

     EVOLVING INDUSTRY STANDARDS - The markets in which the Company and its customers compete are characterized by rapidly changing technology, evolving industry standards and continuous improvements in products and services. If technologies or standards supported by the Company's or its customers' products become obsolete or fail to gain widespread commercial acceptance, the Company's business, financial condition and results of operations may be materially adversely affected. In addition, the increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in the regulatory approval process may in the future cause the cancellation, postponement or rescheduling of the installation of communications systems by the Company's customers. These delays have in the past had and may in the future have a material adverse effect on the sale of products by the Company and on its business, financial condition and results of operations.

     PENDING LITIGATION - On June 9, 1994 the Company issued a press release indicating that softness in the Company's telecom revenues would adversely affect the Company's financial results. The cause for the reduction in revenues was a general softness in orders in the telecommunications market, including orders from Northern Telecom, the Company's largest customer. As a result of this announcement, the Company's stock price decreased by 48% on June 10, 1994. On July 12, 1994, a stockholder class action lawsuit was filed against the Company, its underwriters, and certain of its officers, directors and investors in the United States District Court for the Northern District of California. The suit alleges that the Company, its underwriters, and certain of its officers, directors and investors intentionally misled the investing public regarding the financial prospects of the Company. Certain provisions of the Company's Certificate of Incorporation and indemnification agreements between the Company and its officers and directors require the Company to advance to such officers and directors ongoing legal expenses of defending the suit and may require the Company to indemnify them against judgments rendered on certain claims. Since the filing of the complaint, the plaintiffs have dismissed without prejudice a director defendant, the principal stockholder defendant, the underwriter defendants and certain analyst defendants. On June 21, 1996, the Court granted the Company's motion to transfer the litigation to the District of Oregon. The pretrial discovery phase of the lawsuit ended July 1, 1997. The court has established a January 1999 trial date for this action. The Company expects to continue to incur significant legal expenses on its behalf and on behalf of such officers and directors in connection with this litigation. In addition, defending this litigation has resulted and will likely continue to result in the diversion of management's attention from the day-to-day operations of the Company's business. Although the Company does not believe that it or any of its officers or directors has engaged in any wrongdoing, there can be no assurance that this stockholder litigation will be resolved in the Company's favor. An adverse result, settlement or prolonged litigation could have a material adverse effect on the Company's business, financial condition or results of operations.

     COMPETITION - The semiconductor industry is intensely competitive and is characterized by rapid technological change, rapid product obsolescence and price erosion. Currently, the Company competes primarily with manufacturers of high performance silicon semiconductors such as AMCC, Motorola and Philips and with manufacturers of GaAs semiconductors such as Vitesse and Anadigics. The Company expects increased competition both from existing competitors and from a number of companies which may enter the GaAs integrated circuit market, as well as future competition from companies which may offer new or emerging technologies such as silicon germanium. Most of the Company's current and potential competitors have significantly greater financial, technical, manufacturing and marketing resources than the Company. Additionally, manufacturers of high performance silicon semiconductors have achieved greater market acceptance of their existing products and technologies in certain applications. There can be no assurance that the Company will face increased competition or that the Company will be able to compete successfully in the future. The failure of the Company to successfully compete in its markets would have a material adverse effect on the Company's business, financial condition and results of operations.

     ADOPTION OF GaAs COMPONENTS BY SYSTEMS MANUFACTURERS - Silicon semiconductor technologies are the dominant process technologies for integrated circuits and these technologies continue to improve in performance. TriQuint's prospective customers are frequently systems designers and manufacturers who are utilizing such silicon technologies in their existing systems and who are evaluating GaAs integrated circuits for use in their next generation high performance systems. Customers may be reluctant to adopt TriQuint's products because of perceived risks relating to GaAs technology generally. Such perceived risks include the unfamiliarity of designing systems with GaAs products as compared with silicon products, concerns related to manufacturing costs and yields, novel design and unfamiliar manufacturing processes and uncertainties about the relative cost effectiveness of the Company's products compared to high performance silicon integrated circuits. In addition, customers may be reluctant to rely on a smaller company such as TriQuint for critical components. There can be no assurance that additional systems manufacturers will design the Company's products into their respective systems, that the companies that have utilized the Company's products will continue to do so in the future or that GaAs technology will achieve widespread market acceptance. Should the Company's GaAs products fail to achieve market acceptance or be utilized in manufacturers' systems, the Company's business, financial condition and results of operations would be materially adversely affected.

     GaAs COMPONENTS MORE COSTLY TO PRODUCE - The production of GaAs integrated circuits has been and continues to be more costly than the production of silicon devices. This cost differential relates primarily to higher costs of the raw wafer material, lower production yields associated with the relatively immature GaAs technology and higher unit costs associated with lower production volumes. Although the Company has reduced unit production costs by increasing wafer fabrication yields, by achieving higher volumes and by obtaining lower raw wafer costs, there can be no assurance that the Company will be able to continue to decrease production costs. In addition, the Company believes that its costs of producing GaAs integrated circuits will continue to exceed the costs associated with the production of silicon devices. As a result, the Company must offer devices which provide superior performance to that of silicon based devices such that the perceived price/performance of its products is competitive. There can be no assurance that the Company can continue to identify markets which require performance superior to that offered by silicon solutions, or that the Company will continue to offer products which provide sufficiently superior performance to offset the cost differential.

     MANAGEMENT OF GROWTH - The growth in the Company's business has placed, and is expected to continue to place, a significant strain on the Company's personnel, management and other resources. The Company's ability to manage any future growth effectively will require it to attract, train, motivate, manage and retain new employees successfully, to integrate new employees into its overall operations and in particular its manufacturing operations, and to continue to improve its operational, financial and management information systems.

     DEPENDENCE ON KEY PERSONNEL - The Company's future success depends in large part on the continued service of its key technical, marketing and management personnel and on its ability to continue to identify, attract and retain qualified technical and management personnel, particularly highly skilled design, process and test engineers involved in the manufacture of existing products and the development of new products and processes. Furthermore, there may be only a limited number of persons in the Company's geographic area with the requisite skills to serve in these positions. Several companies have recently announced intentions to build wafer fabrication plants in the Company's geographic area in the near future, and it may become increasingly difficult for the Company to attract and retain such personnel. The competition for such personnel is intense, and the loss of key employees could have a material adverse effect on the Company.

     SOLE SOURCES OF MATERIALS AND SERVICES - The Company currently procures certain components and services for its products from single sources, such as ceramic packages from Kyocera. The Company purchases these components and services on a purchase order basis, does not carry significant inventories of these components and does not have any long-term supply contracts with its sole source vendors. If the Company were to change any of its sole source vendors, the Company would be required to requalify the components with each new vendor. Requalification could prevent or delay product shipments which could materially adversely affect the Company's results of operations. In addition, the Company's reliance on sole source vendors involves several risks, including reduced control over the price, timely delivery, reliability and quality of the components. Any inability of the Company to obtain timely deliveries of components of acceptable quality in required quantities or any increases in the prices of components for which the Company does not have alternative sources could materially adversely affect the Company's business, financial condition and results of operations.

     CYCLICALITY OF THE SEMICONDUCTOR INDUSTRY - The semiconductor industry has historically been characterized by wide fluctuations in product supply and demand. From time to time, the industry has also experienced significant downturns, often in connection with, or in anticipation of, major additions of wafer fabrication capacity, maturing product cycles or declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity and subsequent accelerated price erosion, and in some cases have lasted for extended periods of time. The Company's business has in the past been and could in the future be materially adversely affected by industry wide fluctuations. The Company's continued success will depend in large part on the continued growth of the semiconductor industry in general and its customers' markets in particular. No assurance can be given that the Company's business, financial condition and results of operations will not be materially adversely affected in the future by cyclical conditions in the semiconductor industry or in any of the markets served by the Company's products.

     PROPRIETARY TECHNOLOGY - The Company's ability to compete is affected by its ability to protect its proprietary information. The Company relies on a combination of patents, trademarks, copyrights, trade secret laws, confidentiality procedures and licensing arrangements to protect its intellectual property rights. The Company currently has patents granted and pending in the United States and in foreign countries and intends to seek further international and United States patents on its technology. There can be no assurance that patents will issue from any of the Company's pending applications or applications in preparation or that patents will be issued in all countries where the Company's products can be sold or that any claims allowed from pending applications or applications in preparation will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to the Company. Also, competitors of the Company may be able to design around the Company's patents. The laws of certain foreign countries in which the Company's products are or may be developed, manufactured or sold, including various countries in Asia, may not protect the Company's products or intellectual property rights to the same extent as do the laws of the United States, increasing the possibility of piracy of the Company's technology and products. Although the Company intends to vigorously defend its intellectual property rights, there can be no assurance that the steps taken by the Company to protect its proprietary information will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology.

     RISK OF THIRD PARTY CLAIMS OF INFRINGEMENT - The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. Although there is currently no pending intellectual property litigation against the Company, the Company or its suppliers may from time to time be notified of claims that the Company may be infringing patents or other intellectual property rights owned by third parties. If it is necessary or desirable, the Company may seek licenses under such patents or other intellectual property rights. However, there can be no assurance that licenses will be offered or that the terms of any offered licenses will be acceptable to the Company. The failure to obtain a license from a third party for technology used by the Company could cause the Company to incur substantial liabilities and to suspend the manufacture of products. Furthermore, the Company may initiate claims or litigation against third parties for infringement of the Company's proprietary rights or to establish the validity of the Company's proprietary rights. Litigation by or against the Company could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation results in a favorable determination for the Company. In the event of an adverse result in any such litigation, the Company could be required to pay substantial damages, indemnify its customers, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses to the infringing technology. There can be no assurance that the Company would be successful in such development or that such licenses would be available on reasonable terms, or at all, and any such development or license could require expenditures of substantial time and other resources by the Company. In the event that any third party makes a successful claim against the Company or its customers and a license is not made available to the Company on commercially reasonable terms, the Company's business, financial condition and results of operations would be materially adversely affected.

     ENVIRONMENTAL REGULATIONS - The Company is subject to a variety of federal, state and local laws, rules and regulations related to the discharge or disposal of toxic, volatile or other hazardous chemicals used in its manufacturing process. The failure to comply with present or future regulations could result in fines being imposed on the Company, suspension of production or a cessation of operations. Such regulations could require the Company to acquire significant equipment or to incur substantial other expenses to comply with environmental regulations. Any failure by the Company, or by TI with respect to the Company's MMIC Facility, to control the use of, or to adequately restrict the discharge of, hazardous substances could subject the Company to future liabilities or could cause its manufacturing operations to be suspended, resulting in a material adverse effect on the Company's business, financial condition and results of operations.

     RISKS ASSOCIATED WITH INTERNATIONAL SALES - Sales outside of the United States were $24.3 million, $18.1 million and $14.8 million, and in Fiscal 1997, Fiscal 1996 and Fiscal 1995, respectively. These sales involve a number of inherent risks, including imposition of government controls, currency exchange fluctuations, potential insolvency of international distributors and representatives, reduced protection for intellectual property rights in some countries, the impact of recessionary environments in economies outside the United States, political instability and generally longer receivables collection periods, as well as tariffs and other trade barriers. In addition, due to the technological advantage provided by GaAs in many military applications, all of the Company's sales outside of North America must be licensed by the Office of Export Administration of the U.S. Department of Commerce. Although the Company has not experienced significant difficulty in obtaining these licenses, failure to obtain such licenses or delays in obtaining such licenses in the future could have a material adverse effect on the Company's results of operations. Furthermore, because substantially all of the Company's foreign sales are denominated in U.S. dollars, increases in the value of the dollar would increase the price in local currencies of the Company's products in foreign markets and make the Company's products less price competitive. There can be no assurance that these factors will not have a material adverse effect on the Company's future international sales and, consequently, on the Company's business, financial condition and results of operations.

     DEPENDENCE ON ASSEMBLY CONTRACTORS - The Company's finished GaAs wafers are assembled and packaged by ten independent subcontractors, six of which are located outside of the United States. Any prolonged work stoppages or other failure of these contractors to supply finished products would have a material adverse effect on the Company's business, financial condition and results of operations.

     ANTI-TAKEOVER EFFECT OF DELAWARE LAW AND CERTAIN CHARTER AND BYLAWS PROVISIONS ON PRICE OF COMMON STOCK - Certain provisions of the Company's Certificate of Incorporation and Bylaws such as cumulative voting for directors, the inability of stockholders to act by written consent, the inability of stockholders to call special meetings without the consent of the Board of Directors and advance notice requirements for stockholder meeting proposals or director nominations may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price certain investors may be willing to pay in the future for shares of the Company's Common Stock. Certain provisions of Delaware law applicable to the Company could also delay or make more difficult a merger, tender offer or proxy contest involving the Company, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless certain conditions are met. These provisions could also limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock.

     ISSUANCE OF PREFERRED STOCK - The Board of Directors has the authority to issue up to 5,000,000 shares of undesignated Preferred Stock and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued shares of undesignated Preferred Stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the Company's stockholders. The Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to those of the holders of Common Stock. The issuance of Preferred Stock under certain circumstances could have the effect of delaying, deferring or preventing a change in control of the Company.

     VOLATILITY OF STOCK PRICE - The market price of the shares of Common Stock has been and is likely to continue to be highly volatile and significantly affected by factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, changes in analysts' expectations, governmental regulatory action, developments with respect to patents or proprietary rights, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.

     YEAR 2000 RISKS - The Company has conducted a review of its information technology systems to identify all software that could be affected by the "Year 2000" issue and has developed plans to address this issue. While the Company does not believe its computer systems or applications currently in use will be adversely affected by the upcoming change in the century, the Company has not made an assessment as to whether any of its customers, suppliers or service providers will be so affected. Failure of the Company's software or that of its customers, suppliers or service providers could have a material adverse impact on the Company's business, financial condition and results of operations.

LIQUIDITY AND CAPITAL RESOURCES

     The Company completed a follow-on public offering in September 1995 raising approximately $48.1 million, net of offering expenses. In December 1993 and January 1994, the Company completed its initial public offering raising approximately $16.7 million, net of offering expenses. In addition, the Company has funded its operations to date through other sales of equity, bank borrowing, equipment leases, and cash flow from operations. As of December 31, 1997, the Company had working capital of approximately $35.2 million, including $24.5 million in cash, cash equivalents, and investments. The Company has a $10.0 million unsecured revolving line of credit with a financial institution. Restrictive covenants included in the line of credit require the Company to maintain (i) a total liability to tangible net worth ratio of not more than 0.75 to 1.00, (ii) a current ratio of not less than
1.75 to 1.00 and (iii) minimum tangible net worth greater than $57.4 million and (iv) cash and investments, including restricted investments, greater than $45.0 million. As of December 31, 1997 the Company was in compliance with the restrictive covenants contained in this line of credit. However, there can be no assurance that the Company will continue to be in compliance with these covenants as of any subsequent date.

     In May 1996, the Company entered into a five year synthetic lease through a Participation Agreement (the "Agreement") with Wolverine Leasing Corp. ("Wolverine"). Matisse holding Company ("Matisse") and United States National Bank of Oregon ("USNB"). The lease provides for the construction and occupancy of the Company's new headquarters and wafer fabrication facility in Hillsboro under an operating lease from Wolverine and provides the Company with an option to purchase the property or renew its lease for an additional five years. Pursuant to the terms of the Agreement, USNB and Matisse made loans to Wolverine who in turn advanced the funds to the Company for the construction of the Hillsboro facility and other costs and expenses associated therewith. The loan from USNB is collateralized by investment securities pledged by the Company. Such investment securities are classified on the Company's balance sheet as restricted securities. In addition, restrictive covenants in the Agreement require the Company to maintain (i) a total liability to tangible net worth ration of not more than 0.75 to 1.00,
(ii) minimum tangible net worth greater than $50.0 million and (iii) cash and liquid investment securities, including restricted securities, greater than $45.0 million. As of December 31, 1997, the Company was in compliance with the covenants described above. However, there can be no assurance that the Company will continue to be in compliance with these covenants as of any subsequent date.

     In November 1997, the Company entered into a $1.5 million lease for additional land adjacent to its Hillsboro facility. Pursuant to the terms of that agreement, USNB provided loans to Wolverine to purchase the land, who in turn leased it to the Company under a renewable one year lease agreement.
The loan from USNB is partially collateralized by a guarantee from the Company. As of December 31, 1997 the Company was in compliance with the terms of the agreement. However, there can be no assurance that the Company will continue to be in compliance with these terms as of any subsequent date.

     In January 1998, the Company acquired the MMIC operations of the former Texas Instruments' Defense Systems & Electronics Group from RTIS. Pursuant to an Asset Purchase Agreement with RTIS, TriQuint acquired the MMIC Business for approximately $19.5 million in cash and 844,613 shares of TriQuint Common Stock (the Shares) valued at approximately $19.5 million for total purchase consideration of approximately $39 million. The Shares are redeemable at TriQuint's option at any time within 360 days of January 13, 1998 at a price of approximately $23 per share. The cash portion of the purchase price was financed through an equipment leasing arrangement through General Electric Capital Corporation involving certain assets pursuant to the Asset Purchase Agreement.

The following table presents a summary of the Company's cash flows (IN
THOUSANDS):


YEAR ENDED DECEMBER 31,                            1997         1996      1995
Net cash and cash equivalents provided
  by operating activities                        $4,152       $5,374    $2,748
Net cash and cash equivalents provided
  (used)  by investing activities                 3,266      (25,687)  (24,173)
Net cash and cash equivalents provided
  (used) by financing activities                 (1,591)      (1,831)   47,033
                                                ------------------------------
Net increase (decrease) in cash and
  cash equivalents                               $5,827     $(22,144)  $25,608
                                                ------------------------------


     Net cash provided by operating activities in Fiscal 1997 and Fiscal 1996 of $4.2 million and $5.4 million, respectively, related primarily to profitable operations. Net cash provided by operating activities in Fiscal 1995 was $2.7 million.

     Cash provided by investing activities in Fiscal 1997 of $3.3 million was primarily the result of the sale and/or maturity of $46.3 million of investments. This cash provided by investing activities was partially offset by the purchase of $42.4 million of investments and capital expenditures of $1.4 million. Cash used by investing activities in Fiscal 1996 and Fiscal 1995 relates primarily to net purchase of investment securities of $21.9 million in Fiscal 1996 and $22.9 million in Fiscal 1995 and capital expenditures. The Company will continue to monitor interest rates to enhance return on its cash and short term investments while maintaining a high degree of liquidity.

     Cash used by financing activities of $1.6 million and $1.8 million in Fiscal 1997 and Fiscal 1996, respectively, is primarily the result of net principal payments under capital lease obligations and installment notes. Cash provided by financing activities in 1995 relates to the net proceeds of the follow on public offering of the Company's Common Stock, partially offset by $1.7 million in equipment financing payments.

     For Fiscal 1997, the Company established approximately $8.3 million in new equipment financing. Since 1991, the Company has financed approximately $28.7 million of machinery and equipment through equipment financing obligations. The Company expects to make continued investments in its capital equipment, including manufacturing and test equipment and computer hardware and software, in order to enhance its technology and competitive position. The Company expects to make total capital expenditures of approximately $18 million over the next twelve months.

     The Company believes that its current cash and cash equivalent balances, together with cash anticipated to be generated from operations, additional equipment leases and the operating lease for the Hillsboro facility, will satisfy the Company's projected working capital and capital expenditure requirements through the end of 1998. However, the Company may be required to finance any additional requirements through additional equity, debt financings, or credit facilities. There can be no assurance that such additional financings or credit facilities will be available, or if available, that they will be on satisfactory terms.

                          TRIQUINT SEMICONDUCTOR, INC.

                                 Balance Sheets

                      (In thousands, except share amounts)


                                                     DECEMBER 31
                                              --------------------------
                    ASSETS                         1997          1996
                    ------                         ----          ----
Current assets:
  Cash and cash equivalents                    $   18,734     $   12,907
  Restricted cash                                     -              504
  Investments                                       5,729         19,264
  Receivables:
    Trade accounts receivable, net                 15,708         11,480
    Other                                             278            522
                                               ----------     ----------

                                                   15,986         12,002
                                               ----------     ----------
  Inventories, net:
    Raw material                                    2,776          3,283
    Work in process                                 7,708          5,136
    Finished goods                                  1,804          1,431
                                               ----------     ----------

                                                   12,288          9,850
                                               ----------     ----------

  Prepaid expenses and other assets                 1,273            523
                                               ----------     ----------

      Total current assets                         54,010         55,050
                                               ----------     ----------
Property, plant and equipment, net
  (notes 2 and 3)                                  27,235         21,987
Other non-current assets                               11             51
Restricted investments (note 3)                    40,162         30,508
                                               ----------     ----------

      Total assets                             $  121,418     $  107,596
                                               ----------     ----------
                                               ----------     ----------


See accompanying notes to financial statements.

                                                      DECEMBER 31
                                              --------------------------
    LIABILITIES AND SHAREHOLDERS' EQUITY           1997          1996
    ------------------------------------           ----          ----

Current liabilities:
  Current installments of capital lease
   and installment note obligations (note 3)   $    5,045     $    3,373
  Accounts payable                                  8,737          9,633
  Accrued expenses (note 5)                         5,048          4,378
  Deferred revenue                                    -               75
                                               ----------     ----------

      Total current liabilities                    18,830         17,459

Capital lease and installment note
  obligations, less current installments
  (note 3)                                         12,550          9,891
                                               ----------     ----------

      Total liabilities                            31,380         27,350
                                               ----------     ----------

Commitments and contingency (notes 3
  and 8)

Shareholders' equity (note 6):
  Preferred stock, $.001 par value.
    Authorized 5,000,000 shares at December
    31, 1997 and 1996; none issued and
    outstanding at December 31, 1997 and
    1996                                             -              -
  Common stock, $.001 par value.
    Authorized 25,000,000 shares at December
    31, 1997 and 1996; issued and outstanding
    8,494,232 and 8,190,125 shares at
    December 31, 1997 and 1996, respectively            8              8
  Additional paid-in capital                      112,052        109,120
  Accumulated deficit                             (22,022)       (28,882)
                                               ----------     ----------

      Total shareholders' equity                   90,038         80,246
                                               ----------     ----------

Total liabilities and shareholders' equity     $  121,418     $  107,596
                                               ----------     ----------
                                               ----------     ----------


                          TRIQUINT SEMICONDUCTOR, INC.

                            Statements of Operations

                           (In thousands, except per
                            share and share amounts)


                                                      YEARS ENDED DECEMBER 31
                                            ----------------------------------------
                                                1997           1996           1995
                                                ----           ----           ----
Total revenues                              $   71,367     $   59,526     $   45,943

Operating costs and expenses:
  Cost of goods sold                            40,028         34,258         25,509
  Research, development and engineering         11,518         10,858          9,210
  Selling, general and administrative           14,188         10,975          9,009
                                            ----------     ----------     ----------

      Total operating costs and expenses        65,734         56,091         43,728
                                            ----------     ----------     ----------

      Income from operations                     5,633          3,435          2,215
                                            ----------     ----------     ----------

Other income (expense):
  Interest income                                3,497          3,460          1,551
  Interest expense                              (1,463)        (1,015)          (529)
  Other, net                                        83            638            (92)
                                            ----------     ----------     ----------

                                                 2,117          3,083            930
                                            ----------     ----------     ----------

      Income before income taxes                 7,750          6,518          3,145

Income tax expense (note 7)                        890            231             83
                                            ----------     ----------     ----------

      Net income                            $    6,860     $    6,287     $    3,062
                                            ----------     ----------     ----------
                                            ----------     ----------     ----------

Per share data:
  Net income:
    Basic                                   $      .82     $      .78     $      .48
                                            ----------     ----------     ----------
                                            ----------     ----------     ----------

    Diluted                                 $      .75     $      .72     $      .42
                                            ----------     ----------     ----------
                                            ----------     ----------     ----------

  Weighted average shares:
    Basic                                    8,373,310      8,044,581      6,357,965

    Diluted                                  9,108,215      8,762,717      7,236,681


See accompanying notes to financial statements.

                            TRIQUINT SEMICONDUCTOR, INC.

                          Statements of Shareholders' Equity

                         (In thousands, except share amounts)


                                     Preferred stock       Common stock    Additional                   Total
                                     ----------------   -----------------    Paid-in   Accumulated   Shareholders'
                                     Shares    Amount    Shares    Amount    Capital     Deficit        Equity
                                     ------    ------   ---------  ------  ----------  -----------   -------------
Balance, December 31, 1994              -      $  -     5,646,755   $  6    $  59,010  $  (38,231)     $ 20,785

Issuance of common stock, net           -         -     2,000,000      2       48,066         -          48,068
Issuance of common stock under
  option plans                          -         -       283,126     -           688         -             688
Tax benefit of stock option
  exercises                             -         -          -        -            41         -              41
Net income for year                     -         -          -        -          -          3,062         3,062
                                     ------    ------   ---------   ----    ---------  ----------      --------

Balance, December 31, 1995              -         -     7,929,881      8      107,805     (35,169)       72,644

Issuance of common stock under
  option plans and warrant
  exercises                             -         -       237,465     -           897         -             897
Issuance of common stock under
  stock purchase plan                   -         -        22,779     -           264         -             264
Tax benefit of stock option exercises   -         -          -        -           154         -             154
Net income for year                     -         -          -        -           -         6,287         6,287
                                     ------    ------   ---------   ----    ---------  ----------      --------

Balance, December 31, 1996              -         -     8,190,125      8      109,120     (28,882)       80,246

Issuance of common stock under
  option plans and warrant
  exercises                             -         -       256,076     -         1,428         -           1,428
Issuance of common stock under
  stock purchase plan                   -         -        48,031     -           996         -             996
Tax benefit of stock option exercises   -         -          -        -           508         -             508
Net income for year                     -         -          -        -           -         6,860         6,860
                                     ------    ------   ---------   ----    ---------  ----------      --------

Balance, December 31, 1997              -      $  -     8,494,232   $  8    $ 112,052  $  (22,022)     $ 90,038
                                     ------    ------   ---------   ----    ---------  ----------      --------
                                     ------    ------   ---------   ----    ---------  ----------      --------


See accompanying notes to financial statements.

                           TRIQUINT SEMICONDUCTOR, INC.

                             Statements of Cash Flows

                                  (In thousands)


                                                           YEARS ENDED DECEMBER 31
                                                    --------------------------------------
                                                      1997           1996          1995
                                                    --------       --------       --------
Cash flows from operating activities:
  Net income                                        $  6,860       $  6,287       $  3,062
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization                      4,249          3,068          3,042
    Gain on sale of assets                               (32)          (728)           (19)
    Change in assets and liabilities:
      Increase in:
        Receivables                                   (3,984)        (4,614)        (2,070)
        Inventories                                   (2,438)        (1,141)        (3,107)
        Prepaid expenses and other assets               (710)           (79)           (31)
      Increase (decrease) in:
        Accounts payable                                (896)         2,637          2,280
        Accrued expenses                               1,178             85           (550)
        Deferred revenue                                 (75)          (141)           141
                                                    --------       --------       --------

          Net cash provided by operating
            activities                                 4,152          5,374          2,748
                                                    --------       --------       --------

Cash flows from investing activities:
  Purchase of investments                            (42,410)       (97,266)       (49,790)
  Sale of investments                                 46,290         75,415         26,871
  Decrease (increase) in restricted cash                 504           (504)          -
  Capital expenditures                                (1,388)        (4,060)        (1,273)
  Proceeds from sale of assets                           270            728             19
                                                    --------       --------       --------

          Net cash provided (used) by
            investing activities                       3,266        (25,687)       (24,173)
                                                    --------       --------       --------

Cash flows from financing activities:
  Principal payments under capital lease
    and installment note obligations                  (4,015)        (2,992)        (1,723)
  Issuance of common stock, net                        2,424          1,161         48,756
                                                    --------       --------       --------

          Net cash provided (used) by financing
            activities                                (1,591)        (1,831)        47,033
                                                    --------       --------       --------

          Net increase (decrease) in cash and
            cash equivalents                           5,827        (22,144)        25,608

Cash and cash equivalents at beginning of year        12,907         35,051          9,443
                                                    --------       --------       --------

Cash and cash equivalents at end of year           $  18,734      $  12,907      $  35,051
                                                    --------       --------       --------
                                                    --------       --------       --------

                                                                  (Continued)

                            TRIQUINT SEMICONDUCTOR, INC.

                                   (In thousands)


                                                           YEARS ENDED DECEMBER 31
                                                    --------------------------------------
                                                      1997           1996          1995
                                                    --------       --------       --------
Supplemental disclosures of cash flow information:
  Cash paid for:
    Interest                                        $  1,489       $  1,015       $    529
                                                    --------       --------       --------
                                                    --------       --------       --------

    Income taxes                                    $     54       $     20       $    112
                                                    --------       --------       --------
                                                    --------       --------       --------

Supplemental schedule of non-cash investing and
  financing activities:
    Purchase of assets through capital lease and
      installment notes                             $  8,346       $  6,535       $  7,831
    Tax benefit of stock option exercises                508            154             41


See accompanying notes to financial statements.

                            TRIQUINT SEMICONDUCTOR, INC.

                            Notes to Financial Statements

                             December 31, 1997 and 1996

                      (In thousands, except share information)

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  DESCRIPTION OF THE COMPANY

          TriQuint Semiconductor, Inc. (the Company) is engaged in the design, development, manufacture and sale of a broad range of high performance analog and mixed signal integrated circuits for the wireless communications, telecommunications and computing markets. The Company currently utilizes its proprietary gallium arsenide technology to manufacture standard and customer-specific integrated circuits and operates in one segment.

          During 1996, the Company changed its fiscal year end to be on a calendar basis. For fiscal 1995 and prior, the Company's fiscal year ended on the last Saturday nearest December 31. For convenience, the Company has indicated in these financial statements that, for fiscal 1995, its fiscal year ended on December 31.

     (b)  MANAGEMENT ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c)  REVENUE RECOGNITION

          Standard product revenue is recognized upon shipment of product. The Company recognizes revenue on customer-specific products or services based on certain design, manufacturing and other milestones.

     (d)  CASH EQUIVALENTS

          The Company considers all highly liquid debt and equity instruments purchased with a maturity of three months or less to be cash equivalents.

                                                                (Continued)

                          TRIQUINT SEMICONDUCTOR, INC.

                          Notes to Financial Statements

                    (In thousands, except share information)

     (e)  INVESTMENTS

          The Company's investment securities are comprised of medium term corporate notes, foreign debt securities, commercial paper and auction rate preferred stock and have been classified as available-for-sale securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" at December 31, 1997 and 1996. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are reported as a component of shareholders' equity until realized. Carrying value is substantially the same as market value at December 31, 1997 and 1996.

     (f)  TRADE ACCOUNTS RECEIVABLE

          Trade accounts receivable are shown net of allowance for doubtful accounts of $196 and $219 at December 31, 1997 and 1996, respectively.

     (g)  INVENTORIES

          Inventories are stated at the lower of standard cost (approximates actual cost on a first-in, first-out basis) or market (net realizable value). Inventories are shown net of a valuation reserve of $1,324 and $2,383 at December 31, 1997 and 1996, respectively.

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

     (k)  NET INCOME PER SHARE

          The Company has adopted Statement of Financial Accounting Standards
          (SFAS) No. 128 (SFAS No. 128) EARNINGS PER SHARE. SFAS No. 128 requires presentation of basic and diluted net income per share. Basic net income per share is net income available to common shareholders divided by the weighted-average number of common shares outstanding. Diluted net income per share is similar to basic except that the denominator includes potential common shares that, had they been issued, would have had a dilutive effect.

          The following is a reconciliation of the basic and diluted computations of earnings per share:

                                                          YEARS ENDED DECEMBER 31
                                 --------------------------------------------------------------------------------------
                                            1997                          1996                          1995
                                 --------------------------    --------------------------    --------------------------
                                                      PER                           PER                           PER
                                                     SHARE                         SHARE                         SHARE
                                 INCOME    SHARES    AMOUNT    INCOME    SHARES    AMOUNT    INCOME    SHARES    AMOUNT
                                 ------    ------    ------    ------    ------    ------    ------    ------    ------
Basic earnings per share:
  Income available
    to shareholders              $6,860     8,373     $ .82    $6,287     8,045     $ .78    $3,062     6,358     $ .48
                                                     ------                        ------                        ------
                                                     ------                        ------                        ------

Effect of dilutive securities:
  Stock options and warrants        -         735                 -         718                 -         879
                                 ------    ------              ------    ------              ------    ------

Diluted earnings per share:
  Income available
    to shareholders              $6,860     9,108     $ .75    $6,287     8,763      $ .72   $3,062     7,237     $ .42
                                 ------    ------    ------    ------    ------    ------    ------    ------    ------
                                 ------    ------    ------    ------    ------    ------    ------    ------    ------


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

     (m)  FINANCIAL INSTRUMENTS

          The carrying amount of cash equivalents, investments, trade accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments. The fair value of long-term borrowings were estimated by discounting the future cash flows using market interest rates and does not differ significantly from that reflected in the financial statements.

          Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     (n)  STOCK OPTION PLAN

          The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of underlying stock exceeded the exercise price. The Company also applies Statement of Financial Accounting Standards (SFAS) No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied.

                                                                (Continued)
                                     - 10 -

                          TRIQUINT SEMICONDUCTOR, INC.

                          Notes to Financial Statements

                    (In thousands, except share information)

     (o)  RECLASSIFICATIONS

          Certain reclassifications have been made to the 1995 and 1996 statements to conform with the 1997 presentation.

(2)  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:


                                                    DECEMBER 31
                                              ------------------------
                                                 1997           1996
                                                 ----           ----
      Machinery and equipment                 $  40,834      $  37,348
      Leasehold improvements                        424          1,052
      Furniture and fixtures                      1,556            664
      Computer equipment                          9,893          6,477
      Assets in process                          10,058          9,325
      Other                                         618            -
                                              ---------      ---------
                                                 63,383         54,866

      Less accumulated depreciation and
      amortization                               36,148         32,879
                                              ---------      ---------

                                              $  27,235      $  21,987
                                              ---------      ---------
                                              ---------      ---------


(3)  CAPITAL LEASE AND INSTALLMENT NOTE OBLIGATIONS

     At December 31, 1997 and 1996, the Company had outstanding $6,781 and $5,390, respectively of installment notes with interest rates ranging from 7.9% to 9.9%. The notes are payable in monthly installments of principal and interest through 2001 and are secured by equipment with a net book value of $6,124 and $4,957 at December 31, 1997 and 1996, respectively.

                                                                (Continued)

                          TRIQUINT SEMICONDUCTOR, INC.

                          Notes to Financial Statements

                    (In thousands, except share information)



     Additionally, the Company leases certain equipment under capital and operating leases. The future minimum lease payments under installment notes and non-cancelable leases as of December 31, 1997 are as follows:

                                             Installment
                                              notes and
                                               capital        Operating
                                               leases          leases
                                             -----------      ---------
   Year ending:
      1998                                     $  6,394          8,653
      1999                                        5,724          8,202
      2000                                        4,678          3,355
      2001                                        2,588          1,000
      2002                                        1,202            -
                                               --------      ---------
        Total                                    20,586      $  21,210
                                                             ---------
                                                             ---------

   Less amounts representing interest             2,991
                                              ---------

        Present value of minimum payments        17,595

   Less current installments                      5,045
                                              ---------

                                              $  12,550
                                              ---------
                                              ---------


     Balances applicable to capital leases, which are included in machinery and equipment, are summarized as follows:

                                                     DECEMBER 31
                                              ------------------------
                                                 1997           1996
                                              ---------      ---------
      Machinery and equipment                 $  16,179      $  12,092
      Less accumulated amortization               5,552          4,134
                                              ---------      ---------

                                              $  10,627      $   7,958
                                              ---------      ---------
                                              ---------      ---------


     Rent expense under operating leases was $2,736, $1,065 and $1,098 during the years ended December 31, 1997, 1996 and 1995, respectively.

                                                                (Continued)

                          TRIQUINT SEMICONDUCTOR, INC.

                          Notes to Financial Statements

                    (In thousands, except share information)

     The Company has entered into an agreement to lease an office building and fabrication facility in Hillsboro, Oregon (Hillsboro Facility). Rent obligations began in February of 1997, are equal to the lessor's debt service costs and will expire at the end of the initial lease term of five years. At the end of the lease term, the Company may renew the lease for an additional five years or may purchase the property. If the Company elects not to renew the lease or purchase the property, the Company must sell the property to a third party, guaranteeing up to a maximum of 85% of the original cost.

     As part of the above lease, the Company restricted $40,162 of its securities as collateral for specified obligations of the lessor under the lease. These securities will be restricted as to withdrawal and will be managed by the Company subject to certain limitations under its investment policy. In addition, the Company must maintain a minimum consolidated tangible net worth of $50 million total liabilities to net worth ratio equal to or less than .75 to 1 and maintain cash and liquid investments, including restricted investments, greater than $45 million.

     In November 1997, the Company entered into a $1,500 lease agreement for additional property adjacent to its Hillsboro Facility. Pursuant to the terms of that agreement, the transaction is partially collateralized by a guarantee from the Company.

(4)  DEBT

     The Company has a line of credit agreement for general corporate purposes with a commercial bank. The agreement is unsecured, and provides for aggregate borrowings of $10,000. The interest rate is based on three pricing options (LIBOR, banker's acceptance, and prime) plus an interest rate spread which is determined quarterly based on the Company's ratio of total liabilities to tangible net worth. Interest is payable periodically with maturity set at May 31, 1999.
     No amount was outstanding on the line of credit at December 31, 1997 and 1996. The line of credit is subject to loan covenants for which the Company is in compliance at December 31, 1997 and 1996. The line of credit also contains a restrictive covenant which limits the Company's ability to pay cash dividends or make stock repurchases to 25% of cumulative net income for the preceding fiscal year.

                                                                (Continued)

                          TRIQUINT SEMICONDUCTOR, INC.

                          Notes to Financial Statements

                    (In thousands, except share information)

(5)  ACCRUED EXPENSES

     Accrued expenses consist of the following:


                                                     DECEMBER 31
                                               -----------------------
                                                 1997           1996
                                                 ----           ----
      Accrued payroll                          $  2,439       $  1,927
      Accrued federal income tax                    813            233
      Accrued sales returns                         601            555
      Other                                       1,195          1,663
                                               --------       --------
                                               $  5,048       $  4,378
                                               --------       --------
                                               --------       --------


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

          During fiscal 1996, the Company's shareholders approved the 1996 Stock Incentive Program (the 1996 Plan) with the same provisions and guidelines as the aforementioned 1987 Plan. The Company reserved 400,000 shares of common stock for grant under the 1996 Plan.

                                                                (Continued)

                          TRIQUINT SEMICONDUCTOR, INC.

                          Notes to Financial Statements

                    (In thousands, except share information)

          At December 31, 1997, there were 196,497 total shares available for grant under the 1987 and 1996 Plans. The per share weighted-average fair value of stock options granted during 1997, 1996 and 1995 was $16, $11 and $9, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions at the years ended December 31:


                                               1997           1996           1995
                                               ----           ----           ----
            Risk-free interest rate            6.2%           6.3%           6.1%
            Expected dividend yield             -              -              -
            Expected lives                       5              5              5
            Expected volatility                 78%            75%            82%


          The Company applies APB Opinion No. 25 in accounting for its Plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the date of grant for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:


                                                      YEARS ENDED DECEMBER 31
                                               ----------------------------------
                                                 1997         1996         1995
                                               --------     --------     --------
            Net income      As reported        $  6,860        6,287        3,062
                            Pro forma             4,136        5,481        2,836

            Diluted net income per share
              Basic         As reported             .82          .78          .48
                            Pro forma               .49          .68          .45

              Diluted       As reported             .75          .72          .42
                            Pro forma               .45          .62          .39


          Pro forma net income reflects only options granted in 1997, 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of 4 years and compensation cost for options granted prior to January 1, 1995 is not considered and additional grants are anticipated in future years.

                                                                (Continued)

                          TRIQUINT SEMICONDUCTOR, INC.

                          Notes to Financial Statements

                    (In thousands, except share information)

Activity under the 1987 and 1996 Plans is as follows:


                                                      Number        Weighted-
                                                        of      average exercise
                                                      shares          price
                                                      ------          -----
    Options outstanding at December 31, 1994        1,336,899        $  4.15

    Options:
      Granted                                         128,322          13.35
      Exercised                                      (283,126)          2.42
      Canceled                                        (43,379)          6.61
                                                    ---------        -------

    Options outstanding at December 31, 1995        1,138,716           5.53

    Options:
      Granted                                         271,759          18.00
      Exercised                                      (237,465)          3.86
      Canceled                                        (85,483)         11.09
                                                    ---------        -------

    Options outstanding at December 31, 1996        1,087,527           8.58

    Options:
      Granted                                         681,521          23.83
      Exercised                                      (256,076)          5.61
      Canceled                                       (138,784)         25.66
                                                    ---------        -------

    Options outstanding at December 31, 1997        1,374,188        $ 14.94
                                                    ---------        -------
                                                    ---------        -------


                                                                (Continued)

                          TRIQUINT SEMICONDUCTOR, INC.

                          Notes to Financial Statements

                    (In thousands, except share information)

          The following table summarizes information concerning stock options outstanding and exercisable at December 31, 1997:

                                           Weighted-
                                            average       Weighted-                  Weighted-
                                           remaining       average                    average
        Exercise                          contractual     exercise                   exercise
          Price              Outstanding      life          price      Exercisable     price
          -----              -----------      ----          -----      -----------     -----
     $  1.40 - 6.25             357,594       5.44        $  4.33         300,496       3.98
        6.38 - 19.63            409,746       7.74          12.83         229,979       9.73
       19.75 - 23.25            565,115       9.18          21.79          65,750      21.76
       23.38 - 40.06             41,733       5.79          34.00          10,686      33.27
                             -----------      ----          -----      -----------     -----
        1.40 - 40.06          1,374,188       7.67          14.94         606,911       8.60
                             -----------      ----          -----      -----------     -----
                             -----------      ----          -----      -----------     -----


     (b)  WARRANTS

          On April 30, 1992, the Company issued a warrant to a leasing company to purchase 5,143 shares of the Company's common stock at an exercise price of $17.50 per share. During 1996, the leasing company exercised its warrants pursuant to a net exercise clause in the warrant agreement. The leasing company received 1,267 shares of common stock.

          On August 31, 1993, the Company issued a warrant to American Telephone and Telegraph Company (AT&T), a related party, to purchase the Company's common stock. The warrant provides for the purchase of up to 125,000 shares of common stock at $24.00 per share and is exercisable through August 2000. On December 19, 1994, the company issued an additional warrant to AT&T which provides for the purchase of up to 75,000 shares of common stock at $24.00 per share and is exercisable through December 2001.

     (c)  EMPLOYEE STOCK PURCHASE PLAN

          In 1992, the Company adopted an employee stock purchase plan (the Purchase Plan) whereby a total of 200,000 shares of common sock have been reserved for issuance pursuant to the Purchase Plan of which 70,810 shares have been issued under the Purchase Plan as of December 31, 1997. The Purchase Plan permits eligible employees to purchase common stock of the Company through payroll deductions, which may not exceed 15% of an employee's base compensation, not to exceed $25 per year, including commissions, bonuses, and overtime, at a price equal to 85% of the lower of the fair market value of the common stock at the beginning or end of each twenty-four month offering period as defined in the Purchase Plan.

                                                                (Continued)

                          TRIQUINT SEMICONDUCTOR, INC.

                          Notes to Financial Statements

                    (In thousands, except share information)

(7)  INCOME TAXES

     The provision for income taxes consists of:


                                                Years ended
                                                December 31
                                         ------------------------
                                         1997      1996      1995
                                         ----      ----      ----
     Current:
       Federal                          $  637    $  145    $  67
       State                               200        86       16
       Foreign                              53        -        -
                                        ------    ------    -----

        Total current                      890       231       83
                                        ------    ------    -----

    Deferred:
      Federal                               -         -        -
      State                                 -         -        -
      Foreign                               -         -        -
                                        ------    ------    -----

    Total deferred                          -         -        -
                                        ------    ------    -----

        Total                            $ 890     $ 231    $  83
                                        ------    ------    -----
                                        ------    ------    -----


     The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate to net income before taxes as follows:


                                                       Years ended
                                                       December 31
                                                ------------------------
                                                1997      1996      1995
                                                ----      ----      ----
     Tax computed at federal statutory rate     34.0%     34.0%     34.0%
     State income tax, net of federal effect     4.4       4.4       4.6
     Decrease in valuation allowance            (6.7)    (16.3)     (6.4)
     Differences between financial and tax
       reporting for stock option exercises    (25.0)    (19.2)    (39.9)
     Other                                       4.8        .6      10.3
                                                ----      ----      ----
     Effective tax rate                         11.5%      3.5%      2.6%
                                                ----      ----      ----
                                                ----      ----      ----


                                                                (Continued)

                          TRIQUINT SEMICONDUCTOR, INC.

                          Notes to Financial Statements

                    (In thousands, except share information)

     The deferred income tax provision (benefit) results from changes in deferred tax assets and liabilities as follows:


                                                    Years ended
                                                    December 31
                                         -------------------------------
                                           1997         1996        1995
                                           ----         ----        ----
     Reserves not currently deductible   $    382     $   (45)       (53)
     Tax depreciation and amortization    (20,509)        384        217
     Capital leases                        20,417         -           -
     Accrued liabilities                      231          85        409
     Net operating loss carryforward          207         801       (284)
     Valuation allowance                     (517)     (1,060)      (200)
     Other                                   (211)       (165)       (89)
                                         --------     -------      -----
          Total                          $    -       $   -        $  -
                                         --------     -------      -----
                                         --------     -------      -----


                                                                (Continued)
                                     - 19 -

                             TRIQUINT SEMICONDUCTOR, INC.

                            Notes to Financial Statements

                       (In thousands, except share information)

     The tax effects of significant items comprising the Company's deferred tax asset and liability are as follows:


                                                      December 31
                                                 ---------------------
                                                  1997           1996
                                                  ----           ----
      Deferred tax liabilities:
        Depreciation                           $    -         $    977
        Capital leases                           20,417            -
                                               --------       --------

          Total deferred tax liability           20,417            977
                                               --------       --------

      Deferred tax assets:
        Accounts receivable                          75             84
        Inventory                                   629          1,002
        Accrued liabilities                         395            626
        Net operating loss carryforwards          9,277          9,484
        Depreciation                             19,532            -
        Other                                       644            433
                                               --------       --------

          Total deferred tax asset before
            valuation allowance                  30,552         11,629

        Valuation allowance                     (10,135)       (10,652)
                                               --------       --------

          Total deferred tax asset               20,417            977
                                               --------       --------

          Net deferred tax liability (asset)   $    -         $    -
                                               --------       --------
                                               --------       --------


     The valuation allowance for deferred tax assets as of January 1, 1995 was $11,912. The net change in total valuation allowance for the years ended December 31, 1997, 1996 and 1995 was a decrease of $517, $1,060 and $200, respectively. Approximately $4,627 of the valuation allowance for deferred tax assets will be credited directly to shareholders' equity in the event tax benefits of net operating losses that resulted from stock options exercises are subsequently recognized.

     At December 31, 1997, the Company had approximately $26,419 of net operating loss carryforwards to offset against future income for federal income tax purposes which expire from 2003 through 2010, $817 for California state income tax purposes which expire in years 1998 through 1999, and $5,940 for Oregon state income tax purposes which expire in years 2006 through 2010.

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

     Consummation of the Company's initial public offering created an ownership change that has resulted in approximately $14,350 of the pre-1994 net operating loss carryforwards being limited to approximately $1,750 per year. In addition, approximately $8,075 are further limited to approximately $967 per year due to changes in the Company's ownership structure during 1991.

(8)  CONTINGENCIES

     (a)  LAWSUIT

          In July 1994, a shareholder class action lawsuit was filed against the Company with the United States District Court for the Northern District of California seeking unspecified damages. The suit alleges that the Company, its underwriters, and certain of its officers, directors and investors, intentionally misled the investing public regarding the financial prospects of the Company. The Company believes this litigation is without merit and intends to defend such action vigorously. The Company has accrued for the estimated loss based on the estimated range of loss at December 31, 1997 in accordance with SFAS No. 5 ACCOUNTING FOR CONTINGENCIES. Due to the uncertainty of the outcome the actual loss may differ from the estimated loss.

     (b)  SUPPLIER

          The Company currently procures certain components and services for its products from single sources. The Company purchases these components and services on a purchase order basis, does not carry significant inventories of these components and does not have any long-term supply contracts with its sole source vendors. If the Company were to change any of its sole source vendors, the Company would be required to requalify the components with each new vendor. Requalification could prevent or delay product shipments which could materially adversely affect the Company's results of operations. In addition, the Company's reliance on sole source vendors involves several risks, including reduced control over the price, timely delivery, reliability and quality of the components. Any inability of the Company to obtain timely deliveries of components of acceptable quality in required quantities or any increases in the prices of components for which the Company does not have alternative sources could materially adversely affect the Company's business, financial condition and results of operations.

                                                                (Continued)

                          TRIQUINT SEMICONDUCTOR, INC.

                          Notes to Financial Statements

                    (In thousands, except share information)

     (c)  EMPLOYMENT AGREEMENT

          The Company has employment contracts with two key officers that in the event of their termination provide for total payments up to approximately $365.

(9)  BENEFIT PLANS

     The Company sponsors a voluntary contribution profit sharing and savings plan under Section 401(k) of the Internal Revenue Code which is available to substantially all employees. Employees can make voluntary contributions up to limitations prescribed by the Internal Revenue Code. Company matching contributions are discretionary. For the years ended December 31, 1997, 1996 and 1995 the Company made no discretionary matching contributions.

(10) SIGNIFICANT CUSTOMERS

     Sales outside of the United States were approximately $24,300, $18,100 and $14,800 in 1997, 1996 and 1995, respectively. Revenues for significant customers, those representing approximately 10% or more of total revenues for each period, are summarized as follows:


                                             Years ended
                                             December 31
                                      ------------------------
                                      1997      1996      1995
                                      ----      ----      ----
          Customer A                   12%       12%       14%
          Customer B                   -         17        24
          Customer C                    4        13        11


     Related receivables from such customers were 31% and 26% of trade accounts receivable at December 31, 1997 and 1996, respectively.

(11) SALE OF INVESTMENT

     On September 1, 1996, the Company sold its 20% interest in its exclusive European distributor, for $680. The Company recognized a gain in the accompanying statement of operations in the amount of the sales price as the carrying value of this investment was zero.

                                                                (Continued)

                          TRIQUINT SEMICONDUCTOR, INC.

                          Notes to Financial Statements

                    (In thousands, except share information)


(12) SUBSEQUENT ACQUISITION

     On January 13, 1998, the Company acquired substantially all of the assets of the Monolithic Microwave Integrated Circuit (MMIC) operations of the former Texas Instruments' Defense Systems and Electronics Group from Raytheon TI Systems, Inc. (RTIS), a Delaware corporation and a wholly owned subsidiary of Raytheon company. The MMIC Business designs, develops, produces and sells advanced GaAs MMIC products which are used in defense and commercial applications. Pursuant to an Asset Purchase Agreement with RTIS, the Company acquired the MMIC Business for approximately $19,500 in cash and 844,613 shares of the Company's common stock valued at approximately $19,500 for total purchase consideration of approximately $39,000.

                          INDEPENDENT AUDITOR'S REPORT


The Board of Directors and Shareholders
TriQuint Semiconductor, Inc.:


We have audited the accompanying balance sheets of TriQuint Semiconductor, Inc. as of December 31, 1997 and 1996, and the related statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TriQuint Semiconductor, Inc. as of December 31, 1997 and 1996, and the results of its operations, and its cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                       KPMG PEAT MARWICK LLP



Portland, Oregon
February 6, 1998

TRIQUINT SEMICONDUCTOR, INC.           SUPPLEMENTARY
                                       UNAUDITED FINANCIAL DATA

                                       IN THOUSANDS, EXCEPT PER SHARE AMOUNTS


                                       1997                            1996
                                      Q4       Q3       Q2       Q1       Q4       Q3       Q2       Q1
STATEMENT OF OPERATIONS DATA:
Total revenues                      $18,454  $17,569  $18,544  $16,800  $16,211  $15,104  $15,095  $13,116
Operating costs and expenses:
  Cost of goods sold                 11,097   10,242    9,559    9,130    9,139    8,829    8,363    7,928
  Research, development and
    engineering                       3,050    2,668    3,257    2,543    2,841    2,868    2,660    2,489
  Selling, general and
    administrative                    3,574    3,856    3,332    3,426    3,047    2,722    2,809    2,396
  Restructuring of operations           -        -        -        -        -        -        -        -
                                    -------  -------  -------  -------  -------  -------  -------  -------
     Total operating costs and
       expense                       17,721   16,766   16,148   15,099   15,027   14,419   13,832   12,813

Income from operations                  733      803    2,396    1,701    1,184      685    1,263      303
Other income, net                       558      511      508      540      482    1,225      720      655
                                    -------  -------  -------  -------  -------  -------  -------  -------

  Income before income taxes          1,291    1,314    2,904    2,241    1,666    1,910    1,983      958
Income tax expense (benefit)           (222)     -        638      474        6       58      119       48
                                    -------  -------  -------  -------  -------  -------  -------  -------
Net income                          $ 1,513  $ 1,314  $ 2,266  $ 1,767  $ 1,660  $ 1,852  $ 1,864  $   910
                                    -------  -------  -------  -------  -------  -------  -------  -------
                                    -------  -------  -------  -------  -------  -------  -------  -------

PER SHARE DATA:
Net income:
  Basic                               $0.18    $0.16    $0.27    $0.22    $0.20    $0.23    $0.23    $0.11
  Diluted                             $0.17    $0.14    $0.25    $0.20    $0.19    $0.21    $0.21    $0.11

Weighted average shares:
  Basic                               8,486    8,425    8,340    8,234    8,136    8,085    8,010    7,946
  Diluted                             8,994    9,231    9,129    9,020    8,857    8,798    8,769    8,590

----------------------------------------------------------------------------------------------------------



MARKET FOR COMPANY'S COMMON
EQUITY AND RELATED
STOCKHOLDER MATTERS

     The Company made its initial public offering on December 13, 1993 at a price of $11.00 per share. The Company's Common Stock is quoted on the Nasdaq Stock Market's National Market under the symbol "TQNT". As of February 28, 1998, there were 281 holders of record of the Company's Common Stock.

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