Form 10-K405, Exhibit 13
period 1998-12-31
TRIQUINT SEMICONDUCTOR INC
filed 1999-03-31
CIK 913885

                                                                   EXHIBIT 13.1

OVERVIEW

TriQuint Semiconductor designs, develops, manufactures and markets a broad range of high-performance analog and mixed-signal gallium arsenide (GaAs) integrated circuits and transistors for the wireless communications, telecommunications, data communications and millimeter wave communications markets. TriQuint's engineers apply the company's proprietary GaAs technology to produce high-performance, low-cost devices that give customers a competitive edge in their product strategy. TriQuint offers a broad range of standard and customer-specific products as well as manufacturing services.

Inherent physical properties allow electrons to move approximately five times faster in GaAs than in silicon. This enables GaAs integrated circuits to operate at much higher frequencies than silicon devices--or to perform as fast while using substantially less power. GaAs also provides lower distortion amplification, can receive weaker signals due to its low-noise characteristics, and can transmit strong clean signals at lower voltages.

TriQuint's wafer fabrication facilities, located in Oregon and Texas, produce 4-inch wafers using high-volume, low-cost ion-implanted metal semiconductor field effect transistor (MESFET) processes, high power and efficiency pseudomorphic high electron mobility transfer (PHEMT), heterojunction bipolar transistor (HBT) and heterojunction field effect transistor (HFET) processes. All TriQuint operations are ISO 9001 certified.

End-user customers include market-leading equipment manufacturers such as Alcatel, Cellnet Data Systems, Ericsson, Hughes, Lucent Technologies, Motorola, Nokia, Nortel, Qualcomm, and Raytheon.

TRIQUINT SEMICONDUCTOR, INC.          FINANCIAL HIGHLIGHTS
                                      IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

                                      YEAR ENDED DECEMBER 31,
                                               1998          1997
Total revenues                              $111,605       $ 71,367
Income (loss) from operations                 (6,345)         5,633
Income (loss) before income taxes             (3,861)         7,750
Net income (loss)                             (3,955)         6,860
Diluted net income (loss) per share            (0.42)          0.75
Cash and investments                          66,225         64,625
Shareholders' equity                         107,615         90,038

--------------------------------------------------------------------------------

COMMON STOCK PRICES

Quarter                                                     High       Low
Q4 1998                                                  $   22 5/8    11
Q3 1998                                                      21 5/8    14 1/2
Q2 1998                                                      25        16 5/8
Q1 1998                                                      27 1/2    19 3/4
Q4 1997                                                      45 3/8    17 3/8
Q3 1997                                                      45 1/2    32 1/4
Q2 1997                                                      40 3/4    21 1/8
Q1 1997                                                      37 7/8    20 1/2

TOTAL REVENUES BY QUARTER


- Description of graphic: Graphic representation of total revenues (in millions) by quarter. Data used to produce the graphic is as follows:

Q4 1998                                  30.9
Q3 1998                                  29.1
Q2 1998                                  27.9
Q1 1998                                  23.7
Q4 1997                                  18.5
Q3 1997                                  17.6
Q2 1997                                  18.5
Q1 1997                                  16.8

DILUTED NET INCOME PER SHARE BY QUARTER

- Description of graphic: Graphic representation of net income per share by quarter. Data used to produce the graphic is as follows:

Q4 1998                                  0.35
Q3 1998                                  0.29
Q2 1998                                  0.21
Q1 1998                                 (1.33)
Q4 1997                                  0.17
Q3 1997                                  0.14
Q2 1997                                  0.25
Q1 1997                                  0.20

TO OUR SHAREHOLDERS: 1998 SAW OUR COMPANY'S REVENUES PASS THE $100 MILLION MILESTONE. WE GREATLY EXPANDED OUR TECHNOLOGY CAPABILITIES AND MARKET BASE WITH THE ACQUISITION OF THE MILLIMETER WAVE BUSINESS AND ARE EXTREMELY WELL POSITIONED TO SUCCESSFULLY PARTICIPATE IN A BROAD ARRAY OF HIGH GROWTH COMMUNICATIONS MARKET OPPORTUNITIES.

FINANCIAL PERFORMANCE. 1998 revenues increased by 56% over 1997 to a record $111.6 million. For the year, we reported a net loss of $4.0 million. Excluding the first quarter, which produced a loss due to special charges primarily associated with the acquisition of the Millimeter Wave business, our net profit for 1998 was $8.3 million. Our balance sheet remains very strong.

MILLIMETER WAVE COMMUNICATIONS. Early in the year we announced the acquisition of the Gallium Arsenide (GaAs) millimeter wave integrated circuit operation of the former Texas Instruments Defense Systems and Electronics Group from Raytheon for approximately $39 million. This operation is a world leader in millimeter wave integrated circuit technology. Millimeter wave devices operate at frequencies above 10 GHz and are a perfect complement to our Oregon product lines. I am happy to report that the integration of the Millimeter Wave business, which is located in Dallas, has gone extremely well and results have exceeded our expectations. We are very pleased with the strong performance of the Millimeter Wave team. With the addition of Millimeter Wave, we now possess the full range of advanced GaAs processes - MESFET, PHEMT, HBT and HFET - that provide the performance capability required for the wide array of present and emerging high growth communications opportunities.

CUSTOMER AND MARKET DIVERSITY. Rather than be dependent on a relatively narrow customer and applications base, we have purposely sought to engage with all the leading participants in each of the major communications markets where our proprietary technologies provide a competitive advantage. In 1998, just two customers represented over 10% of our revenues. Nokia, the leading wireless telephone handset manufacturer was our largest customer at 12% and Raytheon was the second largest at 11.7%. Twenty-one end-customers contributed over $1 million in revenue during the year. Our applications portfolio was also well balanced with approximately 45% of revenues from wireless communications applications, 18% in the telecom/ datacom arena and 37% from millimeter wave systems. The addition of millimeter wave technologies to our product offerings has allowed us to expand our participation in entirely new market areas including satellite communications, point-to-point and point-to-multipoint broadband communications, Local Multipoint Distribution Systems (LMDS) and advanced aerospace systems.

DESIGN WINS AND NEW PRODUCTS. By focusing our marketing and sales efforts, we were able to achieve a record 246 major design wins during the year, up from 131 in 1997. Since all our products are proprietary, sole source devices, design wins are a critical activity and, we believe, are a good leading indicator of future business. Wireless product introductions during the year included a family of three volt power amplifiers for wireless handset transmitters and further expansion of our handset receiver product line. We also announced the inclusion of a new mixer/downconverter in the reference design chip set for implementation of Motorola's ReFlex two-way messaging protocol. The telecom product line was expanded with the introduction of two high speed cross-point switches and a 2.5 Gigabit per second transceiver for high performance networks and SONET fiber optic communications applications. The millimeter wave product line announced a family of high efficiency and high linearity power transistors in the DC to 12GHz frequency range, a high power 6.5 to 11.5 GHz amplifier for digital radio, phased array radar, and telecommunications applications and also a 28 GHz Amplifier for the Digital Radio, LMDS and satellite communications markets.

OPERATIONS. During the first quarter of the year, we transitioned to our new state-of-the-art Oregon wafer fab facility. Since that time, we have seen a steady improvement in output and yields from the new fab. We estimate that this facility, combined with the Texas wafer fab, provides us with the physical capacity to support up to $300M in annual sales. Both facilities have been certified to the requirements of the ISO 9001 International Quality Standard.

ORGANIZATION. Until mid 1998, we maintained our foundry services operations as part of the Wireless Communications organization. In June, we formed a separate Foundry Services Division to focus on the unique requirements of our foundry customers. TriQuint's design tools and technical support enable our customers to design their own circuits for manufacture by us on our proprietary processes. The foundry relationship enables our customers to rapidly introduce leadership devices while protecting their intellectual property. Bruce Fournier, formerly Vice President of Sales heads the new Foundry Services Division. Replacing Bruce is Paul Kollar who brings more than thirty years of experience in semiconductor marketing and sales management to his new position. Paul was most recently Vice President of sales at Lattice Semiconductor and is a strong addition to our management team.

We continue to see excellent results from our company-wide continuous process improvement initiatives. Employee participation in the continuous improvement of all our business processes has become even more firmly embedded in our culture during the past 12 months.

THE COMING YEAR. Looking ahead, we anticipate continued revenue growth in 1999. The wireless communications market is expected to drive much of this growth. The market for our high performance telecom products should also be strong and we expect to see exceptional design win opportunities in satellite communications and LMDS applications. We will continue to concentrate on driving our design win activities and on maintaining our broad, well-balanced product portfolio and market base.

In summary, 1998 was another very successful year for TriQuint. We significantly strengthened our product offerings, broadened our market and customer base and positioned our manufacturing operations to support the anticipated rapid growth of our business. The enthusiasm and teamwork of our employees and the support of our customers, suppliers, and shareholders has made this possible and is sincerely appreciated. We look forward to continuing our success in this very exciting and opportunity-filled business.

Sincerely,



Steven J. Sharp
CHAIRMAN, PRESIDENT & CHIEF EXECUTIVE OFFICER

TRIQUINT SEMICONDUCTOR, INC.                            SELECTED FINANCIAL DATA
                                         IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

                                                       YEAR ENDED DECEMBER 31,(1)
                                                                  1998         1997         1996         1995         1994
STATEMENT OF OPERATIONS DATA:
Total revenues                                                $111,605      $71,367      $59,526      $45,943      $30,261
Operating costs and expenses:
  Cost of goods sold                                            72,784       40,028       34,258       25,509       19,790
  Research, development and engineering                         18,984       11,518       10,858        9,210        9,945
  Selling, general and administrative                           15,962       14,188       10,975        9,009       10,013
  Restructuring of operations                                        -            -            -            -          443
  Special charges                                               10,220            -            -            -            -
                                                       --------------------------------------------------------------------
     Total operating costs and expenses                        117,950       65,734       56,091       43,728       40,191
                                                       --------------------------------------------------------------------

Income (loss) from operations                                   (6,345)       5,633        3,435        2,215       (9,930)
Other income (expense), net                                      2,484        2,117        3,083          930          198
                                                       --------------------------------------------------------------------

Income (loss) before income taxes                               (3,861)       7,750        6,518        3,145       (9,732)
Income tax expense                                                  94          890          231           83            -
                                                       --------------------------------------------------------------------
Net income (loss)                                              ($3,955)      $6,860       $6,287       $3,062      ($9,732)
                                                       --------------------------------------------------------------------
                                                       --------------------------------------------------------------------


PER SHARE DATA:
Net income(loss):
      Basic                                                     ($0.42)       $0.82        $0.78        $0.48       ($1.82)
      Diluted                                                   ($0.42)       $0.75        $0.72        $0.42       ($1.82)


Weighted average shares:
      Basic                                                      9,400        8,373        8,045        6,358        5,346
      Diluted                                                    9,400        9,108        8,763        7,237        5,346


BALANCE SHEET DATA:
Working capital                                                $44,494      $35,180      $37,591      $65,513      $16,409
Total assets                                                   141,306      121,418      107,596       94,024       34,227
Long-term obligations, less current installments                 9,369       12,550        9,891        7,392        4,062
Shareholders' equity                                           107,615       90,038       80,246       72,644       20,785

---------------------------------------------------------------------------------------------------------------------------

(1) In 1996, 1997 and 1998, the Company's fiscal year ended on December 31. In 1994 and 1995, the Company's fiscal year ended on the Saturday nearest December
31. For convenience, the Company has indicated in this Annual Report that its fiscal years ended on December 31.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
              FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         IN ADDITION TO THE OTHER INFORMATION IN THIS ANNUAL REPORT TO SHAREHOLDERS AND IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR 1998 INTO WHICH THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A) IS INCORPORATED BY REFERENCE, CERTAIN STATEMENTS IN THE FOLLOWING MD&A ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS REPORT, THE WORD "EXPECTS," "ANTICIPATES," "ESTIMATES," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. SUCH RISKS AND UNCERTAINTIES ARE SET FORTH BELOW UNDER "FACTORS AFFECTING FUTURE OPERATING RESULTS."

INTRODUCTION

         TriQuint Semiconductor, Inc. (TriQuint or the Company) designs, develops, manufactures and markets a broad range of high performance analog and mixed signal integrated circuits for the communications markets. The Company utilizes its proprietary gallium arsenide (GaAs) technology to enable its products to overcome the performance barriers of silicon devices in a variety of applications. The Company sells its products on a worldwide basis and its end user customers include Alcatel, Cellnet Data Systems, Ericsson, Hughes, Lucent Technologies, Motorola, Nokia, Northern Telecom, Qualcomm and Raytheon.

         On January 13, 1998, the Company acquired substantially all of the assets of the Monolithic Microwave Integrated Circuit (MMIC) operations of the former Texas Instruments' Defense Systems & Electronics Group from Raytheon TI Systems, Inc. (RTIS), a Delaware corporation and a wholly owned subsidiary of Raytheon Company (Raytheon). The MMIC operations include the GaAs foundry and MMIC business of the R/F Microwave Business Unit that RTIS acquired on July 11, 1997 from Texas Instruments Incorporated (TI) which MMIC business includes without limitation, TI's GaAs Operations Group, TI's Microwave GaAs Products Business Unit, the MMIC component of TI's Microwave GaAs Products Business Unit, the MMIC component of TI's Microwave Integrated Circuits Center of Excellence and the MMIC research and development component of TI's Systems Component Research Laboratory (collectively, Millimeter Wave Communications).

         The Millimeter Wave Communications operation designs, develops, produces and sells advanced GaAs MMIC products which are used in defense and commercial applications. In the area of defense applications, the Millimeter Wave Communications operation supplies military contractors with MMIC products and services for applications such as high power amplifiers, low noise amplifiers, switches and attenuators for active array radar, missiles, electronic warfare systems and space communications systems. In commercial applications, the Millimeter Wave Communications operation provides products and services for wireless and space-based communications.

         Pursuant to an Asset Purchase Agreement with RTIS, TriQuint acquired the Millimeter Wave Communications operation for approximately $19.5 million in cash and 844,613 shares of TriQuint Common Stock valued at approximately $19.5 million for a total purchase consideration of approximately $39 million. The cash portion of the purchase price was financed through an operating lease arrangement involving certain assets pursuant to the Agreement.

RESULTS OF OPERATIONS

The following table sets forth the statement of operations data of the Company expressed as a percentage of total revenues for the periods indicated.

YEAR ENDED DECEMBER 31,                                                     1998        1997        1996
                                                                            ----        ----        ----
Total revenues                                                             100.0 %     100.0 %     100.0 %
Operating costs and expenses:
  Cost of goods sold                                                        65.2        56.1        57.6
  Research, development and engineering                                     17.0        16.1        18.2
  Selling, general and administrative                                       14.3        19.9        18.4
  Special charges                                                            9.2         0.0         0.0
                                                                        -----------   ---------    --------
      Total operating costs and expenses                                   105.7        92.1        94.2
                                                                      -----------   ---------    --------
Income from operations                                                                               5.8
                                                                           (5.7)         7.9
Other income, net                                                            2.2         3.0         5.2
                                                                      -----------   ---------    --------
  Income before income taxes                                               (3.5)        10.9        11.0
Income tax expense                                                           0.1         1.3         0.4
                                                                      -----------   ---------    --------
Net income                                                                 (3.6) %       9.6  %     10.6 %
                                                                      -----------   ---------    --------
                                                                      -----------   ---------    --------

The fiscal years ended December 31, 1998, December 31, 1997 and December 31, 1996 are hereinafter referred to as Fiscal 1998, Fiscal 1997 and Fiscal 1996, respectively.

COMPARISON OF 1998 AND 1997

TOTAL REVENUES

         The Company derives revenues from the sale of standard and customer-specific products and services. The Company's revenues also include non-recurring engineering (NRE) revenues relating to the development of customer-specific products. Total revenues for Fiscal 1998 increased 56.4% to $111.6 million from $71.4 million for Fiscal 1997. The increase in total revenues primarily reflects the inclusion of revenues from the newly acquired Millimeter Wave Communications operation since the date of acquisition and a strong demand for wireless communication products, offset by a reduction in demand for telecommunication products. Domestic and international revenues for Fiscal 1998 were $84.8 million and $26.8 million, respectively, as compared to $47.1 million and $24.3 million, respectively, for Fiscal 1997. The Company currently anticipates an overall increase in the volume of product revenues from existing and new customers.

COST OF GOODS SOLD

         Cost of goods sold includes all direct material, labor and overhead expenses and certain NRE production costs. The factors affecting product mix include the relative demand in the various markets incorporating the Company's customer-specific products and standard products, as well as the number of NRE contracts which result in volume requirements for customer-specific products. Cost of goods sold was $72.8 million in Fiscal 1998 and increased from $40.0 million in Fiscal 1997. Cost of goods sold for Fiscal 1998 increased as a percentage of total revenues to 65.2% from 56.1% for Fiscal 1997. The increase in absolute dollar value of cost of goods sold was primarily attributable to the related increase in sales volume. The increase in cost of goods sold as a percentage of total revenues was due to an increase in lower-margin products in the mix of products sold and costs related to the transition to the Company's new Hillsboro wafer fabrication facility. However, cost of goods sold, as a percentage of total revenues, improved sequentially over each quarter of Fiscal 1998 due to continued yield improvements and increases in economies of scale from higher production volumes.

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

RESEARCH, DEVELOPMENT AND ENGINEERING

         Research, development and engineering (RD&E) expenses include the costs incurred in the design of products associated with NRE revenues, as well as ongoing product development and research and development expenses. The Company's RD&E expenses for Fiscal 1998 increased 64.8% to $19.0 million from $11.5 million for Fiscal 1997. RD&E expenses as a percentage of total revenues increased to 17.0% for Fiscal 1998 from 16.1% for Fiscal 1997. The increase in RD&E expenses in both absolute dollar amount and as a percentage of total revenues reflects the inclusion of RD&E expenses related to the newly acquired MMIC Business and increases in product development activities and NRE expenses. The Company is committed to substantial investments in RD&E and expects such expenses will increase in absolute dollar amount in the future.

SELLING, GENERAL AND ADMINISTRATIVE

         Selling, general and administrative (SG&A) expenses for Fiscal 1998 increased 12.5% to $16.0 million from $14.2 million for Fiscal 1997. SG&A decreased as a percentage of total revenues to 14.3% for 1998 from 19.9% for 1997. The increase in absolute dollar value in SG&A expenses was primarily attributable to the inclusion of SG&A expenses related to the newly acquired Millimeter Wave Communications operation and increased selling expenses associated with increased sales volume. As a percentage of total revenues, the decrease in SG&A expenses was due to revenues increasing at a faster rate than SG&A expenses.

SPECIAL CHARGES

         During Fiscal 1998, special charges of $8.8 million were recorded. These were special charges associated with the Company's acquisition of the MMIC Business from Raytheon TI Systems, Inc. and involve the write-off of the fair value of in-process research and development.

         On July 12, 1994, a stockholder class action lawsuit was filed against the Company, its underwriters, and certain of its officers, directors and investors in the United States District Court for the Northern District of California. The suit alleged that the Company, its underwriters, and certain of its officers, directors and investors intentionally misled the investing public regarding the financial prospects of the Company. Following the filing of the complaint, the plaintiffs dismissed without prejudice a director defendant, the principal stockholder defendant, the underwriter defendants and certain analyst defendants. On June 21, 1996, the Court granted the Company's motion to transfer the litigation to the District of Oregon. The pretrial discovery phase of the lawsuit ended July 1, 1997. The Court had established a January 1999 trial date for this action. During Fiscal 1998, the Company settled this action and recorded a special charge of $1.4 million associated with the settlement of this lawsuit and related legal expenses, net of accruals and insurance proceeds.

OTHER INCOME, NET

         Other income, net for Fiscal 1998 increased to $2.5 million as compared to $2.1 million for Fiscal 1997. This increase resulted primarily from lower interest expense, gain on sale of assets and other miscellaneous receipts, partially offset by lower interest income.

INCOME TAX EXPENSE

         Income tax expense for Fiscal 1998 decreased to $94,000 from $890,000 for Fiscal 1997. The decrease in income tax expense was attributable to the Company's operating loss in Fiscal 1998.

         At December 31, 1998, the Company had federal and Oregon state net operating loss carryforwards for tax reporting purposes of approximately $45.7 million and $22.0 million, respectively. The Company's ability to use its net operating loss carryforwards against taxable income is subject to additional restrictions and limitations under Section 382 of the Internal Revenue Code of 1986, as amended, in the event of a change of ownership of the Company as defined therein. See Note 7 of Notes to Consolidated Financial Statements.

COMPARISON OF 1997 AND 1996

TOTAL REVENUES

         Total revenues for Fiscal 1997 increased 19.9% to $71.4 million from $59.5 million for Fiscal 1996. The increase in total revenues was due to significantly increased demand for products in all three product areas: wireless communications, telecommunications, and computing revenues. Domestic and international revenues for Fiscal 1997 were $47.1 million and $24.3 million, respectively, as compared to $41.4 million and $18.1 million, respectively, for Fiscal 1996.

COST OF GOODS SOLD

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

RESEARCH, DEVELOPMENT AND ENGINEERING

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

OTHER INCOME , NET

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


NEW ACCOUNTING STANDARDS

         In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities", ("SOP 98-5"), which is effective for financial statements for fiscal years beginning after December 15, 1998. SOP 98-5 broadly defines start-up activities and requires costs of start-up activities and organization costs to be expensed as incurred. The Company does not expect implementation to have a significant impact on its consolidated financial statements.

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 also requires that changes in the derivative's fair value be recognized currently in results of operations unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The Company does not expect SFAS No. 133 to have a significant impact on its consolidated financial statements.

FACTORS AFFECTING FUTURE RESULTS

         VARIABILITY OF OPERATING RESULTS - The Company's quarterly and annual results of operations have varied in the past and may vary significantly in the future due to a number of factors, including cancellation or delay of customer orders or shipments; market acceptance of the Company's or its customers' products; the Company's success in achieving design wins; variations in manufacturing yields; timing of announcement and introduction of new products by the Company and its competitors; changes in revenue and product mix; competitive factors; changes in manufacturing capacity and variations in the utilization of such capacity; variations in average selling prices; variations in operating expenses; the long sales cycles associated with the Company's customer specific products; the timing and level of product and process development costs; the cyclicality of the semiconductor industry; the timing and level of nonrecurring engineering ("NRE") revenues and expenses relating to customer specific products; changes in inventory levels; and general economic conditions. Any unfavorable changes in these or other factors could have a material adverse effect on the Company's results of operations. For example, in June 1994, Northern Telecom, then the Company's largest customer, requested that the Company delay shipment of certain of its telecommunications devices to Northern Telecom. This decision, together with a general softness of orders in the telecommunications market, materially adversely affected the Company's revenues and results of operations in the second quarter of 1994 and for the balance of that year. The Company expects that its operating results will continue to fluctuate in the future as a result of these and other factors. The Company's expense levels are based, in part, on its expectations as to future revenue and, as a result, net income would be disproportionately and adversely affected by a reduction in revenue. Due to potential quarterly fluctuations in operating results, the Company believes that quarter-to-quarter comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance. Furthermore, it is likely that in some future quarter the Company's net sales or operating results will be below the expectations of public market securities analysts or investors. In such event, the market price of the Company's Common Stock would likely be materially adversely affected.

         INTEGRATION OF ACQUISITIONS - Company management frequently evaluates the strategic opportunities available to it and may in the near-term or long-term future pursue acquisitions of complementary products, technologies or businesses. For example, on January 13, 1998, the Company acquired substantially all of the assets of the Millimeter Wave Communications operation of the former Texas Instruments' Defense Systems & Electronics Group from RTIS. Acquisition transactions are accompanied by a number of risks, including, among other things, the difficulty of assimilating the operations and personnel of the acquired companies, the potential disruption of the Company's ongoing business, the inability of management to maximize the financial and strategic position of the Company through the successful incorporation of acquired technology and rights into the Company's products, expenses associated with the transactions, expenses associated with acquired in-process research and development, additional operating expenses, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with employees and customers as a result of any integration of new management personnel, and the potential unknown liabilities associated with acquired businesses. There can be no assurance that the Company will be successful in overcoming these risks or any other problems encountered in connection with its acquisition of the Millimeter Wave Communications operation or any other future acquisitions. In addition, future acquisitions by the Company have the potential to result in dilutive issuances of equity securities, the incurrence of additional debt, and amortization expenses related to goodwill and other intangible assets that may materially adversely affect the Company's results of operations.

         MANUFACTURING RISKS - The fabrication of integrated circuits, particularly GaAs devices such as those sold by the Company, is a highly complex and precise process. Minute impurities, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer, wafer breakage or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. As compared to silicon technology, the less mature stage of GaAs technology leads to somewhat greater difficulty in circuit design and in controlling parametric variations, thereby yielding fewer good die per wafer. In addition, the more brittle nature of GaAs wafers can result in higher processing losses than those experienced with silicon wafers. The Company has in the past experienced lower than expected production yields, which have delayed product shipments and materially adversely affected the Company's results of operations. This was experienced in the fourth quarter of 1995 and during 1996. There can be no assurance that the Company will be able to maintain acceptable production yields in the future. Because the majority of the Company's costs of manufacturing are relatively fixed, the number of shippable die per wafer for a given product is critical to the Company's results of operations. To the extent the Company does not achieve acceptable manufacturing yields or experiences product shipment delays, its results of operations could be materially adversely affected. In addition, the Company leases and operates its own wafer fabrication facilities, which entails a high level of fixed costs and which requires an adequate volume of production and sales to be profitable. During periods of decreased demand, high fixed wafer fabrication costs could have a material adverse effect on the Company's results of operations.

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

         RELIANCE ON SIGNIFICANT CUSTOMERS; CUSTOMER CONCENTRATION - A significant portion of the Company's revenues in each fiscal period has historically been concentrated among a limited number of customers. In recent periods, sales to certain of the Company's major customers as a percentage of total revenues have fluctuated. In Fiscal 1998, Nokia and RTIS accounted for approximately 12.0% and 11.7%, respectively of total revenues. In Fiscal 1997, Northern Telecom accounted for approximately 12.0% of total revenues. The Company expects that sales to a limited number of customers will continue to account for a substantial portion of its total revenues in future periods. The Company does not have long-term agreements with any of its customers. Customers generally purchase the Company's products pursuant to cancelable short-term purchase orders. The Company's business, financial condition and results of operations have been materially adversely affected in the past by the failure of anticipated orders to materialize and by deferrals or cancellations of orders. If the Company were to lose a major customer or if orders by or shipments to a major customer were to otherwise decrease or be delayed, the Company's business, financial condition and results of operations would be materially adversely affected.

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

         COMPETITION - The semiconductor industry is intensely competitive and is characterized by rapid technological change, rapid product obsolescence and price erosion. Currently, the Company competes primarily with manufacturers of high performance silicon semiconductors such as AMCC, Motorola and Philips and with manufacturers of GaAs semiconductors such as Anadigics, Vitesse, RF Microdevices and Raytheon. The Company expects increased competition both from existing competitors and from a number of companies which may enter the GaAs integrated circuit market, as well as future competition from companies which may offer new or emerging technologies such as silicon germanium. Most of the Company's current and potential competitors have significantly greater financial, technical, manufacturing and marketing resources than the Company. Additionally, manufacturers of high performance silicon semiconductors have achieved greater market acceptance of their existing products and technologies in certain applications. There can be no assurance that the Company will not face increased competition or that the Company will be able to compete successfully in the future. The failure of the Company to successfully compete in its markets would have a material adverse effect on the Company's business, financial condition and results of operations.

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

         GaAs COMPONENTS MORE COSTLY TO PRODUCE - The production of GaAs integrated circuits has been and continues to be more costly than the production of silicon devices. This cost differential relates primarily to higher costs of the raw wafer material, lower production yields associated with the relatively immature GaAs technology and higher unit costs associated with lower production volumes. Although the Company has reduced unit production costs by increasing wafer fabrication yields, by achieving higher volumes and by obtaining lower raw wafer costs, there can be no assurance that the Company will be able to continue to decrease production costs. In addition, the Company believes that its costs of producing GaAs integrated circuits will continue to exceed the costs associated with the production of silicon devices. As a result, the Company must offer devices which provide superior performance to that of silicon-based devices such that the perceived price/performance of its products is competitive. There can be no assurance that the Company can continue to identify markets which require performance superior to that offered by silicon solutions, or that the Company will continue to offer products which provide sufficiently superior performance to offset the cost differential.

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

         DEPENDENCE ON KEY PERSONNEL - The Company's future success depends in large part on the continued service of its key technical, marketing and management personnel and on its ability to continue to identify, attract and retain qualified technical and management personnel, particularly highly skilled design, process and test engineers involved in the manufacture of existing products and the development of new products and processes. Furthermore, there may be only a limited number of persons in the Company's geographic area with the requisite skills to serve in these positions. There are many other semiconductor companies located in the Company's geographic area and it may become increasingly difficult for the Company to attract and retain such personnel. The competition for such personnel is intense, and the loss of key employees could have a material adverse effect on the Company.

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

         CYCLICALITY OF THE SEMICONDUCTOR INDUSTRY - The semiconductor industry has historically been characterized by wide fluctuations in product supply and demand. From time to time, the industry has also experienced significant downturns, often in connection with, or in anticipation of, major additions of wafer fabrication capacity, maturing product cycles or declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity and subsequent accelerated price erosion, and in some cases have lasted for extended periods of time. The Company's business has in the past been and could in the future be materially adversely affected by industry-wide fluctuations. The Company's continued success will depend in large part on the continued growth of the semiconductor industry in general and its customers' markets in particular. No assurance can be given that the Company's business, financial condition and results of operations will not be materially adversely affected in the future by cyclical conditions in the semiconductor industry or in any of the markets served by the Company's products.

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

         On February 26, 1999, a lawsuit was filed against 88 firms, including the Company, in the United States District Court for the District of Arizona. The suit alleges that the defendants infringe upon certain patents held by The Lemelson Medical, Education and Research Foundation, Limited Partnership. Although the Company believes that the suit is without merit and intends to vigorously defend itself against the charges, there can be no assurance that such defense will be successful. Moreover, such litigation may require expenditures of substantial time and money and could distract management from the Company's day-to-day operations.

         ENVIRONMENTAL REGULATIONS - The Company is subject to a variety of federal, state and local laws, rules and regulations related to the discharge or disposal of toxic, volatile or other hazardous chemicals used in its manufacturing process. The failure to comply with present or future regulations could result in fines being imposed on the Company, suspension of production or a cessation of operations. Such regulations could require the Company to acquire significant equipment or to incur substantial other expenses to comply with environmental regulations. Any failure by the Company, or by TI with respect to the Company's Texas facility, to control the use of, or to adequately restrict the discharge of, hazardous substances could subject the Company to future liabilities or could cause its manufacturing operations to be suspended, resulting in a material adverse effect on the Company's business, financial condition and results of operations.

         RISKS ASSOCIATED WITH INTERNATIONAL SALES - Sales outside of the United States were $26.8 million, $24.3 million, and $18.1 million, in Fiscal 1998, Fiscal 1997, and Fiscal 1996, respectively. These sales involve a number of inherent risks, including imposition of government controls, currency exchange fluctuations, potential insolvency of international distributors and representatives, reduced protection for intellectual property rights in some countries, the impact of recessionary environments in economies outside the United States, political instability and generally longer receivables collection periods, as well as tariffs and other trade barriers. In addition, due to the technological advantage provided by GaAs in many military applications, all of the Company's sales outside of North America must be licensed by the Office of Export Administration of the U.S. Department of Commerce. Although the Company has not experienced significant difficulty in obtaining these licenses, failure to obtain such licenses or delays in obtaining such licenses in the future could have a material adverse effect on the Company's results of operations. Furthermore, because substantially all of the Company's foreign sales are denominated in U.S. dollars, increases in the value of the dollar would increase the price in local currencies of the Company's products in foreign markets and make the Company's products less price competitive. There can be no assurance that these factors will not have a material adverse effect on the Company's future international sales and, consequently, on the Company's business, financial condition and results of operations.

         DEPENDENCE ON ASSEMBLY CONTRACTORS - The Company's finished GaAs wafers are assembled and packaged by ten independent subcontractors, seven of which are located outside of the United States. Any prolonged work stoppages or other failure of these contractors to supply finished products would have a material adverse effect on the Company's business, financial condition and results of operations.

         YEAR 2000 RISKS - Many information technology ("IT") hardware and software systems, as well as other non-IT equipment utilizing microprocessors, can accept only two digit entries in the date code field. To operate using dates after December 31, 1999, the date code fields will need to accept four digit entries to distinguish twenty-first century dates from twentieth century dates. This is commonly referred to as the "Year 2000" or "Y2K" issue. The Company has initiated a comprehensive Y2K audit program, which consists of a six step plan to inventory and correct any non-compliant systems. These six steps are: inventory, assessment, planning, remediation, testing and implementation. The audit program encompasses a review of IT systems used in the Company's internal business as well as non-IT systems such as manufacturing systems and building systems. It also includes an audit and evaluation of third party vendors, manufacturers and suppliers. The Company has completed the audit program through the planning phase and is currently in the remediation phase, for both IT and non-IT systems as well as third-party vendors, manufacturers and suppliers. Because of the existence of numerous systems and related components within the Company and the interdependency of these systems, it is possible that certain systems at the Company, or systems at entities that provide services or goods for the Company, may fail to operate in the Year 2000. Although it is not currently anticipated, the inability of the Company to become Y2K compliant on a timely basis or the failure of a system at the Company or at an entity that provides services or goods to the Company may have a material impact on future operating results or financial condition.

LIQUIDITY AND CAPITAL RESOURCES

         The Company completed a follow-on public offering in September 1995 raising approximately $48.1 million, net of offering expenses. In December 1993 and January 1994, the Company completed its initial public offering raising approximately $16.7 million, net of offering expenses. In addition, the Company has funded its operations to date through other sales of equity, bank borrowing, equipment leases, and cash flow from operations. As of December 31, 1998, the Company had working capital of approximately $44.5 million, including $26.1 million in cash, cash equivalents, and investments. The Company has a $10.0 million unsecured revolving line of credit with a financial institution. Restrictive covenants included in the line of credit require the Company to maintain (i) a total liability to tangible net worth ratio of not more than 0.75 to 1.00, (ii) a current ratio of not less than 1.75 to 1.00 and (iii) minimum tangible net worth greater than $79.7 million and (iv) cash and investments, including restricted investments, greater than $45.0 million. As of December 31, 1998 the Company was in compliance with the restrictive covenants contained in this line of credit. However, there can be no assurance that the Company will continue to be in compliance with these covenants as of any subsequent date.

         In May 1996, the Company entered into a five year synthetic lease through a Participation Agreement (the "Agreement") with Wolverine Leasing Corp. ("Wolverine"), Matisse holding Company ("Matisse") and United States National Bank of Oregon ("USNB"). The lease provides for the construction and occupancy of the Company's new headquarters and wafer fabrication facility in Hillsboro under an operating lease from Wolverine and provides the Company with an option to purchase the property or renew its lease for an additional five years. Pursuant to the terms of the Agreement, USNB and Matisse made loans to Wolverine who in turn advanced the funds to the Company for the construction of the Hillsboro facility and other costs and expenses associated therewith. The loan from USNB is collateralized by investment securities pledged by the Company. Such investment securities are classified on the Company's balance sheet as restricted securities. In addition, restrictive covenants in the Agreement require the Company to maintain (i) a total liability to tangible net worth ration of not more than 0.75 to 1.00, (ii) minimum tangible net worth greater than $50.0 million and (iii) cash and liquid investment securities, including restricted securities, greater than $45.0 million. As of December 31, 1998, the Company was in compliance with the covenants described above. However, there can be no assurance that the Company will continue to be in compliance with these covenants as of any subsequent date.

         In November 1997, the Company entered into a $1.5 million lease for additional land adjacent to its Hillsboro facility. Pursuant to the terms of that agreement, USNB provided loans to Matisse to purchase the land, who in turn leased it to the Company under a renewable one year lease agreement. The loan from USNB is partially collateralized by a guarantee from the Company. The agreement contains restrictive covenants substantially the same as those contained in the Company's line of credit. As of December 31, 1998 the Company was in compliance with the terms of the agreement. However, there can be no assurance that the Company will continue to be in compliance with these terms as of any subsequent date.

         In January 1998, the Company acquired the Millimeter Wave Communications operation of the former Texas Instruments' Defense Systems & Electronics Group from RTIS. Pursuant to an Asset Purchase Agreement with RTIS, the Company acquired the Millimeter Wave Communications operation for approximately $19.5 million in cash and 844,613 shares of TriQuint Common Stock valued at approximately $19.5 million for a total purchase consideration of approximately $39 million. The cash portion of the purchase price was financed through an operating lease arrangement involving certain assets pursuant to the Agreement.

The following table presents a summary of the Company's cash flows ( IN THOUSANDS):

YEAR ENDED DECEMBER 31,                                                              1998            1997           1996
Net cash and cash equivalents provided by operating activities                     $ 10,218         $ 4,152      $  5,374
Net cash and cash equivalents provided (used)  by investing activities              (10,874)          3,266       (25,687)
Net cash and cash equivalents provided (used) by financing activities                (3,476)         (1,591)       (1,831)
                                                                           ------------------ --------------- --------------
Net increase (decrease) in cash and cash equivalents                               $ (4,132)        $ 5,827      $(22,144)
                                                                           ------------------ --------------- --------------

         Net cash provided by operating activities in Fiscal 1998 and Fiscal 1997 of $10.2 million and $4.2 million, respectively, related primarily to profitable operations before special charges. Net cash provided by operating activities in Fiscal 1996 was $5.4 million.

         Cash used by investing activities in Fiscal 1998 of $10.9 million was primarily the result of the purchase of $68.0 million of investments and capital expenditures of $5.6 million. This cash used by investing activities was partially offset by the sale and/or maturity of $62.3 million of investments. Cash provided by investing activities in Fiscal 1997 relates primarily to the net sale and/or maturity of investment securities of $3.9 million and capital expenditures of $1.4 million. Cash used by investing activities in Fiscal 1996 relates primarily to the net purchase of investments of $21.9 million and capital expenditures of $4.1 million. The Company will continue to monitor interest rates to enhance return on its cash and short term investments while maintaining a high degree of liquidity.

         Cash used by financing activities of $3.5 million, $1.6 million and $1.8 million in Fiscal 1998, Fiscal 1997, and Fiscal 1996, respectively, is primarily the result of net principal payments under capital lease obligations and installment notes, partially offset by the proceeds of the issuance of common stock upon option exercises.

         For Fiscal 1998, the Company established approximately $2.2 million in new capital lease equipment financing. The Company's balances of current installments of capital lease and installment note obligations of $4.9 million and capital lease and installment note obligations, less current installments, of $9.4 million as of December 31,1998 are related to the financing of machinery and equipment through equipment financing obligations. The Company expects to make continued investments in its capital equipment, including manufacturing and test equipment and computer hardware and software, in order to enhance its technology and competitive position. The Company expects to make total capital expenditures of approximately $15 million over the next twelve months.

         The Company believes that its current cash and cash equivalent balances, together with cash anticipated to be generated from operations and anticipated financing arrangements, will satisfy the Company's projected working capital and capital expenditure requirements, at a minimum, through the end of 1999. However, the Company may be required to finance any additional requirements through additional equity, debt financings, or credit facilities. There can be no assurance that such additional financings or credit facilities will be available, or if available, that they will be on satisfactory terms.

YEAR 2000 COMPLIANCE

         Many information technology ("IT") hardware and software systems, as well as other non-IT equipment utilizing microprocessors, can accept only two digit entries in the date code field. To operate using dates after December 31, 1999, the date code fields will need to accept four digit entries to distinguish twenty-first century dates from twentieth century dates. This is commonly referred to as the "Year 2000" or "Y2K" issue. STATE OF READINESS - The Company has initiated a comprehensive Y2K audit program, which consists of a six step plan to inventory and correct any non-compliant systems. These six steps are: inventory, assessment, planning, remediation, testing and implementation. The audit program encompasses a review of IT systems used in the Company's internal business as well as non-IT systems such as manufacturing systems and building systems. It also includes an audit and evaluation of third party vendors, manufacturers and suppliers. The Company has completed the audit program through the planning phase and is currently in the remediation phase, for both IT and non-IT systems as well as third-party vendors, manufacturers and suppliers. The Company's products have no specific date functions or date dependencies and will operate according to specifications through the Year 2000 date rollover and thereafter. COSTS - The Company does not believe that the historical or anticipated costs of remediation have had, or will have, a material effect on the Company's financial condition or results of operations. For IT systems and most non-IT systems, the costs of remediation have been or will be encompassed in the normal anticipated expenditures for maintenance contracts and version upgrades. Total incremental cost of remediation is estimated at $150,000. RISKS, CONTINGENCY PLAN AND REASONABLY LIKELY WORST CASE SCENARIO - While the Company is heavily reliant upon its computer systems, software applications and other electronics containing date-sensitive, embedded technology as part of its business operations, such components upon which the Company primarily relies were developed with current state-of-the-art technology and, accordingly, the Company reasonably anticipates that its six-step audit and remediation program will demonstrate that many of its high-priority systems do not present material Y2K compliance issues. For computer systems, software applications and other electronics containing date-sensitive embedded technology that have met the Company's desired level of Y2K readiness, the Company will use its existing contingency plans to mitigate or eliminate problems it may experience if an unanticipated system failure were to occur. For components that have not met the Company's desired level of readiness specific contingency plans will be developed to determine the actions the Company would take if such a component failed. At the present time, the Company has not developed a most reasonably likely worst case scenario for failure to achieve Y2K compliance. The Company will be better able to develop such a scenario as it moves through the testing phase of the audit program and as it continues to monitor progress of critical third-party vendors, manufacturers and suppliers. Because of the existence of numerous systems and related components within the

Company and the interdependency of these systems, it is possible that certain systems at the Company, or systems at entities that provide services or goods for the Company, may fail to operate in the Year 2000. Although it is not currently anticipated, the inability of the Company to become Y2K compliant on a timely basis or the failure of a system at the Company or at an entity that provides services or goods to the Company may have a material impact on future operating results or financial condition.

                       TRIQUINT SEMICONDUCTOR, INC.

                    Consolidated Financial Statements

                   For Inclusion in the Annual Report for
                       the year ended December 31, 1998

                 (With Independent Auditors' Report Thereon)

                       INDEPENDENT AUDITORS' REPORT



The Board of Directors and Shareholders
TriQuint Semiconductor, Inc.:


We have audited the accompanying consolidated balance sheets of TriQuint Semiconductor, Inc. and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TriQuint Semiconductor, Inc. and subsidiary as of December 31, 1998 and 1997, and the results of its operations, and its cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

Portland, Oregon
February 11, 1999, except as to note 13
which is as of February 26, 1999

                           TRIQUINT SEMICONDUCTOR, INC.

                         Consolidated Statements of Operations

                    (In thousands, except per share and share amounts)


                                                                                    YEARS ENDED DECEMBER 31
                                                              --------------------------------------------------------------
                                                                     1998                  1997                  1996
                                                              -------------------   -------------------   ------------------
Total revenues                                                $         111,605     $          71,367     $          59,526

Operating costs and expenses:
     Cost of goods sold                                                  72,784                40,028                34,258
     Research, development and engineering                               18,984                11,518                10,858
     Selling, general and administrative                                 15,962                14,188                10,975
     Special charges                                                     10,220                    --                    --
                                                                 -------------------   -------------------   ---------------

                 Total operating costs and expenses                     117,950                65,734                56,091
                                                                 -------------------   -------------------   ---------------

                 Income (loss) from operations                           (6,345)                5,633                 3,435
                                                                 -------------------   -------------------   ---------------

Other income (expense):
     Interest income                                                      3,375                 3,497                 3,460
     Interest expense                                                    (1,454)               (1,463)               (1,015)
     Other, net                                                             563                    83                   638
                                                                 -------------------   -------------------   ---------------

                                                                          2,484                 2,117                 3,083
                                                                 -------------------   -------------------   ---------------

                 Income (loss) before income taxes                       (3,861)                7,750                 6,518

Income tax expense                                                           94                   890                   231
                                                                 -------------------   -------------------   ---------------

                 Net income (loss)                            $          (3,955)    $           6,860     $           6,287
                                                                 -------------------   -------------------   ---------------
                                                                 -------------------   -------------------   ---------------

Per share data:
     Net income (loss):
        Basic                                                 $           (0.42)    $            0.82     $            0.78
                                                                 -------------------   -------------------   ---------------
                                                                 -------------------   -------------------   ---------------

        Diluted                                               $           (0.42)    $            0.75     $            0.72
                                                                 -------------------   -------------------   ---------------
                                                                 -------------------   -------------------   ---------------

     Weighted average shares:
        Basic                                                         9,399,656             8,373,310             8,044,581

        Diluted                                                       9,399,656             9,108,215             8,762,717

See accompanying notes to consolidated financial statements.

                     TRIQUINT SEMICONDUCTOR, INC.

                    Consolidated Balance Sheets

                 (In thousands, except share amounts)


                                                                                                     DECEMBER 31
                                                                                    ------------------------------------------
                                                ASSETS                                     1998                  1997
                                                                                    -------------------   --------------------
Current assets:
     Cash and cash equivalents                                                      $          14,602     $          18,734
     Investments                                                                               11,460                 5,729
     Trade accounts receivable, net                                                            21,020                15,986
                                                                                       -------------------   -------------------

                                                                                               47,082                40,449
                                                                                       -------------------   -------------------

     Inventories, net:
        Raw material                                                                            5,066                 2,776
        Work in process                                                                        10,749                 7,708
        Finished goods                                                                          3,891                 1,804
                                                                                       -------------------   -------------------

                                                                                               19,706                12,288
                                                                                       -------------------   -------------------

     Prepaid expenses and other assets                                                          2,028                 1,273
                                                                                       -------------------   -------------------

                 Total current assets                                                          68,816                54,010
                                                                                       -------------------   -------------------

Property, plant and equipment, net                                                             30,529                27,235
Other non-current assets, net                                                                   1,798                    11
Restricted investments                                                                         40,163                40,162
                                                                                       -------------------   -------------------

                 Total assets                                                       $         141,306     $         121,418
                                                                                       -------------------   -------------------
                                                                                       -------------------   -------------------

                       LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Current installments of capital lease and installment                                      4,934                 5,045
         note obligations
     Accounts payable                                                                          10,027                 8,737
     Other accrued liabilities                                                                  6,237                 2,609
     Accrued payroll                                                                            3,124                 2,439
                                                                                       -------------------   -------------------

                 Total current liabilities                                                     24,322                18,830

Capital lease and installment note obligations, less
     current installments                                                                       9,369                12,550
                                                                                       -------------------   -------------------

                 Total liabilities                                                             33,691                31,380
                                                                                       -------------------   -------------------

Commitments and contingency

Shareholders' equity:
     Preferred stock, $.001 par value. Authorized 5,000,000 shares at
         December 31, 1998 and 1997; none issued and  outstanding
        at December 31, 1998 and 1997                                                                  --                --
     Common stock, $.001 par value. Authorized 25,000,000 shares at
        December 31, 1998 and 1997; issued and outstanding 9,551,780
        and 8,494,232 shares at December 31, 1998 and 1997, respectively                           10                     8
     Additional paid-in capital                                                               133,582               112,052
     Accumulated deficit                                                                      (25,977)              (22,022)
                                                                                       -------------------   -------------------

                    Total shareholders' equity                                                107,615                90,038
                                                                                       -------------------   -------------------

                    Total liabilities and shareholders' equity                      $         141,306     $         121,418
                                                                                       -------------------   -------------------
                                                                                       -------------------   -------------------

See accompanying notes to consolidated financial statements.

                          TRIQUINT SEMICONDUCTOR, INC.

                 Consolidated Statements of Shareholders' Equity

                      (In thousands, except share amounts)


                                                     PREFERRED STOCK       COMMON STOCK       ADDITIONAL                  TOTAL
                                                    -----------------  --------------------    PAID-IN   ACCUMULATED  SHAREHOLDERS'
                                                     SHARES   AMOUNT     SHARES    AMOUNT     CAPITAL      DEFICIT      EQUITY
                                                    --------  -------  ----------- -------  ----------  -----------  -------------
Balance, December 31, 1995                              --    $   --     7,929,881  $  8    $  107,805  $  (35,169)   $    72,644

Issuance of common stock under option plans
  and warrant exercises                                 --        --       237,465    --           897          --            897
Issuance of common stock under stock purchase plan      --        --        22,779    --           264          --            264
Tax benefit of stock option exercises                   --        --            --    --           154          --            154
Net income                                              --        --            --    --            --       6,287          6,287
                                                    --------  -------  ----------- -------  ----------  -----------  -------------
Balance, December 31, 1996                              --        --     8,190,125     8       109,120     (28,882)        80,246

Issuance of common stock under option plans
  and warrant exercises                                 --        --       256,076    --         1,428          --          1,428
Issuance of common stock under stock purchase plan      --        --        48,031    --           996          --            996
Tax benefit of stock option exercises                   --        --            --    --           508          --            508
Net income                                              --        --            --    --            --       6,860          6,860
                                                    --------  -------  ----------- -------  ----------  -----------  -------------
Balance, December 31, 1997                              --        --     8,494,232     8       112,052     (22,022)        90,038

Issuance of common stock under option plans
  and warrant exercises                                 --        --       101,839    --           498          --            498
Issuance of common stock under stock purchase plan      --        --       111,096    --         1,924          --          1,924
Issuance of common stock for acquisition of
  Millimeter Wave Communications                        --        --       844,613     2        19,108          --         19,110
Net loss                                                --        --            --    --            --      (3,955)        (3,955)
                                                    --------  -------  ----------- -------  ----------  -----------  -------------
Balance, December 31, 1998                              --        --     9,551,780  $ 10    $  133,582  $  (25,977)   $   107,615
                                                    --------  -------  ----------- -------  ----------  -----------  -------------
                                                    --------  -------  ----------- -------  ----------  -----------  -------------

See accompanying notes to consolidated financial statements.

                           TRIQUINT SEMICONDUCTOR, INC.

                   Consolidated Statements of Cash Flows

                                 (In thousands)


                                                                                     YEARS ENDED DECEMBER 31
                                                                 -------------------------------------------------------------
                                                                          1998                  1997                   1996
                                                                 -------------------   ------------------    -------------------
Cash flows from operating activities:
     Net income                                                    $       (3,955)        $       6,860         $        6,287
     Adjustments to reconcile net income to net cash provided
        by operating activities:
           Depreciation and amortization                                    5,889                 4,249                  3,068
           Non-cash special charge                                          8,820                    --                     --
           Gain on sale of assets                                            (475)                  (32)                  (728)
           Change in assets and liabilities:
              Receivables                                                     939                (3,984)                (4,614)
              Inventories                                                  (2,795)               (2,438)                (1,141)
              Prepaid expenses and other assets                               (66)                 (710)                   (79)
              Accounts payable                                               (453)                 (896)                 2,637
              Other accrued liabilities                                     2,314                 1,103                    (56)
                                                                   -------------------    ------------------    -------------------

                    Net cash provided by operating activities              10,218                 4,152                  5,374
                                                                   -------------------    ------------------    -------------------

Cash flows from investing activities:
     Purchase of investments                                              (67,993)              (42,410)               (97,266)
     Sale of investments                                                   62,262                46,290                 75,415
     Decrease (increase) in restricted cash                                    --                   504                   (504)
     Capital expenditures                                                  (5,618)               (1,388)                (4,060)
     Proceeds from sale of assets                                             475                   270                    728
                                                                   -------------------    ------------------    -------------------

                    Net cash provided (used) by
                        investing activities                              (10,874)                3,266                (25,687)
                                                                   -------------------    ------------------    -------------------

Cash flows from financing activities:
     Principal payments under capital lease
        and installment note obligations                                   (5,508)               (4,015)                (2,992)
     Issuance of common stock, net                                          2,032                 2,424                  1,161
                                                                   -------------------    ------------------    -------------------

                    Net cash used by financing activities                  (3,476)               (1,591)                (1,831)
                                                                   -------------------    ------------------    -------------------

                    Net increase (decrease) in cash
                        and cash equivalents                               (4,132)                5,827                (22,144)

Cash and cash equivalents at beginning of year                             18,734                12,907                 35,051
                                                                   -------------------    ------------------    -------------------

Cash and cash equivalents at end of year                           $       14,602         $      18,734         $       12,907
                                                                   -------------------    ------------------    -------------------
                                                                   -------------------    ------------------    -------------------

Supplemental disclosures of cash flow information:
     Cash paid for:
        Interest                                                   $        1,452         $       1,489         $        1,015
                                                                   -------------------    ------------------    -------------------
                                                                   -------------------    ------------------    -------------------

        Income taxes                                               $            4         $          54         $           20
                                                                   -------------------    ------------------    -------------------
                                                                   -------------------    ------------------    -------------------

Supplemental schedule of non-cash investing
     and financing activities:
        Purchase of assets through capital lease and
           installment notes                                                2,216                 8,346                  6,535
        Tax benefit of stock option exercises                                  --                   508                    154
        Recorded in acquisition of Millimeter Wave:
           Receivables                                                      5,973                    --                     --
           Inventories                                                      4,623                    --                     --
           Prepaid expenses and other assets                                2,839                    --                     --
           Equipment                                                          987                    --                     --
           Accounts payable                                                 1,743                    --                     --
           Accrued liabilities                                              1,999                    --                     --
           Common stock                                                    19,500                    --                     --

See accompanying notes to consolidated financial statements.

                           TRIQUINT SEMICONDUCTOR, INC.

                    Notes to Consolidated Financial Statements

                             December 31, 1998 and 1997

                       (In thousands, except share information)


(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


       (a)    DESCRIPTION OF THE COMPANY

              TriQuint Semiconductor, Inc. (the Company) is engaged in the design, development, manufacture and sale of a broad range of high performance analog and mixed signal integrated circuits for the wireless communications, telecommunications, data communication and millimeter wave markets. The Company utilizes its proprietary gallium arsenide (GaAs) technology to manufacture its products.


       (b)    PRINCIPLES OF CONSOLIDATION

              The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant inter-company accounts and transactions are eliminated in consolidation.


       (c)    MANAGEMENT ESTIMATES

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


       (d)    REVENUE RECOGNITION

              Standard product revenue is recognized upon shipment of product. The Company recognizes revenue on foundry and customer-specific products based on certain design, manufacturing and other milestones. The Company recognizes revenue on cost plus contracts as work is performed.


       (e)    CASH EQUIVALENTS

              The Company considers all highly liquid debt and equity instruments purchased with an original maturity of three months or less to be cash equivalents.

                                       6                             (Continued)

                           TRIQUINT SEMICONDUCTOR, INC.

                    Notes to Consolidated Financial Statements

                             December 31, 1998 and 1997

                       (In thousands, except share information)

       (f)    INVESTMENTS

              The Company's investments, both restricted and unrestricted, are comprised of medium term corporate notes, commercial paper and market auction preferred stock and have been classified as available-for-sale securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES at December 31, 1998 and 1997. The carrying value of available-for-sale securities approximates fair value at December 31, 1998 and 1997.


       (g)    TRADE ACCOUNTS RECEIVABLE

              Trade accounts receivable are shown net of allowance for doubtful accounts of $262 and $196 at December 31, 1998 and 1997, respectively.


       (h)    INVENTORIES

              Inventories are stated at the lower of cost (approximates actual cost on a first-in, first-out basis) or market (net realizable value). Inventories are shown net of a valuation reserve of $2,422 and $1,324 at December 31, 1998 and 1997, respectively.


       (i)    PROPERTY, PLANT AND EQUIPMENT

              Property, plant and equipment are recorded at cost. Machinery and equipment under capital leases are stated at the lower of the present value of the minimum lease payments at the beginning of the lease term or the fair value of the leased assets at the inception of the lease.

              Depreciation is provided using the straight-line method over their estimated useful lives, which are as follows: five years for machinery and equipment, furniture and fixtures and computer equipment; three to seven years for leasehold improvements; and ten years for buildings. Leasehold improvements are amortized over the shorter of the estimated life of the asset or the term of the related lease. Depreciation begins on assets in process at the time the related assets are placed in service. Maintenance and repairs are expensed as incurred.


       (j)    RESEARCH AND DEVELOPMENT COSTS

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

                                       7                             (Continued)

                           TRIQUINT SEMICONDUCTOR, INC.

                    Notes to Consolidated Financial Statements

                             December 31, 1998 and 1997

                       (In thousands, except share information)

       (k)    COMPREHENSIVE INCOME

              Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, REPORTING COMPREHENSIVE INCOME. The objective of SFAS No. 130 is to report all changes in equity that result from transactions and economic events other than transactions with owners. There is no difference between net income (loss) and comprehensive income (loss) for the years ended December 31, 1998, 1997 and 1996.


       (l)    NET INCOME PER SHARE

              The Company has adopted SFAS No. 128, EARNINGS PER SHARE. SFAS No. 128 requires presentation of basic and diluted net income per share. Basic net income per share is net income available to common shareholders divided by the weighted-average number of common shares outstanding. Diluted net income per share is similar to basic except that the denominator includes potential common shares that, had they been issued, would have had a dilutive effect. The reconciliation of shares used to calculate basic and diluted income per share consists of the following as of December 31:

                                                            1998               1997               1996
                                                       ---------------    ---------------    ---------------
      Basic weighted average shares of
          common stock                                    9,399,656          8,373,310          8,044,581

      Effect of dilutive securities:
          Stock options and warrants                             --            734,905            718,136
                                                       ---------------    ---------------    ---------------


      Diluted weighted average shares of
          common stock                                    9,399,656          9,108,215          8,762,717
                                                       ---------------    ---------------    ---------------
                                                       ---------------    ---------------    ---------------

              Common stock equivalents related to stock options and warrants totaling 442,831, 37,572 and 263,984 are anti-dilutive and, therefore, were not included in the diluted net loss per share calculation for the years ended December 31, 1998, 1997 and 1996, respectively.

                                       8                             (Continued)

                           TRIQUINT SEMICONDUCTOR, INC.

                    Notes to Consolidated Financial Statements

                             December 31, 1998 and 1997

                       (In thousands, except share information)

       (m)    INCOME TAXES

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


       (n)    FINANCIAL INSTRUMENTS

              The carrying amount of cash equivalents, investments, trade accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments. The fair value of long-term borrowings were estimated by discounting the future cash flows using market interest rates and does not differ significantly from that reflected in the accompanying financial statements.

              Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.


       (o)    STOCK OPTION PLANS

              The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company also applies SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied.


       (p)    RECLASSIFICATIONS

               Certain reclassifications have been made to the 1996 and 1997 statements to conform with the 1998 presentation.

                                       9                             (Continued)

                           TRIQUINT SEMICONDUCTOR, INC.

                    Notes to Consolidated Financial Statements

                             December 31, 1998 and 1997

                       (In thousands, except share information)

(2)    MILLIMETER WAVE COMMUNICATIONS ACQUISITION

       On January 13, 1998, the Company acquired substantially all of the assets of the Millimeter Wave Communications operation of the former Texas Instruments' Defense Systems and Electronics Group from Raytheon TI Systems, Inc. (RTIS), a Delaware corporation and a wholly owned subsidiary of Raytheon company. The Millimeter Wave Communications business designs, develops, produces and sells advanced GaAs MMIC products which are used in defense and commercial applications. Pursuant to an Asset Purchase Agreement (the Agreement) with RTIS, the Company acquired the Millimeter Wave Communications business for approximately $19,500 in cash and 844,613 shares of the Company's common stock valued at approximately $19,500 for total purchase consideration of approximately $39,000. The cash portion of the purchase price was financed through an operating lease arrangement involving certain assets pursuant to the Agreement.

       The purchase accounting allocations resulted in charges for in-process research and development of $8,820 recorded as a special charge, and other intangibles of approximately $2,132. These other intangible assets, classified as other non-current assets, are amortized on a straight-line basis over 7 years, and are shown net of related accumulated amortization of $362 and $-0- at December 31, 1998 and 1997, respectively.

       The pro forma results shown below assume the acquisition described above occurred as of the beginning of the earliest year presented, and exclude special charges for in-process research and development totaling $8,820:

                                                                                        YEARS ENDED DECEMBER 31
                                                                               ------------------------------------------
                                                                                      1998                   1997
                                                                               -------------------    -------------------
      Revenues                                                                 $        112,407                 95,170
      Net income                                                                          4,417                  4,383
      Diluted net income per share                                                          .47                    .44



       The pro forma results are not necessarily indicative of what actually would have occurred had the acquisition been in effect for the periods presented. In addition, they are not intended to be a projection of future results that may be achieved from the combined operations.

                                       10                            (Continued)

                           TRIQUINT SEMICONDUCTOR, INC.

                    Notes to Consolidated Financial Statements

                             December 31, 1998 and 1997

                       (In thousands, except share information)

(3)    PROPERTY, PLANT AND EQUIPMENT

       Property, plant and equipment consist of the following:

                                                                                              DECEMBER 31
                                                                               ------------------------------------------
                                                                                      1998                   1997
                                                                               --------------------   -------------------
      Machinery and equipment                                                  $         47,539                 40,834
      Leasehold improvements                                                              2,507                    424
      Building and equipment                                                                103                     --
      Furniture and fixtures                                                              1,657                  1,556
      Computer equipment                                                                 11,841                  9,893
      Assets in process                                                                   7,192                 10,058
      Other                                                                                 619                    618
                                                                                -------------------   -------------------

                                                                                         71,458                 63,383

      Less accumulated depreciation and amortization                                     40,929                 36,148
                                                                                -------------------   -------------------

                                                                               $         30,529                 27,235
                                                                                -------------------   -------------------
                                                                                -------------------   -------------------

(4)    CAPITAL LEASE AND INSTALLMENT NOTE OBLIGATIONS

       At December 31, 1998 and 1997, the Company had outstanding $14,304 and $7,595, respectively of capital leases and installment notes with interest rates ranging from 7.9% to 9.9%. The notes are payable in monthly installments of principal and interest through 2003 and are secured by equipment with a net book value of $14,002 and $16,991 at December 31, 1998 and 1997, respectively.

                                       11                            (Continued)

                           TRIQUINT SEMICONDUCTOR, INC.

                    Notes to Consolidated Financial Statements

                             December 31, 1998 and 1997

                       (In thousands, except share information)

       Additionally, the Company leases certain equipment under capital and operating leases. The future minimum lease payments under installment notes and non-cancelable leases as of December 31, 1998 are as follows:

                                                                                 INSTALLMENT
                                                                                  NOTES AND
                                                                                   CAPITAL               OPERATING
                                                                                    LEASES                 LEASES
                                                                              -------------------    -------------------
      Year ending:
          1999                                                                $          5,944                 10,024
          2000                                                                           5,181                  5,485
          2001                                                                           3,091                  3,195
          2002                                                                           1,705                  1,024
          2003                                                                             389                     --
                                                                              -------------------    -------------------

                    Total                                                               16,310       $         19,728
                                                                                                     -------------------
                                                                                                     -------------------
      Less amounts representing interest                                                 2,007
                                                                              -------------------

                    Present value of minimum payments                                   14,303

      Less current installments                                                          4,934
                                                                              -------------------

                                                                              $          9,369
                                                                              -------------------
                                                                              -------------------

       Balances applicable to capital leases and installment notes, which are included in machinery and equipment, are summarized as follows:

                                                                                             DECEMBER 31
                                                                              ------------------------------------------
                                                                                     1998                  1997
                                                                              -------------------   --------------------
      Machinery and equipment                                                 $         26,149                24,922
      Less accumulated amortization                                                     12,147                 7,931
                                                                              -------------------   --------------------

                                                                              $         14,002                16,991
                                                                              -------------------   --------------------
                                                                              -------------------   --------------------

       Rent expense under operating leases was $9,779, $2,736 and $1,065 during the years ended December 31, 1998, 1997 and 1996, respectively.

                                       12                            (Continued)

                           TRIQUINT SEMICONDUCTOR, INC.

                    Notes to Consolidated Financial Statements

                             December 31, 1998 and 1997

                       (In thousands, except share information)

       The Company entered into a five year agreement to construct and lease an office building and fabrication facility in Hillsboro, Oregon (Hillsboro Facility) in 1996. Rent obligations began in February of 1997 and are equal to the lessor's debt service costs. At the end of the lease term, the Company may (i) renew the lease for up to five additional years, (ii) exercise its purchase option, or (iii) cause the leased assets to be sold to a third party whereby the Company guarantees up to a maximum of 85% of the original cost. The future minimum lease payments stated above exclude any payments required at the end of the lease term.

       As part of the above lease, the Company restricted $40,163 of its securities as collateral for specified obligations of the lessor under the lease. These securities will be restricted as to withdrawal and will be managed by the Company subject to certain limitations under its investment policy. In addition, the Company must maintain a minimum consolidated tangible net worth of $50 million total liabilities to net worth ratio equal to or less than .75 to 1 and maintain cash and liquid investments, including restricted investments, greater than $45 million.

       In November 1997, the Company entered into a $1,500 lease agreement for additional property adjacent to its Hillsboro Facility. Pursuant to the terms of that agreement, the transaction is partially collateralized by a guarantee from the Company.

       In 1997 and 1998, the Company entered into two-year agreements to lease equipment in Dallas, Texas and Hillsboro, Oregon. Rent obligations are equal to the lessor's debt service costs and will expire at the end of the initial lease terms. At the end of the lease terms, the Company may
       (i) renew the leases for up to three additional years, (ii) exercise its purchase options, or (iii) cause the equipment to be sold to a third party whereby the Company guarantees residual values to the lessor. The future minimum lease payments stated above exclude any payments required at the end of the lease term. The Company intends to renew the leases for three additional years at the end of each initial lease term.


(5)    DEBT

       The Company has a line of credit agreement for general corporate purposes with a commercial bank. The agreement is unsecured, and provides for aggregate borrowings of $10,000. The interest rate is based on three pricing options (LIBOR, bankers' acceptance, and prime) plus an interest rate spread which is determined quarterly based on the Company's ratio of total liabilities to tangible net worth. Interest is payable periodically with maturity set at May 31, 2000. No amount was outstanding on the line of credit at December 31, 1998 or 1997. The line of credit is subject to loan covenants for which the Company is in compliance at December 31, 1998 and 1997.

                                       13                            (Continued)

                           TRIQUINT SEMICONDUCTOR, INC.

                    Notes to Consolidated Financial Statements

                             December 31, 1998 and 1997

                       (In thousands, except share information)

(6)    SHAREHOLDERS' EQUITY


       (a)    STOCK OPTION PLANS AND EMPLOYEE STOCK PURCHASE PLANS

              Under the 1987 and 1996 Stock Incentive Programs and the 1998 Nonstatutory Stock Option Plan (the Plans), the Company has authorized the issuance of 1,897,768, 1,250,000 and 500,000 common shares, respectively, of which a total of 302,881 shares are available to grant. The Plans provide for the grant of incentive stock options to officers and other employees of the Company or any parent or subsidiary, and non-qualified stock options to officers and other employees of the Company, directors, and consultants of the Company. Subject to the discretion of the Board of Directors, options granted under the Plans generally vest and become exercisable at the rate of 28% at the end of the first year, and thereafter at a rate of 2% per month and have a ten-year term.

              The exercise price of all incentive stock options granted under the Plans must be at least equal to the fair market value of the shares on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting rights of the Company's outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date. The exercise price of all non-statutory stock options granted under the Plans must be at least 50% of the fair market value of the common stock on the date of grant. However, it is the Company's practice to issue options at fair market value. The terms of all options granted under the Plans may not exceed ten years.

              The fair value of each stock based compensation award is estimated on the date of grant using the Black Scholes option-pricing model assuming no dividend yield and the following weighted-average assumptions for stock based compensation awards during the years ended December 31:

                                                                        STOCK OPTION PLANS
                                                       -----------------------------------------------------
                                                            1998               1997               1996
                                                       ---------------    ---------------    ---------------
      Risk-free interest rate                               5.2%               6.2%               6.3%
      Expected lives in years                                 5                  5                  5
      Expected volatility                                    62%                78%                75%

                                                                  EMPLOYEE STOCK PURCHASE PLANS
                                                       -----------------------------------------------------
                                                            1998               1997               1996
                                                       ---------------    ---------------    ---------------
      Risk-free interest rate                               4.8%               5.1%               5.3%
      Expected lives in years                                .5                 .5                 .5
      Expected volatility                                    66%                56%                57%

                                       14                            (Continued)

                           TRIQUINT SEMICONDUCTOR, INC.

                    Notes to Consolidated Financial Statements

                             December 31, 1998 and 1997

                       (In thousands, except share information)

              The weighted average fair value of stock based compensation awards under the various plans are as follows for the years ended December 31:

                                                            1998               1997               1996
                                                       ---------------    ---------------    ---------------
      Stock Options Plans                           $            11    $            16    $            11
      Employee Stock Purchase Plans                 $             6    $            15    $             5

              The Company applies APB Opinion No. 25 in accounting for its Plans and, accordingly, no compensation cost has been recognized for its stock based compensation awards in the financial statements. Had the Company determined compensation cost based on the fair value at the date of grant for its stock based compensation awards under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                                                  YEARS ENDED DECEMBER 31
                                                                   ------------------------------------------------------
                                                                        1998               1997               1996
                                                                   ----------------   ----------------   ----------------
      Net income (loss)                        As reported      $        (3,955)             6,860              6,287
                                               Pro forma                 (8,314)             4,136              5,481

      Diluted net income per share:
          Basic                                As reported                 (.42)               .82                .78
                                               Pro forma                   (.88)               .49                .68

          Diluted                              As reported                 (.42)               .75                .72
                                               Pro forma                   (.88)               .45                .62

              Pro forma net income (loss) reflects only stock based compensation awards granted in 1998, 1997 and 1996. Therefore, the full impact of calculating compensation cost for stock based compensation awards under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of 4 years and compensation cost for options granted prior to January 1, 1996 is not considered and additional stock based compensation awards are anticipated in future years.

                                       15                            (Continued)

                           TRIQUINT SEMICONDUCTOR, INC.

                    Notes to Consolidated Financial Statements

                             December 31, 1998 and 1997

                       (In thousands, except share information)


              Activity under the Company's stock option plans is as follows:

                                                                                                     WEIGHTED-
                                                                                    NUMBER            AVERAGE
                                                                                      OF              EXERCISE
                                                                                    SHARES             PRICE
                                                                                ---------------    ---------------
      Options outstanding at December 31, 1995                                     1,138,716    $       5.53

      Options:
          Granted                                                                    271,759           18.00
          Exercised                                                                 (237,465)           3.86
          Canceled                                                                   (85,483)          11.09
                                                                                ---------------

      Options outstanding at December 31, 1996                                     1,087,527            8.58

      Options:
          Granted                                                                    681,521           23.83
          Exercised                                                                 (256,076)           5.61
          Canceled                                                                  (138,784)          25.66
                                                                                ---------------

      Options outstanding at December 31, 1997                                     1,374,188           14.94

      Options:
          Granted                                                                  1,621,167           19.13
          Exercised                                                                 (101,839)           4.88
          Canceled                                                                  (790,170)          22.53
                                                                                ---------------

      Options outstanding at December 31, 1998                                     2,103,346    $      15.80
                                                                                ---------------
                                                                                ---------------

                                       16                            (Continued)

                           TRIQUINT SEMICONDUCTOR, INC.

                    Notes to Consolidated Financial Statements

                             December 31, 1998 and 1997

                       (In thousands, except share information)


              In September 1998, the Compensation Committee of the Board of Directors adopted a resolution to offer employees holding stock options for 883,212 shares the opportunity to exchange their existing stock options for new stock options. The exchange allowed employees to receive options for the same number of shares at $16.125 per share, which exceeded the market price during the employee decision period, instead of an average original exercise price of $22.12. The new options vest over one to four years. The offer was made because the Board of Directors believe the lower priced options provide greater retention advantage and incentive. Options for directors and officers were not repriced. Option holders elected to exchange options covering 704,627 shares, which is included as both options granted and canceled during 1998 in the preceding table.

              The following table summarizes information concerning stock options outstanding and exercisable at December 31, 1998:

                                         NUMBER             WEIGHTED-                                NUMBER
                                      OUTSTANDING            AVERAGE           WEIGHTED-          EXERCISABLE          WEIGHTED-
               RANGE OF                  AS OF              REMAINING           AVERAGE              AS OF              AVERAGE
               EXERCISE               DECEMBER 31,         CONTRACTUAL          EXERCISE          DECEMBER 31,          EXERCISE
                PRICES                    1998                 LIFE              PRICE                1998               PRICE
        -----------------------    -------------------    ---------------    ---------------    -----------------    ---------------
    $          1.400 -  6.3750              395,766            5.04       $       5.2101               385,999    $       5.1837
               6.500 - 15.8750              153,831            6.91              12.4425               117,667           12.1878
             16.0000 - 16.1250              710,907            9.73              16.1249                10,164           16.1250
             16.1875 - 21.0000              536,526            9.08              19.1873                84,759           19.2376
             21.2500 - 40.0625              306,316            7.34              24.5012               102,697           25.7794
                                   -------------------    ---------------    ---------------    -----------------    ---------------

    $         1.4000 - 40.0625            2,103,346            8.13       $      15.8029               701,286    $      11.2321
                                   -------------------    ---------------    ---------------    -----------------    ---------------
                                   -------------------    ---------------    ---------------    -----------------    ---------------

              Under the 1992 and 1998 Employee Stock Purchase Plans (the Purchase Plans), the Company has authorized the issuance of 600,000 common shares, of which 418,094 are available at December 31, 1998. The Purchase Plans allow eligible employees to purchase the Company's common stock through payroll deductions, which may not exceed 15% of an employee's base compensation, not to exceed $25 per year, including commissions, bonuses and overtime, at a price equal to 85% of the lower of the fair value at the beginning or end of each enrollment period.

                                       17                            (Continued)

                           TRIQUINT SEMICONDUCTOR, INC.

                    Notes to Consolidated Financial Statements

                             December 31, 1998 and 1997

                       (In thousands, except share information)

       (b)    WARRANTS

              On August 31, 1993, the Company issued a warrant to purchase of up to 125,000 shares of common stock at $24.00 per share and is exercisable through August 2000. On December 19, 1994, the Company issued an additional warrant to purchase of up to 75,000 shares of common stock at $24.00 per share and is exercisable through December 2001.


       (c)    PREFERRED SHARES RIGHTS AGREEMENT

              On June 30, 1998, the Company adopted a Preferred Shares Rights Agreement (the "Agreement"). Pursuant to the Agreement, rights were distributed as a dividend at the rate of one right for each share of TriQuint common stock, par value $0.001 per share of the Company held by stockholders of record as of the close of business on July 24, 1998. The rights will expire on June 29, 2008, unless redeemed or exchanged. Under the Agreement, each right initially will entitle the registered holder to buy one unit of a share of preferred stock for $125.00. The rights will become exercisable only if a person or group (other than stockholders currently owning 15% of the Company's common stock) acquires beneficial ownership of 15% or more of Company's common stock, or commences a tender offer or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the Company's common stock.


(7)    INCOME TAXES

       The provision for income taxes consists of:

                                                                            YEARS ENDED DECEMBER 31
                                                        -----------------------------------------------------------------
                                                               1998                   1997                  1996
                                                        -------------------    -------------------   --------------------
      Current:
          Federal                                    $                --    $               637   $               145
          State                                                       94                    200                    86
          Foreign                                                     --                     53                    --
                                                        -------------------    -------------------   --------------------

                    Total current                                     94                    890                   231
                                                        -------------------    -------------------   --------------------

      Deferred:
          Federal                                                     --
          State                                                       --                     --                    --
          Foreign                                                     --                     --                    --
                                                        -------------------    -------------------   --------------------

                    Total deferred                                    --                     --                    --
                                                        -------------------    -------------------   --------------------

                    Total                            $                94    $               890   $               231
                                                        -------------------    -------------------   --------------------
                                                        -------------------    -------------------   --------------------

                                       18                            (Continued)

                           TRIQUINT SEMICONDUCTOR, INC.

                    Notes to Consolidated Financial Statements

                             December 31, 1998 and 1997

                       (In thousands, except share information)

       The effective tax rate differs from the federal statutory income tax rate as follows:

                                                                                 YEARS ENDED DECEMBER 31
                                                                   -----------------------------------------------------
                                                                        1998               1997               1996
                                                                   ---------------    ---------------    ---------------
      Tax computed at federal statutory rate                          (34.0)%             34.0%              34.0%
      State income tax, net of federal effect                          (4.3)               4.4                4.4
      Increase (decrease) in valuation allowance                       55.8               (6.7)             (16.3)
      Differences between financial and tax reporting
          for stock option exercises                                  (13.3)             (25.0)             (19.2)
      Other                                                            (1.8)               4.8                 .6
                                                                   ---------------    ---------------    ---------------

      Effective tax rate                                                2.4%              11.5%               3.5%
                                                                   ---------------    ---------------    ---------------
                                                                   ---------------    ---------------    ---------------

       The deferred income tax provision (benefit) results from changes in deferred tax assets and liabilities as follows:

                                                                                 YEARS ENDED DECEMBER 31
                                                                   -----------------------------------------------------
                                                                        1998               1997               1996
                                                                   ---------------    ---------------    ---------------
      Reserves not currently deductible                         $          (379)               382                (45)
      Tax depreciation and amortization                                  (1,813)           (20,509)               384
      Capital leases                                                      7,896             20,417                 --
      Accrued liabilities                                                  (233)               231                 85
      Net operating loss carryforward                                    (7,528)               207                801
      Valuation allowance                                                 2,207               (517)            (1,060)
      Other                                                                (150)              (211)              (165)
                                                                   ---------------    ---------------    ---------------

                    Total                                       $            --                 --                 --
                                                                   ---------------    ---------------    ---------------
                                                                   ---------------    ---------------    ---------------

                                       19                            (Continued)

                           TRIQUINT SEMICONDUCTOR, INC.

                    Notes to Consolidated Financial Statements

                             December 31, 1998 and 1997

                       (In thousands, except share information)

       The tax effects of significant items comprising the Company's deferred tax asset and liability are as follows:

                                                                                             DECEMBER 31
                                                                              ------------------------------------------
                                                                                     1998                   1997
      Deferred tax liabilities:
          Amortization                                                     $               686                     --
          Capital leases                                                                28,313                 20,417
                                                                              -------------------    -------------------

                    Total deferred tax liability                                        28,999                 20,417
                                                                              -------------------    -------------------

      Deferred tax assets:
          Accounts receivable                                                               81                     75
          Inventory                                                                      1,002                    629
          Accrued liabilities                                                              628                    395
          Net operating loss carryforwards                                              16,805                  9,277
          Depreciation                                                                  22,031                 19,532
          Other                                                                            794                    644
                                                                              -------------------    -------------------

                    Total deferred tax asset before
                      valuation allowance                                               41,341                 30,552

          Valuation allowance                                                          (12,342)               (10,135)
                                                                              -------------------    -------------------

                    Total deferred tax asset                                            28,999                 20,417
                                                                              -------------------    -------------------

                    Net deferred tax liability (asset)                     $                --                     --
                                                                              -------------------    -------------------
                                                                              -------------------    -------------------

       The valuation allowance for deferred tax assets as of January 1, 1996 was $11,712. The net change in total valuation allowance for the years ended December 31, 1998, 1997 and 1996 was an increase (decrease) of $2,207, $(517) and $(1,060), respectively. Approximately $5,151 of the valuation allowance for deferred tax assets will be credited directly to shareholders' equity in the event tax benefits of net operating losses that resulted from stock option exercises are subsequently recognized.

       At December 31, 1998, the Company had approximately $45,700 of net operating loss carryforwards to offset against future income for federal income tax purposes which expire from 2003 through 2018, and $22,003 for Oregon state income tax purposes which expire in years 2006 through 2013.

       The Company's ability to use its net operating loss carryforwards to offset future taxable income is subject to annual restrictions contained in the United States Internal Revenue Code of 1986, as amended (the
       Code). These restrictions act to limit the Company's future use of its net operating losses following certain substantial stock ownership changes enumerated in the Code and referred to hereinafter as an "ownership change."

                                       20                            (Continued)

                           TRIQUINT SEMICONDUCTOR, INC.

                    Notes to Consolidated Financial Statements

                             December 31, 1998 and 1997

                       (In thousands, except share information)

       Consummation of the Company's initial public offering created an ownership change that has resulted in approximately $12,600 of the pre - 1994 net operating loss carryforwards being limited to approximately $1,750 per year. In addition, approximately $7,108 are further limited to approximately $967 per year due to changes in the Company's ownership structure during 1991.

(8)    CONTINGENCIES

       EMPLOYMENT AGREEMENTS

       The Company has employment contracts with two key officers that in the event of their termination provide for total payments up to approximately $365.

(9)    BENEFIT PLANS

       The Company sponsors a voluntary contribution profit sharing and savings plan under Section 401(k) of the Internal Revenue Code which is available to substantially all employees. Employees can make voluntary contributions up to limitations prescribed by the Internal Revenue Code. Company matching contributions are discretionary. For the years ended December 31, 1998, 1997 and 1996 the Company made no discretionary matching contributions.

(10)   CONCENTRATION OF RISK

       (a)    SUPPLIERS

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

       (b)    CREDIT RISK

              The Company generally sells its products to customers engaged in the design and/or manufacture of high technology products either recently introduced or not yet introduced to the marketplace. Substantially all the Company's trade accounts receivable are due from such sources.

                                       21                            (Continued)

                           TRIQUINT SEMICONDUCTOR, INC.

                    Notes to Consolidated Financial Statements

                             December 31, 1998 and 1997

                       (In thousands, except share information)

              The Company performs continuing credit evaluations of its customers and generally does not require collateral; however, in certain circumstances, the Company may require letters of credit from its customers.


(11)   SEGMENT INFORMATION

       The Company has adopted SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED Information. SFAS No. 131 establishes standards for the reporting by public business enterprises of information about operating segments, products and services, geographic areas and major customers. The method for determining what information to report is based on the way that management organizes the segments within the Company for making operating decisions and assessing financial performance.

       The Company's chief operating decision maker is considered to be the President and Chief Executive Officer (CEO). The Company's CEO evaluates both consolidated and disaggregated financial information in deciding how to allocate resources and assess performance. The CEO uses certain disaggregated financial information for the Company's three product lines: Wireless Communications; Telecommunications and Data Communications; and Millimeter Wave Communications.

       The Company has aggregated its three product lines into a single reportable segment as allowed under SFAS No. 131 because these product lines have similar long-term economic characteristics, such as average gross margin, and product lines are similar in regards to (a) nature of products and production processes, (b) type of customers, and (c) method used to distribute products.

       Accordingly, the Company describes its reportable segment as gallium arsenide integrated circuits for the communications market. All of the Company's revenues result from sales in its product lines. The Company's operating expenses are allocated to its three product lines, with the exception of certain manufacturing variances (cost of goods sold) and, to a lesser extent, certain general and administrative expenses for all years presented and, for 1998, the Company's legal settlement discussed in note 12. Unallocated Corporate operating expenses totaled $12,103, $8,538 and $4,651 for the years ended December 31, 1998, 1997 and 1996, respectively. In addition, all non-operating income and expenses are recorded in Corporate. The Company does not allocate assets to its product lines.

       Revenues by product line (as defined by the Company) as a percentage of total revenues for years ended December 31, 1998, 1997 and 1996 were as follows: Wireless Communications, 45%, 47% and 49%, respectively; Telecommunications and Data Communications, 18%, 53% and 51%, respectively; Millimeter Wave Communications, 37%, -0-% and -0-%, respectively.

       Revenues outside of the United States were approximately $26,800, $24,300 and $18,100 in 1998, 1997 and 1996, respectively, of which sales to Canada comprised $10,524, $ 8,527 and $6,100, respectively. There were no other foreign countries to which sales represented 5% or more of total revenues.

                                       22                            (Continued)

                           TRIQUINT SEMICONDUCTOR, INC.
                       (In thousands, except share information)

       Revenues for significant customers, those representing approximately 10% or more of total revenues for each period, are summarized as follows:

                                                                                 YEARS ENDED DECEMBER 31
                                                                   -----------------------------------------------------
                                                                        1998               1997               1996
                                                                   ---------------    ---------------    ---------------
      Customer A                                                          10%                12%                12%
      Customer B                                                          --                 --                 17
      Customer C                                                          --                 --                 13
      Customer D                                                          12                 --                 --
      Customer E                                                          12                 --                 --

       Related receivables from such customers were 26% and 31% of trade accounts receivable at December 31, 1998 and 1997, respectively.

(12)   LITIGATION


              SETTLEMENT OF LAWSUIT

              On July 12, 1994, a stockholder class action lawsuit was filed against the Company, its underwriters, and certain of its officers, directors and investors in the United States District Court for the Northern District of California. The suit alleged that the Company, its underwriters, and certain of its officers, directors and investors intentionally misled the investing public regarding the financial prospects of the Company. Following the filing of the complaint, the plaintiffs dismissed without prejudice a director defendant, the principal stockholder defendant, the underwriter defendants and certain analyst defendants. During 1998, the Company settled the action and recorded a special charge of $1,400 associated with the settlement of the lawsuit and the related legal expenses, net of accruals.

              From time to time the Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

(13)   SUBSEQUENT EVENT

              On February 26, 1999, a lawsuit was filed against 88 firms, including the Company, in the United States District Court for the District of Arizona. The suit alleges that the defendants infringe upon certain patents held by The Lemelson Medical, Education and Research Foundation, Limited Partnership. The Company believes the suit is without merit and intends to vigorously defend itself against the charges.

TRIQUINT SEMICONDUCTOR, INC.              SUPPLEMENTARY
                                          UNAUDITED FINANCIAL DATA
                                          IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

                                              1998                                         1997
                                                 Q4         Q3         Q2         Q1          Q4         Q3         Q2         Q1
STATEMENT OF OPERATIONS DATA:
Total revenues                                $30,938    $29,112    $27,874     $23,681    $18,454    $17,569    $18,544    $16,800
Operating costs and expenses:
  Cost of goods sold                           18,900     17,933     17,610      18,341     11,097     10,242      9,559      9,130
  Research, development and engineering         4,917      4,568      5,075       4,424      3,050      2,668      3,257      2,543
  Selling, general and administrative           4,654      4,288      3,560       3,460      3,574      3,856      3,332      3,426
  Special charges                                   -          -          -      10,220          -          -          -          -
                                            ---------------------------------------------------------------------------------------
     Total operating costs and expenses        28,471     26,789     26,245      36,445     17,721     16,766     16,148     15,099

Income from operations                          2,467      2,323      1,629     (12,764)       733        803      2,396      1,701
Other income, net                               1,002        567        441         474        558        511        508        540
                                            ---------------------------------------------------------------------------------------
  Income before income taxes                    3,469      2,890      2,070     (12,290)     1,291      1,314      2,904      2,241
Income tax expense(benefit)                         -         29         65           -       (222)         -        638        474
                                            ---------------------------------------------------------------------------------------
Net income                                     $3,469     $2,861     $2,005    ($12,290)    $1,513     $1,314     $2,266     $1,767
                                            ---------------------------------------------------------------------------------------
                                            ---------------------------------------------------------------------------------------

PER SHARE DATA:
Net income:
      Basic                                     $0.37      $0.30      $0.21      ($1.33)     $0.18      $0.16      $0.27      $0.22
      Diluted                                   $0.35      $0.29      $0.21      ($1.33)     $0.17      $0.14      $0.25      $0.20


Weighted average shares:
      Basic                                     9,497      9,453      9,401       9,245      8,486      8,425      8,340      8,234
      Diluted                                   9,920      9,802      9,724       9,245      8,994      9,231      9,129      9,020
-----------------------------------------------------------------------------------------------------------------------------------


MARKET FOR COMPANY'S COMMON
EQUITY AND RELATED
STOCKHOLDER MATTERS

     The Company made its initial public offering on December 13, 1993 at a price of $11.00 per share. The Company's Common Stock is quoted on the Nasdaq Stock Market's National Market under the symbol "TQNT".
As of February 26, 1999, there were 235 holders of record of the Company's Common Stock.

     The Company has never declared or paid cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. The Company's line of credit with a financial institution contains a restrictive covenant which could limit the Company's ability to pay cash dividends or make stock repurchases. Any future determination to pay cash dividends will also be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant.

                             AREA SALES OFFICES


NORTH AMERICA

     NORTHWEST AREA                                  (408) 370-6125 Telephone
     TriQuint Semiconductor                          (408) 370-6140 Fax
     Heritage Village Offices
     51 E. Campbell Ave., Ste. 100-G
     Campbell, CA  95008

     EASTERN AREA                                    (919) 380-0805 Telephone
     TriQuint Semiconductor                          (919) 380-7009 Fax
     1135 Kildaire Farm Road, Suite 200
     Cary, NC  27511

     SOUTHWEST AREA                                  (310) 648-6681 Telephone
     TriQuint Semiconductor                          (310) 648-6687 Fax
     2250 E. Imperial Hwy., Ste. 200
     El Segundo, CA  90245

     MAJOR ACCOUNT SALES                             (610) 668-6781 Telephone
     TriQuint Semiconductor                          (610) 668-6782 Fax
     1637 Oakwood Drive, Ste. S-419
     Penn Valley, PA 19072


EUROPE

     TriQuint Semiconductor                          (33) 4-9359-2424 Telephone
     1345 Route De La Colle                          (33) 4-9359-2425 Fax
     06140 Tourrettes Sur Loup
     France

     TriQuint Semiconductor                          (49) 8071-93504 Telephone
     Birkenweg 6                                     (49) 8071-93505 Fax
     Bachmehring, Eiselfing
     West Germany D-83549


ASIA

     TriQuint Semiconductor                          (503) 615-9115 Telephone
     2300 NE Brookwood Parkway                       (503) 615-8901 Fax
     Hillsboro, OR 97124

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

CHARLES SCOTT GIBSON
Consultant                              THOMAS V. CORDNER
                                        Vice President & General Manager
E. FLOYD KVAMME                         Millimeter Wave
General Partner
Kleiner Perkins Caufield & Byers        BRUCE FOURNIER
Venture Capital Firm                    Vice President and General Manager
                                        Foundry
WALDEN C. RHINES
President and Chief Executive Officer   PAUL KOLLAR
Mentor Graphics Corporation             Vice President, Sales

EDWARD TUCK                             DONALD H. MOHN
General Partner                         Vice President and General Manager
Kinship Venture Management, LLP         Telecommunications & Computing

                                        J. DAVID PYE
                                        Vice President, Manufacturing

                                        E. K. RANJIT
                                        Vice President Finance, Treasurer and
                                        Assistant Secretary

                                        RONALD R. RUEBUSCH
                                        Vice President and General Manager
                                        Wireless Communications

ANNUAL MEETING

The Company's Annual Meeting of Shareholders will be held on Wednesday, May 26, 1999 at 2:00 p.m. (PDT) at the Company's principal executive offices, located at 2300 NE Brookwood Parkway, Hillsboro, Oregon, 97124.

FORM 10K

A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission, is available free of charge by calling the Investor Relations number below.

CORPORATE HEADQUARTERS

2300 NE Brookwood Parkway
Hillsboro, Oregon 97124
Phone:  (503) 615-9000
Fax:  (503) 615-8900

INVESTOR RELATIONS

E. K. Ranjit
(503) 615-9414

Heidi Flannery
 (503) 844-8888

TRANSFER AGENT

ChaseMellon
Shareholder Services
Seattle, WA

INDEPENDENT PUBLIC ACCOUNTANTS

KPMG Peat Marwick LLP
Portland, Oregon

LEGAL COUNSEL

Wilson Sonsini Goodrich & Rosati
Palo Alto, California