Form 10-K, Exhibit 13
period 2000-12-31
TRIQUINT SEMICONDUCTOR INC
filed 2001-03-28
CIK 913885

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13.1

Overview

    TriQuint Semiconductor, Inc. ("TriQuint") designs, develops, manufactures and markets a broad range of high-performance gallium arsenide ("GaAs") integrated circuits and transistors for the wireless communications, telecommunications, data communications and aerospace markets. TriQuint's products span the radio frequency ("RF") and millimeter wave frequency ranges and employ analog and mixed-signal circuit designs. TriQuint's engineers apply the company's proprietary GaAs technology to produce high-performance, low-cost devices that give customers a competitive edge in their product strategy. TriQuint offers a broad range of standard and customer-specific products as well as foundry services.

    Inherent physical properties allow electrons to move approximately five times faster in GaAs than in silicon. This enables GaAs integrated circuits to operate at much higher frequencies than silicon devices or to perform as fast while using substantially less power. GaAs also provides lower distortion amplification, can receive weaker signals due to its low-noise characteristics and can transmit strong clean signals at lower voltages.

    TriQuint's wafer fabrication facilities, located in Oregon and Texas, produce 4-inch wafers using high-volume, low-cost ion-implanted metal semiconductor field effect transistor ("MESFET") processes, high power and efficiency pseudomorphic high electron mobility transistor ("PHEMT"), heterojunction bipolar transistor ("HBT") and heterojunction field effect transistor ("HFET") processes. All TriQuint operations are ISO 9001 certified.

    End-user customers include market-leading equipment manufacturers such as Alcatel, Ericsson Inc., Finisar Corp., Hittite Microwave Corp., Hughes Electronics Corp., Lucent Technologies, Inc., Marconi Communications, Mini Circuits, Motorola, Inc., Nokia Corporation, Nortel Networks Corp., Raytheon Company and Schlumberger Limited.

TriQuint Semiconductor, Inc.
Financial Highlights
IN THOUSANDS, EXCEPT PER SHARE INFORMATION

	Years Ended December 31, (1)
	1999	2000
Total revenues	$163,663	$300,749
Income from operations	23,094	95,989
Income before income taxes	29,372	114,258
Net income	24,956	71,411
Diluted net income per share	0.34	0.83
Cash and investments	233,501	513,426
Stockholders' equity	$301,916	$430,687

(1)
Historical per share data is adjusted for all stock splits.

Common Stock Prices (1)

Quarter	High	Low
Q1 1999	$4.46	$2.58
Q2 1999	10.21	3.11
Q3 1999	18.08	9.12
Q4 1999	28.44	13.58
Q1 2000	67.75	25.31
Q2 2000	66.63	23.75
Q3 2000	59.25	30.56
Q4 2000	$61.56	$21.00

(1)
Historical per share data is adjusted for all stock splits.

Total Revenues
in millions by quarter
—Description of graphic: Graphic representation of total revenues (in millions) by quarter. Data used to produce the graphic is as follows:
Q1 1999	33.7
Q2 1999	38.1
Q3 1999	42.5
Q4 1999	49.4
Q1 2000	59.3
Q2 2000	70.6
Q3 2000	80.6
Q4 2000	90.3
Total Gross Margin
in millions by quarter
—Description of graphic: Graphic representation of gross margin (in millions) by quarter. Data used to produce the graphic is as follows:
Q1 1999	12.7
Q2 1999	15.3
Q3 1999	18.1
Q4 1999	22.4
Q1 2000	28.1
Q2 2000	36.4
Q3 2000	44.8
Q4 2000	51.8
Diluted Net Income Per Share
by quarter (1)
—Description of graphic: Graphic representation of net income per share by quarter. Data used to produce the graphic is as follows:
Q1 1999	0.05
Q2 1999	0.07
Q3 1999	0.09
Q4 1999	0.12
Q1 2000	0.13
Q2 2000	0.19
Q3 2000	0.24
Q4 2000	0.27

(1)
Historical per share data is adjusted for all stock splits.

Total Operating Income
in millions by quarter
—Description of graphic: Graphic representation of operating income (in millions) by quarter. Data used to produce the graphic is as follows:
Q1 1999	3.0
Q2 1999	4.1
Q3 1999	6.6
Q4 1999	9.4
Q1 2000	13.5
Q2 2000	21.2
Q3 2000	28.5
Q4 2000	32.8

    STOCKHOLDERS  This has been a wonderful year for all of us at TriQuint, one that we will never forget. Our revenues increased 84% in 2000 with all of our markets showing excellent growth. Not only did our markets expand, but we also achieved increased penetration and gained market share in our markets. The global demand for advanced communications products presented many new opportunities for us to apply our improved solutions. The diversity of our technologies, products, markets and customers made our company stronger. Excellent operational execution provided the momentum to improve our financial performance.

    FINANCIAL PERFORMANCE  From every financial perspective, 2000 was an outstanding year for TriQuint. Revenues grew to $300.7 million for the year, compared to $163.7 million in 1999. Fueled by an increase in gross margin from 42% in 1999 to 54% in 2000, Operating Profit jumped to $96 million. This represented an increase of 317% over the $23 million reported in 1999. Net Income was $71 million or $0.83 per share compared to $25 million and $0.34 cents per share last year.

    In February of 2000, TriQuint completed a very successful Convertible Debt offering. We issued $345 million of 4% convertible subordinated notes due 2007. We now have significant cash resources for capital expenditures and working capital to continue our growth. A portion of these proceeds will be used to acquire or invest in complementary businesses, products and technologies. In February and again in July, TriQuint effected a two-for-one stock split.

    DIVERSITY  TriQuint continues to distinguish itself within the growing communications market by developing diversity in its markets, products and customers. We focus on commercial applications in wireless communications, optical networking and wireless broadband data markets and continue to emphasize the growth and diversity of our customer base for each of these markets. Last year, Mobile Phones accounted for about 47% of our business, Optical Networks accounted for about 30% and Wireless Broadband Data accounted for about 23%.

    TriQuint's customer diversity is exemplified by the fact that we have over 400 customers in total, of which 30 purchased over $1 million of product this year and only three that each represent over 10% of revenue. The newest member of this group was Ericsson, which jumped from under 10% to about 20% of sales in 2000. Nokia, the leading wireless telephone handset manufacturer, represented 19%, while Nortel, the world leader in optical networks, accounted for 17% of sales.

    TriQuint's market diversity was amplified this year as each business unit showed tremendous growth. As expected, Wireless Communications led the way driven by the cellular telephone business. This unit grew over 111% this year and represented 38% of our total revenue. We are particularly pleased with the success of our Millimeter Wave operation in Dallas, Texas. In 2000, this business grew an amazing 73% and represented 27% of our total revenue. This growth was fueled by the tremendous expansion in a variety of broadband applications including optical networks, point-to-point and LMDS communications, satellite communications, cellular base station and the aerospace marketplace. Our Foundry business, which manufactures products based on our customers' product designs, also grew in size and breadth this year. Foundry growth was 71% and represented 20% of our total sales. Our

Telecommunications product line, driven also by optical network opportunities, grew 68% this year and represented 15% of sales. In summary, every one of our product lines grew substantially this year both in total revenue and in product offerings.

    DESIGN WINS AND NEW PRODUCTS  Major design wins reached a new record of 582 for the year compared to 400 last year and 235 in 1998. Since all of TriQuint's products are proprietary sole-source devices, this is a particularly important indicator for an analog and mixed-signal company such as TriQuint. Another important milestone was our introduction of approximately 100 new communications products for use in a wide variety of applications. We believe that this diversity of applications, markets, customers and products will enable us to be more financially stable and grow on a more consistent basis.

    MANUFACTURING OPERATIONS  TriQuint's manufacturing capacity increased this year via a number of initiatives. First and foremost, our continued increase in manufacturing efficiencies and yields enabled us to produce more products in our existing space. In addition, we increased our wafer fabrication clean room in Oregon by 35% and acquired a new state-of-the-art manufacturing facility in Richardson, Texas. We also completed the development of a six-inch fabrication process and we are currently producing the first product wafers for qualification. Our intention is to build out the new Richardson facility as needed and, when it is fully operational, we will have the capacity to generate over $1 billion dollars of revenue. Our Continuous Process Improvement ("CPI") initiative was very successful in 2000, improving quality metrics and Gross Margin. Customer on-time delivery improved significantly, electrical defects per million devices shipped dropped below 100 and customer returns were less than one half of one percent.

    THE FAMILY  Our TriQuint family has grown from 802 employees at the beginning of the year to 1073 at the end of 2000. This growth of 34% in talent and professional strength is well in line with our business growth model. Our family works hard and is not averse to having fun at the same time. This attribute was personified by the wager between the sales force and the senior management team regarding the sales force's ability to generate over $300 million in revenue, a wager that the vice presidents happily lost (along with their hair)! The ensuing shearing in the company cafeteria was witnessed by an enthusiastic crowd of unbelieving employees.

    LOOKING FORWARD  TriQuint's communications markets experienced some volatility as we exited 2000 and entered 2001. We believe this is normal in the semiconductor industry and are prepared for it. We have become the largest public analog and mixed-signal company in the high-performance Gallium Arsenide sector, have very strong financial reserves, have an excellent cost structure and are in an excellent diversified position. I believe that we are in a position to excel in a market that is not favorable to new entries.

    IN SUMMARY TriQuint has solidified our relationships with our customers during this most exciting and satisfying year and we thank them as well as our suppliers and our investors for their commitment to TriQuint. I particularly wish to thank our employees for their contributions and support in 2000. The employees had to give the company more than the usual 100% effort in order to achieve these results. We look forward to another challenging and exciting year in 2001.

TriQuint Semiconductor, Inc.
Selected Consolidated Financial Data
IN THOUSANDS, EXCEPT PER SHARE INFORMATION

	Year Ended December 31,
	2000	1999	1998	1997	1996
Consolidated Statement of Operations Data:
Total revenues	$300,749	$163,663	$111,605	$71,367	$59,526
Operating costs and expenses:
Cost of goods sold	139,688	95,069	72,784	40,028	34,258
Research, development and engineering	31,201	21,976	18,984	11,518	10,858
Selling, general and administrative	33,871	23,524	15,962	14,188	10,975
Special charges	—	—	10,220	—	—

Total operating costs and expenses	204,760	140,569	117,950	65,734	56,091

Income (loss) from operations	95,989	23,094	(6,345)	5,633	3,435
Other income, net	18,269	6,278	2,484	2,117	3,083

Income (loss) before income taxes	114,258	29,372	(3,861)	7,750	6,518
Income tax expense	42,847	4,416	94	890	231

Net income (loss)	$71,411	$24,956	$(3,955)	$6,860	$6,287

Per Share Data: (1)
Net income (loss):
Basic	$0.92	$0.38	$(0.07)	$0.14	$0.13
Diluted	$0.83	$0.34	$(0.07)	$0.13	$0.12
Weighted-average shares:
Basic	77,687	65,184	56,398	50,240	48,268
Diluted	86,251	74,334	56,398	54,648	52,576
Consolidated Balance Sheet Data:
Working capital	$502,664	$217,697	$44,494	$35,180	$37,591
Total assets	825,416	339,941	141,306	121,418	107,596
Long-term obligations, less current installments	346,991	4,783	9,369	12,550	9,891
Stockholders' equity	$430,687	$301,916	$107,615	$90,038	$80,246

(1)
Historical per share data is adjusted for all stock splits.

MANAGEMENT'S DICUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    You should read the following discussion and analysis in conjunction with our consolidated financial statements and the related notes thereto included in this Annual Report to Stockholders for the fiscal year ended December 31, 2000. This discussion in this Annual Report to Stockholders for the fiscal year ended December 31, 2000 contains both historical information and forward-looking statements that involve risks and uncertainties. A number of factors affect our operating results and could cause our actual future results to differ materially from any forward-looking results discussed below, including, but not limited to, those related to operating results, investments in new facilities, sales to a limited number of customers, growth and diversification of our markets, sales to international customers, continued growth in communications markets, startup of new facilities and transition of manufacturing processes from four-inch to six-inch wafers. These forward-looking statements include, among others, those statements including the words "expects", "anticipates", "intends", "believes", "plans" and similar language. Our actual results could differ materially from those discussed below. In addition, historical information should not be considered an indicator of future performance. Factors that could cause or contribute to these differences include, but are not limited to, the risks discussed in the section titled "Factors Affecting Future Operating Results" in this Annual Report to Stockholders for the fiscal year ended December 31, 2000.

OVERVIEW

    We are a leading supplier of high-performance gallium arsenide integrated circuits for the wireless communications, telecommunications, data communications and aerospace markets. Our products incorporate our proprietary analog and mixed-signal designs and our advanced gallium arsenide manufacturing processes to address a broad range of applications and customers. We sell our products worldwide to end-use customers, including Alcatel, Ericsson, Finisar, Hittite, Hughes, Lucent, Marconi, Mini-Circuits, Motorola, Nokia, Nortel, Raytheon and Schlumberger.

    We recognize revenues on standard products when we ship them. With respect to foundry and customer-specific products, we recognize revenues based on the achievement of various design, manufacturing and other milestones. We recognize revenues on cost-plus contracts as we perform the work. Revenue from customers who have acceptance criteria is not recognized until all acceptance criteria are satisfied. We estimate and establish allowances and reserves for product returns, warranty obligations, excess and obsolete inventories, accounts receivable for which collection is doubtful and price adjustments. We comply with the revenue recognition guidance summarized in Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements".

    We sell our products through independent manufacturer representatives and distributors, as well as our direct sales staff. As of December 31, 2000, we had twenty-two independent manufacturer representative firms and two distributors in North America. Our eight-person direct sales management staff provides sales direction and support to manufacturer representatives and distributors. We have domestic sales management offices located in the metropolitan areas of Los Angeles, California; Philadelphia, Pennsylvania; Portland, Oregon; San Jose, California; Atlanta, Georgia; Boston, Massachusetts; and Raleigh, North Carolina. Our international business is supported by a network of seventeen manufacturer representatives and distributors in Europe and the Pacific Rim. We also have sales and marketing offices in Germany, France, Japan and Korea.

    We include in our backlog all purchase orders and contracts for products requested by the customer for delivery within twelve months. We do not have long-term agreements with any of our customers. Customers generally purchase our products pursuant to cancelable short-term purchase orders. Our customers have canceled these purchase contracts or rescheduled delivery dates in the past, and we expect that these events may also occur in the future. In addition, we produce standard semiconductors that frequently can be shipped from inventory within a short time after receipt of an order. These orders may not be reflected in backlog, and backlog as of any particular date may not necessarily be representative of actual sales for any future period.

    In February and March 2000, we completed a private placement of $345.0 million (net proceeds of $333.9 million) of 4% convertible subordinated notes due 2007. The notes are convertible, at the option of the holder, at any time prior to redemption or maturity into shares of our common stock at a conversion price of $67.80, subject to certain adjustments. The notes may be redeemed, at our option, at any time prior to conversion or maturity at the redemption price of $101.70 through March 2003 and $67.80 thereafter, subject to certain adjustments and/or premiums. The net proceeds of the offering will be used for general corporate purposes, including capital expenditures and working capital, and increasing our manufacturing capacity and engineering resources. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products or technologies.

    In August 2000, we completed the purchase of a 420,000 square foot fabrication facility in Richardson, Texas from Micron Technology Texas, LLC. The facility, located on a thirty-eight acre campus, is configured as 48,500 square feet of Class 1 performance clean room, 10,000 square feet of Class 100 performance clean room and approximately 84,000 square feet of office space. This facility will provide the capacity needed to meet future demand for office and manufacturing space. We plan to continue to operate our Dallas facility during the configuration, setup and testing of our new Richardson facility. The purchase was financed through a synthetic lease transaction consisting of a participation agreement and master lease agreement. The lease provides for the purchase and expansion of our wafer fabrication facility in Richardson under a five-year operating lease. At the end of the lease term, we may (i) renew our lease for two additional two-year terms, (ii) exercise its purchase option or (iii) cause the leased assets to be sold to a third party whereby we guarantee up to a maximum of 83.5% of the original cost. A portion of the loan is collateralized by pledged investment securities. Additionally, we participated as a lender in the synthetic lease.

    In 2000, we completed an expansion of our Hillsboro manufacturing facility increasing the square footage of our Class 10 performance clean room to 23,000 square feet. This expansion was necessary to convert our four-inch manufacturing process to a six-inch manufacturing process. We have produced our first engineering wafer and are currently producing the first production wafers for qualification purposes. We plan to have the six-inch manufacturing process qualified in 2001.

    In September 2000, we began the expansion of our engineering and administrative building in Hillsboro, Oregon. This expansion will add approximately 65,000 square feet to our existing building and provide for an additional 62,200 square feet of office space to be completed at a later date. The additional space will be used for marketing, engineering and light manufacturing activities. This expansion will enable us to keep pace with the future needs of our customers and markets and will provide the needed resources to grow our research and development activities in Oregon. When both expansions are complete, our Hillsboro facility will be in excess of 300,000 square feet.

    In June 2000, we announced the opening of our Engineering Design Center in Massachusetts (the "Engineering Center"). The Engineering Center was established to take advantage of the strong RFIC design talent in the region and will focus on development of integrated circuits for applications that serve the cellular phone market. The Engineering Center is located in Lowell, Massachusetts.

Results of Operations

    The following table sets forth the results of our operations expressed as a percentage of total revenues. Our historical operating results are not necessarily indicative of the results for any future period.

	Years Ended December 31,
	2000	1999	1998
Total revenues	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of goods sold	46.4	58.1	65.2
Research, development and engineering	10.4	13.4	17.0
Selling, general and administrative	11.3	14.4	14.3
Special charges	—	—	9.2

Total operating costs and expenses	68.1	85.9	105.7

Income (loss) from operations	31.9	14.1	(5.7)
Other income, net	6.1	3.8	2.2

Income (loss) before income taxes	38.0	17.9	(3.5)
Income tax expense	14.3	2.7	0.1

Net income (loss)	23.7%	15.2%	(3.6)%

Comparison of 2000 and 1999

Total revenues

    We derive revenues from the sale of standard and customer-specific products and services. Our revenues also include non-recurring engineering revenues relating to the development of customer-specific products. Total revenues increased 83.7% to $300.7 million in 2000 from $163.7 million in 1999. The increase in total revenues primarily reflected increased demand for our products across all product lines and markets. Revenues increased 111%, 68%, 73% and 71%, respectively, for our wireless communications products, telecommunications products, millimeter wave products and foundry services products from the previous year. Domestic and international revenues were $166.7 million and $134.1 million, respectively, in 2000 as compared to $100.9 million and $62.8 million, respectively, in 1999. We currently anticipate an overall increase in the volume of product revenues from existing and new customers. However, the communications market is experiencing some volatility and our growth, as a percentage will likely not be as substantial in 2001 as compared to 2000.

Operating costs and expenses

  Cost of goods sold

    Cost of goods sold includes all direct material, labor and overhead expenses and certain production costs related to non-recurring engineering revenues. In general, gross margin generated from the sale of customer-specific products and from non-recurring engineering revenues are typically higher than gross margin generated from the sale of standard products. The factors affecting product mix include the relative demand in our various markets incorporating our customer-specific products and standard products, as well as the number of non-recurring contracts.

    Cost of goods sold increased 46.9% to $139.7 million in 2000 from $95.1 million in 1999. Cost of goods sold decreased as a percentage of total revenues to 46.4% in 2000 from 58.1% in 1999. The increase in absolute dollar value of cost of goods sold was primarily attributable to the related increase in sales volume. The decrease in cost of goods sold as a percentage of total revenues is attributable to continuing improvements in production yields and increased economies of scale associated with increased sales volumes. We expect that increased economies of scale will continue from our conversion of a four-inch manufacturing process to a six-inch manufacturing process; however, these benefits may be offset by fixed costs from our newly acquired Richardson facility such as operating expenses, start-up costs and depreciation/amortization of capitalized costs.

    We have at various times in the past experienced lower than expected production yields that have delayed shipments of a given product and adversely affected gross margins. There can be no assurance that we will be able to maintain acceptable production yields in the future and, to the extent that we do not achieve acceptable production yields, our operating results would be materially adversely affected. The operation of our leased wafer fabrication facilities entails a high degree of fixed costs and requires an adequate volume of production and sales to be profitable. During periods of decreased demand, high fixed wafer fabrication costs would have a material adverse effect on our operating results.

  Research, development and engineering

    Research, development and engineering expenses include certain costs incurred in the design of products associated with nonrecurring engineering revenues, as well as ongoing product development and research and development expenses. Our research, development and engineering expenses increased 41.8% in 2000 to $31.2 million from $22.0 million in 1999. Research, development and engineering expenses as a percentage of total revenues decreased to 10.4% in 2000 from 13.4% in 1999. The increase in research, development and engineering expenses on an absolute dollar basis is primarily due to the addition of new employees, which is a direct result of our aggressive recruiting program which increased our engineering employees from 282 in 1999 to 351 in 2000, our creation of the Engineering Center and other costs associated with the development of new products. The decrease in research, development and engineering expenses as a percentage of total revenues was due to revenues increasing at a faster rate than research, development and engineering spending. We are committed to substantial investments in research, development and engineering, as displayed by our expansion of our Hillsboro facility and establishment of the Engineering Center, and expect these expenses will continue to increase in absolute dollar amount in the future.

  Selling, general and administrative

    Selling, general and administrative expenses increased 44.3% to $33.9 million in 2000 from $23.5 million in 1999. Selling, general and administrative expenses as a percentage of total revenues decreased to 11.3% in 2000 compared to 14.4% in 1999. The increase in selling, general and administrative expenses on an absolute dollar basis was primarily attributable to increased costs associated with the continued development of infrastructure and business support and increased selling costs associated with the increased sales volume and additional domestic and international sales offices. The decrease in general and administrative expenses as a percentage of total revenue is due to the increase of total revenues at a faster rate than general and administrative spending. These expenses are expected to increase in absolute dollar amount as revenue increases.

Other income, net

    Other income, net includes interest income, interest expense and gains and losses on assets. Other income, net increased to $18.3 million in 2000 as compared to $6.3 million in 1999. This increase resulted primarily from increased interest income on higher cash balances due to the proceeds of our July 1999 public offering and 2000 convertible debt offering, but was offset in part by increased interest expense related to the increase in long-term debt. We expect other income, net to be impacted in future periods due to the investment in our newly acquired Richardson, Texas facility and the capital investments required for the planned conversion of a portion of our manufacturing process from four-inch wafers to six-inch wafers.

Income tax expense

    Income tax expense increased to $42.8 million in 2000 from $4.4 million in 1999. This increase in income tax expense was attributable to our increased profitability, as reflected by the increase in income before income taxes. We expect that our operating income before tax will increase and, therefore, income tax expense will increase. Our effective tax rate was 37.5% in 2000 compared to 15.1% in 1999. The change was primarily due to the changes in our estimation of valuation allowance in 1999.

    At December 31, 2000, we had approximately $59.6 million of net operating loss carryforwards to offset against future income for federal income tax purposes, which expire from 2001 through 2020, and $28.3 million for Oregon state income tax purposes, which expire in years 2006 through 2015. See Note 8 of Notes to Consolidated Financial Statements. We have not recorded a valuation allowance as of December 31, 2000, as management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

Comparison of 1999 and 1998

Total revenues

    Total revenues increased 46.6% to $163.7 million in 1999 from $111.6 million in 1998. The increase in total revenues primarily reflected increased demand for our products across all product lines and markets. Revenues increased 118%, 32%, 18% and 35%, respectively, for our wireless communications products, telecommunications products, millimeter wave products and foundry services products from the previous year. Domestic and international revenues were $100.9 million and $62.8 million, respectively, in 1999 as compared to $84.8 million and $26.8 million, respectively, in 1998.

Operating costs and expenses

  Cost of goods sold

    Cost of goods sold increased 30.6% to $95.1 million in 1999 from $72.8 million in 1998. Cost of goods sold decreased as a percentage of total revenues to 58.1% in 1999 from 65.2% in 1998. The increase in absolute dollar value of cost of goods sold was primarily attributable to the related increase in sales volume. The decrease in cost of goods sold as a percentage of total revenues was attributable to continuing improvements in production yields and increased economies of scale associated with increased sales volumes. In addition, cost of goods sold for 1998 included non-recurring costs related to the relocation of our manufacturing facility to Hillsboro.

  Research, development and engineering

    Our research, development and engineering expenses increased 15.8% in 1999 to $22.0 million from $19.0 million in 1998. Research, development and engineering expenses as a percentage of total revenues decreased to 13.4% in 1999 from 17.0% in 1998. The increase in research, development and engineering expenses on an absolute dollar basis was primarily due to the addition of new employees and the costs associated with the development of new products. The decrease in research, development and engineering expenses as a percentage of total revenues was due to revenues increasing at a faster rate than research, development and engineering spending.

  Selling, general and administrative

    Selling, general and administrative expenses increased 46.9% to $23.5 million in 1999 from $16.0 million in 1998. Selling, general and administrative expenses as a percentage of total revenues remained level at 14.4% in 1999 compared to 14.3% in 1998. The increase in selling, general and administrative expenses on an absolute dollar basis was primarily attributable to increased costs associated with the ongoing development of infrastructure and business support and increased selling costs associated with the increased sales volume.

  Special charges

    In 1998, we recorded a write-off of in-process research and development of $8.8 million associated with our acquisition of our Millimeter Wave Communications business. In addition, during 1998, we settled a stockholder class action filed in 1994 and recorded a charge of $1.4 million associated with the settlement of this lawsuit and related legal expenses, net of accruals and insurance proceeds.

Other income, net

    Other income, net increased to $6.3 million in 1999 as compared to $2.5 million in 1998. This increase resulted primarily from increased interest income on higher cash balances and decreased interest expense due to reductions in long-term debt.

Income tax expense

    Income tax expense increased to $4.4 million in 1999 from $94,000 in 1998. This increase in income tax expense was attributable to our increased profitability, as reflected by the increase in income before income taxes.

Liquidity and Capital Resources

    In August 2000, we completed the purchase of a 420,000 square foot wafer fabrication facility in Richardson, Texas from Micron Technology Texas, LLC for aggregate consideration of $87.0 million. The purchase was financed through a synthetic lease transaction consisting of a participation agreement and master lease agreement. The lease provides for the purchase and expansion of our wafer fabrication facility in Richardson, Texas under an operating lease. At the end of the lease term, we may (i) renew our lease for two additional two-year terms, (ii) exercise its purchase option or (iii) cause the facility to be sold to a third party whereby we guarantee residual value to the lessor. A portion of the loan is collateralized by pledged investment securities. Additionally, we participated as a lender in the synthetic lease transaction. Restrictive covenants included in the synthetic lease require us to maintain (a) a debt service coverage ratio of not more than 3.00 to 1.00 until June, 2001 and not more than 2.50 to 1.00 thereafter, (b) a quick ratio of not less than 1.25 to 1.00, (c) a fixed charge coverage ratio of not less than 1.50 to 1.00 beginning first quarter of 2001 and not less than 2.00 to 1.00 beginning first quarter of 2002 and thereafter and (d) tangible net worth not less than 90% of tangible net worth as of December 31, 1999 plus 75% of net income and net equity additions without deductions for losses. As of December 31, 2000, we were in compliance with the restrictive covenants contained in this synthetic lease.

    We have a $10.0 million unsecured revolving line of credit with U.S. Bank National Association, formerly known as United States National Bank of Oregon ("USNB") that matures May 31, 2001. Restrictive covenants included in the line of credit require us to maintain (a) a total liability to tangible net worth ratio of not more than 1.50 to 1.00, (b) a current ratio of not less than 1.75 to 1.00 and (c) cash and investments, including restricted investments, greater than $45.0 million. As of December 31, 2000, we were in compliance with the restrictive covenants contained in this line of credit.

    In February and March 2000, we completed a private placement of $345.0 million (net proceeds of $333.9 million) of 4% convertible subordinated notes due 2007. The notes are unsecured obligations, are initially convertible into our Common Stock at a conversion price of $67.80 per share and are subordinated to all of our present and future senior indebtedness. We also completed public offerings of our common stock in July 1999 and September 1995, raising approximately $146.6 million and $48.1 million, respectively, net of offering expenses. In December 1993 and January 1994, we completed our initial public offering raising approximately $16.7 million, net of offering expenses. In addition, we have funded our operations to date through other private sales of equity, borrowings, equipment leases and cash flow from operations. As of December 31, 2000, we had working capital of approximately $502.7 million, including $460.6 million in cash, cash equivalents and unrestricted investments.

    In November 1997, we entered into a $1.5 million lease agreement for land adjacent to our Hillsboro facility. Under the terms of that agreement, USNB provided loans to Matisse Holding Company ("Matisse") to purchase the land and Matisse in turn leased it to us under a renewable one-year lease agreement. The loan from USNB was partially collateralized by a guarantee from us. In June 2000, we exercised our purchase option, retired this loan and no longer have any obligation under the agreement.

    In May 1996, we entered into a five-year synthetic lease through a participation agreement with Wolverine Leasing Corp. ("Wolverine"), USNB and Matisse. The lease provided for the construction and occupancy of our headquarters and wafer fabrication facility in Hillsboro, Oregon under an operating lease from Wolverine. At the end of the lease term, we may (i) renew our lease for an additional five years, (ii) exercise its purchase option or (iii) cause the facility to be sold to a third party whereby we guarantee residual value to the lessor. Under the terms of the agreement, USNB and Matisse made loans to Wolverine, which in turn advanced the funds to us for the construction of the Hillsboro facility and other associated costs and expenses. The loan from USNB is collateralized by investment securities we have pledged. These investment securities are classified on our balance sheet as restricted long-term assets. In addition, restrictive covenants in the participation agreement require us to maintain (a) a total liability to tangible net worth ratio of not more than 1.50 to 1.00, (b) minimum tangible net worth greater than $50.0 million and (c) more than $45.0 million of cash and liquid investment securities, including restricted securities. As of December 31, 2000, we were in compliance with the covenants described above. We expect to exercise the purchase option on this lease when it expires in May 2001.

    The following table presents a summary of our cash flows (in thousands):

	Years ended December 31,
	2000	1999	1998
Net cash provided by operating activities	$110,555	$34,589	$10,218
Net cash used in investing activities	(436,102)	(121,457)	(10,874)
Net cash provided by (used in) financing activities	342,885	149,139	(3,476)

Net increase (decrease) in cash and cash equivalents	$17,338	$62,271	$(4,132)

    The $110.6 million of cash provided by operating activities in 2000 related primarily to net income of $71.4 million, depreciation and amortization of $11.6 million, an income tax benefit of stock option exercises of $43.9 million as well as increases in accounts payable and other accrued liabilities of $16.1 million and a decrease in prepaid expenses and other assets of $919,000. This was offset by increases in accounts receivable of $22.9 million, inventories of $9.1 million and deferred income taxes of $1.5 million. The $34.6 million of cash provided by operating activities in 1999 related primarily to net income of $25.0 million, as well as increases in depreciation and amortization of $7.4 million, income tax benefit from stock option exercises of $15.0 million and accounts payable and other accrued liabilities of $9.5 million. These were offset by increases in deferred income taxes of $11.0 million, accounts receivable of $5.9 million, inventories of $5.0 million and prepaid expenses and other assets of $470,000. The $10.2 million of cash provided by operating activities in 1998 related primarily to a combined increase in accounts payable and other accrued liabilities of $1.9 million, depreciation and amortization of $5.9 million and a decrease in accounts receivable of $939,000. This was offset by increases in inventories of $2.8 million, gain on disposal of assets of $475,000 and a net loss of $4.0 million. Cash provided by operating activities also included $8.8 million related to the special charges associated with the acquisition of the Millimeter Wave Communications operations business as an offset to the net changes in assets and liabilities.

    The $436.1 million of cash used in investing activities in 2000 related to the purchase of $790.4 million of available-for-sale investments, the purchase of $341.9 million of held-to-maturity investments, capital expenditures of $82.1 million, increase in restricted long-term assets of $12.6 million, purchase of preferred stock in investee companies of $17.9 million and purchase of participation in synthetic lease of $73.6 million associated with the Richardson facility, offset in part by the sale/maturity of $687.4 million of available-for-sale investments and maturity of $195.1 million of held-to-maturity investments. The $121.5 million used in investing activities in 1999 related primarily to the purchase of $317.3 million of investments and capital expenditures of $15.3 million, offset in part by the sale and/or maturity of $212.3 million of investments. The $10.9 million used in investing activities in 1998 related to the purchase of $68.0 million of investments and capital expenditures of $5.6 million, offset in part by the sale and/or maturity of $62.3 million of investments.

    The $342.9 million of cash provided by financing activities in 2000 related primarily to the net proceeds from debt of $333.9 million and from the issuance of common stock of $13.3 million. This was offset by payment of principal on capital leases of $4.4 million. The $149.1 million of cash provided by financing activities in 1999 related primarily to the issuance of common stock of $154.3 million and was offset in part by payment of principal on capital leases of $5.2 million. Cash used by financing activities of $3.5 million in 1998 is primarily the result of net principal payments under capital lease obligations and installment notes, partially offset by the proceeds of the issuance of common stock upon option exercises.

    Cash used for capital expenditures for 2000 was approximately $82.1 million. We anticipate that our capital equipment needs, including manufacturing and test equipment and computer hardware and software, will require additional expenditures of approximately $137.0 million during the next 12 months.

    We believe that our current cash and cash equivalent balances, together with cash anticipated to be generated from operations and anticipated financing arrangements, will satisfy our projected working capital and capital expenditure requirements, at a minimum, through the next 12 months. However, we may be required to finance any additional requirements through additional equity, debt financings or credit facilities. We may not be able to obtain additional financings or credit facilities, or if these funds are available, they may not be available on satisfactory terms.

Recent Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, establishing accounting and reporting standards for derivative instruments and hedging activities requiring that all derivatives be recognized in the balance sheet and measured at their fair value. SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000. We are evaluating any possible effect SFAS No. 133 may have on our consolidated financial statements.

Factors Affecting Future Operating Results

Our operating results may fluctuate substantially, which may cause our stock price to fall.

    Our quarterly and annual results of operations have varied in the past and may vary significantly in the future due to a number of factors including, but not limited to, the following:

  •
  cancellation or delay of customer orders or shipments;

  •
  our success in achieving design wins in which our products are designed into those of our customers;

  •
  market acceptance of our products and those of our customers;

  •
  variability of the life cycles of our customers' products;

  •
  variations in manufacturing yields;

  •
  timing of announcements and introduction of new products by us and our competitors;

  •
  changes in the mix of products we sell;

  •
  declining average sales prices for our products;

  •
  changes in manufacturing capacity and variations in the utilization of that capacity;

  •
  variations in operating expenses;

  •
  the long sales cycles associated with our customer-specific products;

  •
  the timing and level of product and process development costs;

  •
  performance of vendors and subcontractors;

  •
  realization of research and development efforts;

  •
  variations in raw material quality and costs;

  •
  delays in new process qualification or delays in transferring processes;

  •
  the cyclicality of the semiconductor industry;

  •
  the timing and level of nonrecurring engineering revenues and expenses relating to customer-specific products; and

  •
  significant changes in our and our customers' inventory levels.

    We expect that our operating results will continue to fluctuate in the future as a result of these and other factors. Any unfavorable changes in these or other factors could cause our results of operations to suffer as they have in the past, based upon some of these factors. Due to potential fluctuations, we believe that period to period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indicators of our future performance.

    If our operating results are not within the market's expectations, then our stock price may fall. The public stock markets have experienced, and are currently experiencing, extreme price and trading volume volatility, particularly in high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

We rely on a limited number of customers for a substantial part of our revenues.

    Sales to a limited number of customers have accounted for a significant portion of our revenues in each fiscal period. We have experienced periods in which sales to some of our major customers, as a percentage of total revenues, have fluctuated due to delays or failures to place expected orders. We expect that sales to a limited number of customers will continue to account for a substantial portion of our total revenues in future periods. In 1998, Nokia accounted for approximately 12.0%, Nortel accounted for approximately 10.0% and Raytheon accounted for approximately 11.7% of total revenues. In 1999, Nokia and Nortel accounted for approximately 21.0% and 17.3%, respectively, of our total revenues. In 2000, Nokia, Nortel and Ericsson accounted for approximately 18.3%, 17.3% and 19.9%, respectively, of our total revenues. We do not have long-term agreements with any of our customers. Customers generally purchase our products pursuant to cancelable short-term purchase orders. Our results of operations have been negatively affected in the past by the failure of anticipated orders to materialize and by delays in or cancellations of orders. If we were to lose a major customer or if orders by or shipments to a major customer were to otherwise decrease or be delayed, our results of operations would be harmed.

We face risks from failures in our manufacturing processes.

    The fabrication of integrated circuits, particularly those made of gallium arsenide, is a highly complex and precise process. Our integrated circuits are currently manufactured from four-inch round wafers made of gallium arsenide. During manufacturing, each wafer is processed to contain numerous die, the individual integrated circuits. We may reject or be unable to sell a substantial percentage of wafers or the die on a given wafer because of:

  •
  minute impurities;

  •
  difficulties in the fabrication process, such as failure of special equipment, operator error or power outages;

  •
  defects in the masks used to print circuits on a wafer;

  •
  electrical performance;

  •
  wafer breakage; or

  •
  other factors.

    We refer to the proportion of final good integrated circuits that have been processed, assembled and tested relative to the gross number of integrated circuits that could be constructed from the raw materials as our manufacturing yield. Compared to the manufacture of silicon integrated circuits, gallium arsenide technology is less mature and more difficult to design and manufacture within specifications in large volume. In addition, the more brittle nature of gallium arsenide wafers can result in lower manufacturing yields than with silicon wafers. We have in the past experienced lower than expected manufacturing yields, which have delayed product shipments and negatively impacted our results of operations. We may experience difficulty maintaining acceptable manufacturing yields in the future.

    In addition, the maintenance of our fabrication facilities in Oregon and Texas are subject to risks, including:

  •
  the demands of managing and coordinating workflow between geographically separate production facilities;

  •
  disruption of production in one of our facilities as a result of a slowdown or shutdown in our other facility; and

  •
  higher operating costs from managing geographically separate manufacturing facilities.

If we fail to sell a high volume of products, our operating results will be harmed.

    Because a large portion of our manufacturing costs are relatively fixed, our manufacturing volumes are critical to our operating results. If we fail to achieve acceptable manufacturing volumes or experience product shipment delays, our results of operations could be harmed. During periods of decreased demand, our high fixed manufacturing costs could have a negative effect on our results of operations. We base our expense levels in part on our expectations of future orders and these expense levels are predominantly fixed in the short-term. All of our revenues stem from the production of products for the communications markets, specifically the mobile phone market, optical market, broadband wireless market and other wireless markets. We expect that end-use customers will continue to replace their communication devices due to continued innovations, therefore continuing the demand for communications applications. However, if this demand decreases from our historic growth, we may not be able to sustain our historic growth. If we receive fewer customer orders than expected, we may not be able to reduce our manufacturing costs in the short-term and our operating results would be harmed.

If we do not sell our customer-specific products in large volumes, our operating results may be harmed.

    We manufacture a substantial portion of our products to address the needs of individual customers. Frequent product introductions by systems manufacturers make our future success dependent on our ability to select development projects which will result in sufficient volumes to enable us to achieve manufacturing efficiencies. Because customer-specific products are developed for unique applications, we expect that some of our current and future customer-specific products may never be produced in volume and may impair our ability to cover our fixed manufacturing costs. In addition, if we experience delays in completing designs, if we fail to obtain development contracts from customers whose products are successful or if we fail to have our product designed into the next generation product of existing volume production customers, our revenues could be harmed.

Our operating results could be harmed if we lose access to sole or limited sources of materials, equipment or services.

    We currently obtain some components, equipment and services for our products from limited or single sources, such as ceramic and plastic packages from Kyocera. We purchase these components, equipment and services on a purchase order basis, do not carry significant inventories of components and do not have any long-term supply contracts with these vendors. Our requirements are relatively small compared to silicon semiconductor manufacturers. Because we often do not account for a significant part of our vendors' business, we may not have access to sufficient capacity from these vendors in periods of high demand. If we were to change any of our sole or limited source vendors, we would be required to requalify each new vendor. Requalification could prevent or delay product shipments that could negatively affect our results of operations. In addition, our reliance on these vendors may negatively affect our production if the components, equipment or services vary in reliability or quality. If we are unable to obtain timely deliveries of sufficient quantities of acceptable quality or if the prices increase, our results of operations could be harmed.

Our operating results could be harmed if our subcontractors are unable to fulfill our requirements.

    We currently utilize subcontractors for the majority of our assemblies and some of our tests. There are certain risks associated with dependence on third party providers, such as minimal control over delivery scheduling, adequate capacity during demand peaks, warranty issues and protection of intellectual property. Additionally, if these subcontractors are unable to meet our demands, it could prevent or delay production shipments that could negatively affect our results of operations. If we were to change any of our subcontractors, we would be required to requalify each new subcontractor, which could also prevent or delay product shipments that could negatively affect our results of operations. In addition, our reliance on these subcontractors may negatively affect our production if the services vary in reliability or quality. If we are unable to obtain timely service of acceptable quality or if the prices increase, our results of operations could be harmed.

If our products fail to perform or meet customer requirements, we could incur significant additional costs.

    The fabrication of gallium arsenide integrated circuits is a highly complex and precise process. Our customers specify quality, performance and reliability standards that we must meet. If our products do not meet these standards, we may be required to rework or replace the products. Gallium arsenide integrated circuits may contain undetected defects or failures that only become evident after we commence volume shipments. We have experienced product quality, performance or reliability problems from time to time. Defects or failures may occur in the future. If failures or defects occur, we could:

  •
  lose revenue;

  •
  incur increased costs such as warranty expense and costs associated with customer support;

  •
  experience delays, cancellations or rescheduling of orders for our products; or

  •
  experience increased product returns or discounts.

Our operating results may suffer if we are unable to configure and commence manufacturing at our new Richardson, Texas facility.

    In August 2000, we completed the purchase of a 420,000 square foot fabrication facility in Richardson, Texas from Micron Technology Texas, LLC. This facility will provide the capacity needed to meet future demands and manufacturing space in the event we elect to transfer from our Dallas facility. We plan to continue to operate our Dallas facility during the configuration, setup and testing of our new Richardson facility. Given the long lead times associated with bringing a new facility to a fully qualified manufacturing production status, we will incur substantial expenses before achieving volume production in the Richardson facility. The establishment of our wafer fabrication processes at the Richardson facility will involve a number of significant risks and uncertainties, including, but not limited to, manufacturing transition, startup or process problems, construction, process qualification or equipment delays, cost overruns or shortages of equipment or materials, any of which may also adversely affect yields. Should there be delays in commencing production at the Richardson facility, we may not have adequate capacity to respond to all orders during the transition period. There can be no assurance that we will be able to successfully transition our manufacturing operations to the Richardson facility prior to the expiration of our existing Dallas facility's lease, in the event we elect to transfer from our Dallas facility, or that we will not experience difficulties in replicating critical manufacturing processes or a reduction in manufacturing output as a result. Nor have we determined whether we will seek to extend our lease in our Dallas facility. Moreover, believing that our commencement of production at the Richardson facility could cause manufacturing delays, some customers may have purchased quantities of our products in recent fiscal quarters in excess of such customers' respective immediate needs and may continue to do so. As a result, our operating results in subsequent quarters may be materially reduced. Commencing manufacturing operations at our Richardson facility could place significant strain on our management and engineering resources and result in diversion of management attention from the day-to-day operation of our business.

    Our lease and operation of our own manufacturing facilities entails a high level of fixed costs. Such fixed costs consist primarily of occupancy costs, investment in manufacturing equipment, repair, maintenance and depreciation costs related to equipment and fixed labor costs related to manufacturing and process engineering. Our manufacturing yields vary significantly among our products, depending on a given product's complexity and our experience in manufacturing such product. We have experienced in the past and may experience in the future substantial delays in product shipments due to lower than expected production yields. However, before we realize any revenues from our commencement of our manufacturing operations at the higher capacity Richardson facility, we will have a significant increase in fixed and operating expenses. Once we commence volume production at the Richardson facility, our results of operations may still be adversely affected if revenue levels do not increase sufficiently to offset these additional expense levels. Because we have capitalized and intend to continue to capitalize certain costs associated with bringing the Richardson facility to commercial production, we will recognize depreciation or amortization expenses thereafter. In addition, during periods of low demand, high fixed wafer fabrication costs could have a material adverse effect on our business, financial condition and results of operations.

Our operating results may suffer if we do not expand our manufacturing capacity in a timely manner.

    We plan to increase our capacity by converting our existing Hillsboro facility to accommodate equipment that uses six-inch (150 millimeter) wafer production. In addition, a portion of the Richardson facility will be configured to accommodate a six-inch product line. We do not have any experience processing six-inch wafers in our fabrication facilities. Our inexperience may result in lower volume of production or higher cost of goods sold. We may be required to redesign our processes and procedures substantially to accommodate the larger wafers. As a result, implementing additional capacity for six-inch wafers may take longer than planned, could interrupt production of integrated circuits from four-inch wafers and could harm our results of operations. Additionally, we do not know if our vendors will be able to supply an adequate quantity of six-inch production wafers. We do not have any long-term supply contracts and if the vendors are unable to provide sufficient quantities for both production lines, it will impact our results. If we are unable to acquire sufficient six-inch manufacturing equipment, it may delay commencement of our manufacturing operations in the Richardson facility or conversion of our Hillsboro facility and could have a material adverse effect on our business, financial condition and results of operations. If we fail to successfully transition to six-inch wafers in a timely manner or our manufacturing yields decline, our relationships with our customers may be harmed.

    Our facilities have a level of capacity beyond which we cannot cost-effectively produce our products. Although we are not currently approaching those constraints, we may be unable to further expand our business if we fail to plan and build sufficient capacity. The process of building, testing and qualifying a gallium arsenide integrated circuit fabrication facility is time consuming and difficult. Additionally, we must have adequate resources available to execute our expansion plans.

We may face fines or our facilities could be closed if we fail to comply with environmental regulations.

    Federal, state and local regulations impose various environmental controls on the storage, handling, discharge and disposal of chemicals and gases used in our manufacturing process. For our manufacturing facility located in Hillsboro, Oregon, we provide our own manufacturing waste treatment and contract for disposal of some materials. We are required by the State of Oregon Department of Environmental Quality to report usage of environmentally hazardous materials.

    At our Richardson facility, we provide our own wastewater treatment and contract for disposal of some materials.

    At our Dallas facility, we utilize Texas Instruments' industrial wastewater treatment facilities and services for the pre-treatment and discharge of wastewater generated by us. Our wastewater streams are commingled with those of Texas Instruments and are covered by Texas Instruments' wastewater permit.

    The failure to comply with present or future regulations could result in fines being imposed on us and we could be required to suspend production or cease our operations. These regulations could require us to acquire significant equipment or to incur substantial other expenses to comply with environmental regulations. We rely to a great extent on Texas Instruments' hazardous waste disposal system at our Dallas facility. Any failure by us, or by Texas Instruments with respect to our Dallas facility, to control the use of, or to adequately restrict the discharge of, hazardous substances could subject us to future liabilities and harm our results of operations.

We depend on the continued growth of communications markets.

    We derive all of our product revenues from sales of products for communication applications, specifically the mobile phone market, optical market, broadband wireless market and other wireless markets. These markets are characterized by the following:

  •
  intense competition;

  •
  rapid technological change; and

  •
  short product life cycles, especially in the wireless market.

    In the last few years, the communications markets have grown rapidly; however, these markets may not continue to grow or may experience a significant slowdown. In general, the communications markets are currently experiencing and may continue to experience softness, which impacts us across all markets in which we operate. Additionally, if these markets do not recover and demand for communications applications declines, our operating results could suffer.

    Products for communications applications are often based on industry standards, which are continually evolving. Our future success will depend, in part, upon our ability to successfully develop and introduce new products based on emerging industry standards, which could render our existing products unmarketable or obsolete. If communications markets evolve to new standards, we may be unable to successfully design and manufacture new products that address the needs of our customers or that will meet with substantial market acceptance.

Our business will be impacted if systems manufacturers do not use gallium arsenide components.

    Silicon semiconductor technologies are the dominant process technologies for integrated circuits and the performance of silicon integrated circuits continues to improve. Our prospective customers may be systems designers and manufacturers who are evaluating such silicon technologies and in particular, silicon germanium, versus gallium arsenide integrated circuits for use in their next generation high performance systems. Customers may be reluctant to adopt our products because of:

  •
  their unfamiliarity with designing systems with gallium arsenide products;

  •
  their concerns related to manufacturing costs and yields;

  •
  their unfamiliarity with design and manufacturing processes; and

  •
  uncertainties about the relative cost effectiveness of our products compared to high-performance silicon components.

    Systems manufacturers may not use gallium arsenide components because the production of gallium arsenide integrated circuits has been, and continues to be, more costly than the production of silicon devices. As a result, we must offer devices that provide superior performance to that of silicon-based devices.

    In addition, customers may be reluctant to rely on a smaller company like us for critical components. We cannot be certain that additional systems manufacturers will design our products into their systems, that the companies that have utilized our products will continue to do so in the future or that gallium arsenide technology will continue to achieve widespread market acceptance. If our gallium arsenide products fail to achieve market acceptance, our results of operations would suffer.

We increased our indebtedness substantially.

    In February and March 2000, we sold $345.0 million of convertible subordinated notes in a private placement to qualified institutional buyers. As a result of the sale of notes, we incurred $345.0 million of additional indebtedness increasing our ratio of debt to equity (expressed as a percentage) from approximately 3.0% as of December 31, 1999 to approximately 81.2% as of December 31, 2000. Our other indebtedness is principally comprised of operating, synthetic and capital leases. We may incur substantial additional indebtedness in the future. For example, we entered into an $87.0 million synthetic lease obligation to finance the purchase of our new Richardson facility. The level of our indebtedness, among other things, could:

  •
  make it difficult for us to make payments on the notes and leases,

  •
  make it difficult for us to obtain any necessary future financing for working capital, capital expenditures, debt service requirements or other purposes;

  •
  require us to dedicate a substantial portion of our expected cash flow from operations to service our indebtedness, which would reduce the amount of our expected cash flow available for other purposes, including working capital and capital expenditures;

  •
  limit our flexibility in planning for or reactingto, changes in our business; and

  •
  make us more vulnerable in the event of a downturn in our business.

    There can be no assurance that we will be able to meet our debt service obligations, including our obligation under the notes.

We may not be able to pay our debt and other obligations.

    If our cash flow is inadequate to meet our obligations, we could face substantial liquidity problems. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the notes, or our other obligations, we would be in default under the terms thereof. Default under the indenture would permit the holders of the notes to accelerate the maturity of the notes and could cause defaults under future indebtedness we may incur. Any such default could have a material adverse effect on our business, prospects, financial condition and operating results. In addition, we can not assure you that we would be able to repay amounts due in respect of the notes if payment of the notes were to be accelerated following the occurrence of an event of default as defined in the indenture.

Customers may delay or cancel orders due to regulatory delays.

    The increasing demand for communications products has exerted pressure on regulatory bodies worldwide to adopt new standards for these products, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in the regulatory approval process may in the future cause the cancellation, postponement or rescheduling of the installation of communications systems by our customers. These delays have in the past had and may in the future have a negative effect on our sales and our results of operations.

Our revenues are at risk if we do not introduce new products and/or decrease costs.

    Historically, the average selling prices of some of our products have decreased over the products' lives and we expect them to continue to do so. To offset these decreases, we rely primarily on achieving yield improvements and other cost reductions for existing products and on introducing new products that can often be sold at higher average selling prices. We believe our future success depends, in part, on our timely development and introduction of new products that compete effectively on the basis of price and performance and adequately address customer requirements. The success of new product and process introductions depends on several factors, including:

  •
  proper selection of products and processes;

  •
  successful and timely completion of product and process development and commercialization;

  •
  market acceptance of our or our customers' new products;

  •
  achievement of acceptable manufacturing yields; and

  •
  our ability to offer new products at competitive prices.

    Our product and process development efforts may not be successful and our new products or processes may not achieve market acceptance. To the extent that our cost reductions and new product introductions do not occur in a timely manner, our results of operations could suffer.

We must improve our products and processes to remain competitive.

    If technologies or standards supported by our or our customers' products become obsolete or fail to gain widespread commercial acceptance, our results of operations may be materially impacted. Because of continual improvements in semiconductor technology, including those in high performance silicon where substantially more resources are invested than in gallium arsenide, we believe that our future success will depend, in part, on our ability to continue to improve our product and process technologies. We must also develop new technologies in a timely manner. In addition, we must adapt our products and processes to technological changes and to support emerging and established industry standards. We have and must continue to perform significant research and development into advanced material development such as indium phosphide, gallium nitride, silicon carbide and silicon germanium to compete with future technologies of our competitors. These research and development efforts may not be accepted by our customers, and therefore may not go into full production in the future. We may not be able to improve our existing products and process technologies, develop new technologies in a timely manner or effectively support industry standards. If we fail to do so, our customers may select another gallium arsenide product or move to an alternative technology.

Our results of operations may suffer if we do not compete successfully.

    The semiconductor industry is intensely competitive and is characterized by rapid technological change, rapid product obsolescence and price erosion. Currently, we compete primarily with manufacturers of high-performance silicon integrated circuits such as Applied Micro Circuits Corporation, Maxim Integrated Products Inc., Motorola, Philips and STMicroelectronics N.V. and with manufacturers of gallium arsenide integrated circuits such as Alpha Industries Inc., Anadigics Inc., Conexant Systems Inc., Fujitsu Microelectronics, Inc., Infineon Technologies AG, Raytheon, RF Micro Devices and Vitesse Semiconductor Corp. We also face competition from the internal semiconductor operations of some of our current and potential customers. Competition from existing or potential competitors may increase due to a number of factors including, but not limited to, the following:

  •
  offering of new or emerging technologies such as silicon germanium;

  •
  mergers and acquisitions;

  •
  longer operating histories and presence in key markets;

  •
  development of strategic relationships;

  •
  access to a wider customer base; and

  •
  access to greater financial, technical, manufacturing and marketing resources.

    Additionally, manufacturers of high performance silicon integrated circuits have achieved greater market acceptance of their existing products and technologies in some applications.

    We compete with both gallium arsenide and silicon suppliers in the wireless, data communications and telecommunications markets. In the microwave and millimeter wave markets, our competition is primarily from a limited number of gallium arsenide suppliers, which are in the process of expanding their product offerings to address commercial applications other than aerospace.

    Our prospective customers are typically systems designers and manufacturers that are considering the use of gallium arsenide integrated circuits for their high performance systems. Competition is primarily based on performance elements such as speed, complexity and power dissipation, as well as price, product quality and ability to deliver products in a timely fashion. Due to the proprietary nature of our products, competition occurs almost exclusively at the system design stage. As a result, a design win by us or our competitors typically limits further competition with respect to manufacturing a given design.

Our operating results may suffer due to fluctuations in demand for semiconductors.

    From time to time, the semiconductor industry has experienced significant downturns and wide fluctuations in product supply and demand, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. This cyclicality has led to significant imbalances in demand, inventory levels and production capacity. It has also accelerated the decrease of average selling prices per unit. We have experienced, and may experience again, periodic fluctuations in our financial results because of these or other industry-wide conditions. For example, if demand for communications applications were to decrease substantially, demand for the semiconductor components in these applications would also decline, which would negatively affect our operating results.

If we fail to integrate any future acquisitions, our business will be harmed.

    We face risks from any future acquisitions, including the following:

  •
  we may fail to merge and coordinate the operations and personnel of newly acquired companies with our existing business;

  •
  we may experience difficulties integrating our financial and operating systems;

  •
  our ongoing business may be disrupted or receive insufficient management attention;

  •
  we may not cost-effectively and rapidly incorporate the technology we acquire;

  •
  we may not be able to recognize the cost savings or other financial benefits we anticipated;

  •
  we may not be able to retain the existing customers of newly acquired operations;

  •
  our corporate culture may clash with that of the acquired businesses; and

  •
  we may incur unknown liabilities associated with acquired businesses.

    We may not successfully address these risks or any other problems that arise in connection with future acquisitions.

    We will continue to evaluate strategic opportunities available to us and we may pursue product, technology or business acquisitions. In addition, in connection with any future acquisitions, we may issue equity securities that could dilute the percentage ownership of our existing stockholders, we may incur additional debt and we may be required to amortize expenses related to goodwill and other intangible assets that may negatively affect our results of operations.

We must manage our growth.

    Our total number of employees grew to 1,073 as of December 31, 2000 from 802 as of December 31, 1999. The resulting growth has placed, and is expected to continue to place, significant demands on our personnel, management and other resources. We must continue to improve our operational, financial and management information systems to keep pace with the growth of our business.

If we do not hire and retain key employees, our business will suffer.

    Our future success depends in large part on the continued service of our key technical, marketing and management personnel. We also depend on our ability to continue to identify, attract and retain qualified technical employees, particularly highly skilled design, process and test engineers involved in the manufacture and development of our products and processes. We must also recruit and train employees to manufacture our products without a substantial reduction in manufacturing yields. There are many other semiconductor companies located in the communities near our facilities and it may become increasingly difficult for us to attract and retain those employees. The competition for these employees is intense, and the loss of key employees could negatively affect us.

Our business may be harmed if we fail to protect our proprietary technology.

    We rely on a combination of patents, trademarks, copyrights, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. We currently have patents granted and pending in the United States and in foreign countries and intend to seek further international and United States patents on our technology. We cannot be certain that patents will be issued from any of our pending applications or that patents will be issued in all countries where our products can be sold or that any claims allowed from pending applications or will be of sufficient scope or strength to provide meaningful protection or any commercial advantage. Our competitors may also be able to design around our patents. The laws of some countries in which our products are or may be developed, manufactured or sold, may not protect our products or intellectual property rights to the same extent as do the laws of the United States, increasing the possibility of piracy of our technology and products. Although we intend to vigorously defend our intellectual property rights, we may not be able to prevent misappropriation of our technology. Our competitors may also independently develop technologies that are substantially equivalent or superior to our technology.

Our ability to produce our semiconductors may suffer if someone claims we infringe on their intellectual property.

    The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. If it is necessary or desirable, we may seek licenses under such patents or other intellectual property rights. However, we cannot be certain that licenses will be offered or that we would find the terms of licenses that are offered acceptable or commercially reasonable. Our failure to obtain a license from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacture of products. Furthermore, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation by or against us could result in significant expense and divert the efforts of our technical personnel and management, whether or not the litigation results in a favorable determination. In the event of an adverse result in any litigation, we could be required to:

  •
  pay substantial damages;

  •
  indemnify our customers;

  •
  stop the manufacture, use and sale of the infringing products;

  •
  expend significant resources to develop non-infringing technology;

  •
  discontinue the use of certain processes; or

  •
  obtain licenses to the technology.

    We may be unsuccessful in developing non-infringing products or negotiating licenses upon reasonable terms, or at all. These problems might not be resolved in time to avoid harming our results of operations. If any third party makes a successful claim against our customers or us and a license is not made available to us on commercially reasonable terms, our business could be harmed.

    On February 26, 1999, a lawsuit was filed against 88 firms, several of which are still in litigation, including us, in the United States District Court for the District of Arizona. The suit alleges that the defendants, including us, infringe upon certain patents held by The Lemelson Medical, Education and Research Foundation, Limited Partnership. Although we believe the suit is without merit and intend to vigorously defend ourselves against the charges, we cannot be certain that we will be successful. Moreover, this litigation may require us to spend a substantial amount of time and money and could distract management from our day to day operations.

Our business may suffer due to risks associated with international sales.

    Our sales outside of the United States were 44.6% of total revenues in 2000 and 38.4% of total revenues in 1999. We face inherent risks from these sales, including:

  •
  imposition of government controls;

  •
  currency exchange fluctuations;

  •
  longer payment cycles and difficulties related to the collection of receivables from international customers;

  •
  reduced protection for intellectual property rights in some countries;

  •
  the impact of recessionary environments in economies outside the United States;

  •
  unfavorable tax consequences;

  •
  difficulty obtaining distribution and support;

  •
  political instability; and

  •
  tariffs and other trade barriers.

    In addition, due to the technological advantages provided by gallium arsenide integrated circuits in many military applications, all of our sales outside of North America must be licensed by the Office of Export Administration of the U.S. Department of Commerce. If we fail to obtain these licenses or experience delays in obtaining these licenses in the future, our results of operations could be harmed. Also, because all of our foreign sales are denominated in U.S. dollars, increases in the value of the dollar would increase the price in local currencies of our products and make our products less price competitive.

We may be subject to a securities class action suit if our stock price falls.

    Following periods of volatility in the market price of a company's stock, some stockholders may file a securities class action litigation. For example, in 1994, a stockholder class action lawsuit was filed against us, our underwriters and some of our officers, directors and investors, which alleged that we, our underwriters and certain of our officers, directors and investors intentionally misled the investing public regarding our financial prospects. We settled the action and recorded a special charge of $1.4 million associated with the settlement of this lawsuit and related legal expenses, net of accruals, in 1998. Any future securities class action litigation could be expensive and divert our management's attention and harm our business, regardless of its merits.

Our stock will likely be subject to substantial price and volume fluctuations due to a number of factors, many of which are beyond our control and may prevent our stockholders from reselling our common stock at a profit.

    The securities markets have experienced significant price and volume fluctuations and the market prices of the securities of semiconductor companies have been especially volatile. The market price of our common stock may experience significant fluctuations in the future. For example, our common stock price has fluctuated from a high of approximately $67.75 to a low of approximately $21.00 during the 52 weeks ended December 31, 2000. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly.

Our certificate of incorporation and bylaws include anti-takeover provisions, which may deter or prevent a takeover attempt.

    Some provisions of our certificate of incorporation and bylaws and provisions of Delaware law may deter or prevent a takeover attempt, including a takeover that might result in a premium over the market price for our common stock. These provisions include:

    Cumulative voting.  Our stockholders are entitled to cumulate their votes for directors. This may limit the ability of the stockholders to remove a director other than for cause.

    Stockholder proposals and nominations.  Our stockholders must give advance notice, generally 120 days prior to the relevant meeting, to nominate a candidate for director or present a proposal to our stockholders at a meeting. These notice requirements could inhibit a takeover by delaying stockholder action.

    Stockholder rights plan.  We may trigger our stockholder rights plan in the event our board of directors does not agree to an acquisition proposal. The rights plan may make it more difficult and costly to acquire our company.

    Preferred stock.  Our certificate of incorporation authorizes our board of directors to issue up to 5 million shares of preferred stock and to determine what rights, preferences and privileges such shares have. No action by our stockholders is necessary before our board of directors can issue the preferred stock. Our board of directors could use the preferred stock to make it more difficult and costly to acquire our company.

    Delaware anti-takeover statute.  The Delaware anti-takeover law restricts business combinations with some stockholders once the stockholder acquires 15% or more of our common stock. The Delaware statute makes it harder for our company to be acquired without the consent of our board of directors and management.

Independent Auditors' Report

The Board of Directors and Stockholders
TriQuint Semiconductor, Inc.:

    We have audited the accompanying consolidated balance sheets of TriQuint Semiconductor, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TriQuint Semiconductor, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations, and their cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Portland, Oregon
January 31, 2001

TRIQUINT SEMICONDUCTOR, INC.
Consolidated Statements of Operations
(In thousands, except share and per share information)

	Years ended December 31,
	2000	1999	1998
Total revenues	$300,749	$163,663	$111,605
Operating costs and expenses:
Cost of goods sold	139,688	95,069	72,784
Research, development and engineering	31,201	21,976	18,984
Selling, general and administrative	33,871	23,524	15,962
Special charges	—	—	10,220

Total operating costs and expenses	204,760	140,569	117,950

Income (loss) from operations	95,989	23,094	(6,345)

Other income (expense):
Interest income	31,572	7,279	3,375
Interest expense	(13,475)	(1,062)	(1,454)
Other, net	172	61	563

	18,269	6,278	2,484

Income (loss) before income taxes	114,258	29,372	(3,861)
Income tax expense	42,847	4,416	94

Net income (loss)	$71,411	$24,956	$(3,955)

Per share data:
Net income (loss):
Basic	$0.92	$0.38	$(0.07)

Diluted	$0.83	$0.34	$(0.07)

Weighted-average shares:
Basic	77,686,666	65,184,272	56,397,936
Diluted	86,251,030	74,334,092	56,397,936

See accompanying notes to consolidated financial statements.

TRIQUINTSEMICONDUCTOR, INC.
Consolidated Balance Sheets
(In thousands, except share and per share information)

	December 31,
	2000	1999
Assets
Current assets:
Cash and cash equivalents	$94,211	$76,873
Investments	366,418	116,465
Trade accounts receivable, net	49,813	26,909

	510,442	220,247

Inventories, net:
Raw material	9,128	4,425
Work in process	21,663	16,078
Finished goods	2,946	4,173

	33,737	24,676

Deferred income taxes	4,753	3,500
Prepaid expenses and other assets	1,470	2,516

Total current assets	550,402	250,939

Property, plant and equipment, net	110,741	38,657
Deferred income taxes	7,658	7,450
Participation in synthetic lease	73,617	—
Other non-current assets, net	30,201	2,732
Restricted long-term assets	52,797	40,163

Total assets	$825,416	$339,941

Liabilities and Stockholders' Equity
Current liabilities:
Current installments of capital lease and installment note obligations	$2,744	$4,320
Accounts payable	17,528	14,633
Other accrued liabilities	20,251	9,382
Accrued payroll	7,215	4,907

Total current liabilities	47,738	33,242
Capital lease and installment note obligations, less current installments	1,991	4,783
Convertible subordinated notes	345,000	—

Total liabilities	394,729	38,025

Commitments and contingencies
Stockholders' equity:
Common stock, $.001 par value. Authorized 200,000,000 shares at December 31, 2000 and 1999; issued and outstanding 80,098,508 and 75,686,880 shares at December 31, 2000 and 1999, respectively	80	75
Additional paid-in capital	360,138	302,862
Accumulated other comprehensive income	79	—
Retained earnings (accumulated deficit)	70,390	(1,021)

Total stockholders' equity	430,687	301,916

Total liabilities and stockholders' equity	$825,416	$339,941

See accompanying notes to consolidated financial statements.

TRIQUINT SEMICONDUCTOR, INC.
Consolidated Statements of Stockholders' Equity
(In thousands, except share information)

	Common stock			Accumulated other comprehensive income	Retained earnings (accumulated deficit)
			Additional paid-in capital			Total stockholders' equity
	Shares	Amount
Balance, December 31, 1997	50,965,392	$51	$112,009	$—	$(22,022)	$90,038
Issuance of common stock under option plans	611,036	1	497	—	—	498
Issuance of common stock under stock purchase plan	666,576	—	1,924	—	—	1,924
Issuance of common stock for acquisition of Millimeter Wave Communications operations	5,067,676	5	19,105	—	—	19,110
Net loss	—	—	—	—	(3,955)	(3,955)

Balance, December 31, 1998	57,310,680	57	133,535	—	(25,977)	107,615
Issuance of common stock under option plans	2,309,844	2	4,926	—	—	4,928
Issuance of common stock under stock purchase plan	1,053,708	1	2,823	—	—	2,824
Issuance of common stock, net	15,012,648	15	146,572	—	—	146,587
Income tax benefit of stock option exercises	—	—	15,006	—	—	15,006
Net income	—	—	—	—	24,956	24,956

Balance, December 31, 1999	75,686,880	75	302,862	—	(1,021)	301,916
Issuance of common stock under option plans	2,892,751	3	8,177	—	—	8,180
Issuance of common stock under stock purchase plan	1,518,877	2	5,151	—	—	5,153
Income tax benefit of stock option exercises	—	—	43,948	—	—	43,948
Accumulated other comprehensive income	—	—	—	79	—	79
Net income	—	—	—	—	71,411	71,411

Balance, December 31, 2000	80,098,508	$80	$360,138	$79	$70,390	$430,687

See accompanying notes to consolidated financial statements.

TRIQUINT SEMICONDUCTOR, INC.
Consolidated Statements of Cash Flows
(In thousands)

	Years ended December 31,
	2000	1999	1998
Cash flows from operating activities:
Net income (loss)	$71,411	$24,956	$(3,955)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	11,606	7,424	5,889
Income tax benefit of stock option exercises	43,948	15,006	—
Non-cash special charge	—	—	8,820
(Gain) loss on sale of assets	25	(53)	(475)
Deferred income taxes	(1,461)	(10,950)	—
Change in assets and liabilities:
Receivables	(22,904)	(5,889)	939
Inventories	(9,061)	(4,970)	(2,795)
Prepaid expenses and other assets	919	(470)	(66)
Accounts payable	2,895	4,606	(453)
Other accrued liabilities	13,177	4,929	2,314

Net cash provided by operating activities	110,555	34,589	10,218

Cash flows from investing activities:
Purchase of available-for-sale investments	(790,390)	(317,341)	(67,993)
Sale of available-for-sale investments	687,352	212,336	62,262
Purchase of held-to-maturity investments	(341,937)	—	—
Maturities of held-to-maturity investments	195,101	—	—
Increase in restricted long-term assets	(12,634)	—	—
Capital expenditures	(82,126)	(15,289)	(5,618)
Purchase of preferred stock in investee companies	(17,852)	(1,248)	—
Purchase of participation in synthetic lease	(73,617)	—	—
Proceeds from sale of assets	1	85	475

Net cash used in investing activities	(436,102)	(121,457)	(10,874)

Cash flows from financing activities:
Principal payments under capital lease and installment note obligations	(4,368)	(5,200)	(5,508)
Proceeds from convertible subordinated notes	345,000	—	—
Debt issuance costs	(11,080)	—	—
Issuance of common stock, net	13,333	154,339	2,032

Net cash provided by (used in) financing activities	342,885	149,139	(3,476)

Net increase (decrease) in cash and cash equivalents	17,338	62,271	(4,132)
Cash and cash equivalents at beginning of year	76,873	14,602	18,734

Cash and cash equivalents at end of year	$94,211	$76,873	$14,602

Supplemental disclosures of cash flow information:
Cash paid for:
Interest	$7,590	$1,062	$1,452

Income taxes	$(32)	$400	$4

Supplemental schedule of non-cash investing and financing activities:
Purchase of assets through capital lease and installment notes	—	—	2,216
Recorded in acquisition of Millimeter Wave:
Receivables	—	—	5,973
Inventories	—	—	4,623
Prepaid expenses and other assets	—	—	2,839
Equipment	—	—	987
Accounts payable	—	—	1,743
Accrued liabilities	—	—	1,999
Common stock	—	—	19,500

See accompanying notes to consolidated financial statements.

TRIQUINT SEMICONDUCTOR
Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
(In thousands, except share and per share information)

(1) Summary of Significant Accounting Policies

Description of the Company

    TriQuint Semiconductor, Inc. (the "Company") is a leading supplier of high-performance gallium arsenide integrated circuits for the wireless communications, telecommunications, data communications and aerospace markets. The Company's products incorporate its proprietary analog and mixed-signal designs and its advanced gallium arsenide manufacturing processes to address a broad range of applications and customers.

Principles of Consolidation

    The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Reclassifications

    Certain amounts in the December 31, 1999 and 1998 financial statements have been reclassified to conform to the December 31, 2000 presentation. These reclassifications had no effect on net income or stockholders' equity as previously reported.

Management Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

    Standard product revenue is recognized upon shipment of product with provisions established for estimated customer and distributor product returns. Generally, the Company ships products FOB shipping point. The Company recognizes revenue on certain foundry and customer-specific products based on certain design, manufacturing and other milestones. The Company recognizes revenue on cost-plus contracts as work is performed. Revenue from customers who have acceptance criteria is not recognized until all acceptance criteria are satisfied. The Company complies with the revenue recognition guidance summarized in Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements.

Cash Equivalents

    The Company considers all highly liquid debt and equity instruments purchased with an original maturity of three months or less to be cash equivalents. These investments include commercial paper, market auction preferred stock and money market funds.

Investments

    Investment securities at December 31, 2000 consisted of short and medium-term corporate notes, commercial paper and other investments. The Company classifies its investments in one of two categories: available-for-sale or held-to-maturity. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold it until maturity. All securities not included in held-to-maturity are classified as available-for-sale.

    Available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

    A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. This impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

Trade Accounts Receivable

    Trade accounts receivable are shown net of an allowance for doubtful accounts of $1,065 and $843 at December 31, 2000 and 1999, respectively.

Inventories

    Inventories are stated at the lower of cost (approximates actual cost on a first-in, first-out basis) or market (net realizable value). Inventories are shown net of reserves of $7,219 and $5,156 at December 31, 2000 and 1999, respectively.

Property, Plant and Equipment

    Property, plant and equipment are recorded at cost. Machinery and equipment under capital leases are stated at the lower of the present value of the minimum lease payments at the beginning of the lease term or the fair value of the leased assets at the inception of the lease.

    Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are as follows: five to seven years for machinery and equipment, furniture and fixtures and computer equipment; three to seven years for leasehold improvements and thirty-nine years for buildings. Leasehold improvements are amortized over the shorter of the estimated life of the asset or the term of the related lease. Depreciation begins at the time assets are placed in service. Maintenance and repairs are expensed as incurred.

Goodwill and Intangible Assets

    Goodwill and intangible assets principally result from business acquisitions and debt issuance costs. Goodwill, patents, developed technology and other intangibles are amortized on a straight-line basis over their estimated useful lives, ranging from 2 to 10 years. Financing costs related to the issuance of debt are capitalized as other noncurrent assets, net and amortized to interest expense over the term of the related debt using the straight-line method, which approximates the effective interest method.

    Intangible assets consisted of the following (in thousands):

	2000	1999
Intangible Assets:
Patents, technology and other	$2,132	$2,132
Debt issuance costs	11,080	—

	13,212	2,132
Less accumulated amortization	2,246	657

	$10,966	$1,475

Long-term Investments

    Other noncurrent assets, net includes long-term investments in other companies. Each of these investments represents less than 10% ownership and is accounted for using the cost method.

Research and Development Costs

    The Company charges research and development costs associated with the development of new products to expense when incurred.

    Engineering and design costs related to revenues on non-recurring engineering services billed to customers are classified as cost of goods sold.

Advertising Costs

    The Company expenses advertising costs as incurred.

Comprehensive Income

    The Company has adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income". The objective of SFAS No. 130 is to report all changes in equity that result from transactions and economic events other than transactions with owners. Accumulated other comprehensive income includes unrealized holding gains and losses on available-for-sale investments and are included as a separate component of stockholders' equity until realized. The difference between net income and comprehensive income for the periods presented are not significant.

Net Income (Loss) Per Share

    The Company has adopted SFAS No. 128, "Earnings Per Share". SFAS No. 128 requires presentation of basic and diluted net income (loss) per share. Basic net income (loss) per share is net income available to common stockholders divided by the weighted-average number of common shares outstanding. Diluted net income (loss) per share is similar to basic except that the denominator includes potential common shares that, had they been issued, would have had a dilutive effect. The reconciliation of shares used to calculate basic and diluted income (loss) per share consists of the following:

	2000	1999	1998
Basic weighted-average shares of common stock	77,686,666	65,184,272	56,397,936
Effect of dilutive securities:
Stock options	8,564,364	9,149,820	—

Diluted weighted-average shares of common stock	86,251,030	74,334,092	56,397,936

    Common stock equivalents related to stock options and conversion of convertible subordinated notes totaling 4,734,238; 365,188 and 2,656,988 were anti-dilutive and, therefore, were not included in the diluted net income (loss) per share calculation for the years ended December 31, 2000, 1999 and 1998, respectively.

Financial Instruments

    The carrying amount of cash equivalents, investments, trade accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments. The fair value of capital lease obligations were estimated by discounting the future cash flows using market interest rates and does not differ significantly from that reflected in the accompanying financial statements. The fair market value of our 4% convertible subordinated notes due 2007 was $301,444 at December 31, 2000.

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

Stock Option Plans

    The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations including Financial Accounting Standards Board ("FASB") Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25", issued in March, 2000. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company also applies SFAS No. 123, "Accounting for Stock-Based Compensation", which allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied.

Impairment of Long-lived Assets and Long-lived Assets to be Disposed of

    The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(2) Investments

    The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale investments and held-to-maturity investments by major security types and classes of security at December 31, 2000 and 1999 consisted of the following (in thousands):

	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
At December 31, 2000
Available-for-sale:
Short-term and medium-term notes	$112,789	99	—	$112,888
Commercial paper	87,364	—	(20)	87,344
Other	19,350	—	—	19,350

	$219,503	99	(20)	$219,582

Held-to-maturity:
Short-term and medium-term notes	$80,990	—	—	$80,990
Commercial paper	65,846	—	—	65,846

	$146,836	—	—	$146,836

At December 31, 1999
Available-for-sale:
Short-term and medium-term notes	$49,914	—	—	$49,914
Commercial paper	25,451	—	—	25,451
Other	41,100	—	—	41,100

	$116,465	—	—	$116,465

(3) Property, Plant and Equipment

    Property, plant and equipment consist of the following (in thousands):

	December 31,
	2000	1999
Land	$5,523	$4,023
Leasehold improvements	4,951	4,471
Machinery and equipment	76,340	48,150
Furniture and fixtures	2,137	1,558
Computer equipment and software	14,621	12,739
Assets in process	61,303	11,988
Other	619	619

	165,494	83,548
Less accumulated depreciation and amortization	54,753	44,891

	$110,741	$38,657

    The Company capitalizes interest costs as a component of construction in progress. For the year ended December 31, 2000, assets in process included capitalized interest of $193. Additionally, prepayments for assets of approximately $3,000 were included in assets in process as of December 31, 2000. Remaining purchase commitments for assets with prepayments are approximately $8,700. There was no capitalized interest or asset prepayments included in assets in process in 1999 or 1998.

(4) Leases and Installment Notes

    At December 31, 2000 and 1999, the Company had outstanding $3,889 and $7,311 respectively of capital leases and $1,216 and $1,588 respectively of installment notes with interest rates ranging from 7.9% to 9.9%. The notes are payable in monthly installments of principal and interest through 2003 and are secured by equipment.

    Additionally, the Company leases certain equipment, office and manufacturing space under operating leases that expire at various dates through 2005. The future minimum lease payments under installment notes and non-cancelable leases as of December 31, 2000 are as follows (in thousands):

	Installment notes and capital leases	Operating leases
Years ending:
2001	$3,033	$9,937
2002	1,705	1,912
2003	368	330
2004	—	300
2005	—	300

Total	5,106	$12,779

Less amounts representing interest	371

Present value of minimum payments	4,735
Less current installments	2,744

	$1,991

    Amounts applicable to capital leases and installment notes, which are included in machinery and equipment, are summarized as follows (in thousands):

	December 31,
	2000	1999
Machinery and equipment	$22,666	$22,666
Less accumulated amortization	17,329	13,767

	$5,337	$8,899

    Rent expense under operating leases was $14,354, $12,884 and $9,779 during the years ended December 31, 2000, 1999 and 1998, respectively.

    The Company entered into a five-year agreement to construct and lease an office building and fabrication facility in Hillsboro, Oregon (the "Hillsboro Facility") in 1996. Rent obligations began in February of 1997 and approximate the lessor's debt service costs. At the end of the lease term, the Company may (i) renew the lease for up to five additional years, (ii) exercise its purchase option, or (iii) cause the leased assets to be sold to a third party whereby the Company guarantees up to a maximum of 85% of the original cost. The future minimum lease payments stated above exclude any payments required at the end of the lease term.

    As part of the above lease, the Company restricted $38,250 of its investments as collateral for specified obligations of the lessor under the lease. These investments are restricted as to withdrawal and are managed by the Company subject to certain limitations under its investment policy. In addition, the Company must maintain a minimum consolidated tangible net worth of $50,000, total liabilities to net worth ratio equal to or less than 1.50 to 1.00 and maintain cash and liquid investments, including restricted investments, greater than $45,000.

    In November 1997, the Company entered into a $1,500 lease agreement for additional property adjacent to its Hillsboro Facility. Pursuant to the terms of that agreement, the transaction was partially collateralized by a guarantee from the Company. In June 2000, the Company exercised its purchase option, retired this loan and no longer has any obligation under the agreement.

    The Company has entered into agreements to lease equipment in Dallas, Texas and Hillsboro, Oregon. Rent obligations will expire at the end of the initial lease terms. At the end of the lease terms, the Company may (i) renew the leases for up to three additional one-year terms, (ii) exercise its purchase options, or (iii) cause the equipment to be sold to a third party whereby the Company guarantees residual values to the lessor. The future minimum lease payments stated above exclude any payments required at the end of the lease term.

    On August 30, 2000, the Company acquired from Micron Technology Texas, LLC its Richardson, Texas wafer fabrication facility. The acquisition was financed through a synthetic lease transaction consisting of a participation agreement and master lease agreement. The lease provides for the purchase and expansion of the Company's wafer fabrication facility in Richardson, Texas under an initial five-year operating lease. At the end of the lease term, the Company may (i) renew the lease for two additional two-year terms, (ii) exercise its purchase option or (iii) cause the leased assets to be sold to a third party whereby the Company guarantees up to a maximum of 83.5% of the original cost. A portion of the lease is collateralized by pledged investment securities of approximately $14,547. Additionally, the Company is a participant in the synthetic lease transaction, and the Company's participation of approximately $73,617 is classified as participation in synthetic lease. Restrictive covenants, which are measured periodically, included in the synthetic lease require the Company to maintain (a) a debt service coverage ratio of not more than 3.00 to 1.00 through June, 2001 and not more than 2.50 to 1.00 thereafter, (b) a quick ratio of not less than 1.25 to 1.00, (c) a fixed charge coverage ratio of not less than 1.50 to 1.00 beginning first quarter of 2001 and not less than 2.00 to 1.00 beginning first quarter of 2002 and thereafter and (d) tangible net worth not less than 90% of tangible net worth as of December 31, 1999 plus 75% of net income and net equity additions without deductions for losses. As of December 31, 2000, the Company was in compliance with the restrictive covenants contained in this synthetic lease.

(5) Line of Credit

    The Company has a line of credit agreement for general corporate purposes with a commercial bank. The agreement is unsecured, and provides for aggregate borrowings of $10,000. The interest rate is based on two pricing options (LIBOR and prime) plus an interest rate spread. Interest is payable periodically with maturity set at May 31, 2001. No amount was outstanding on the line of credit at December 31, 2000 or 1999. The Company has an annual commitment fee equal to .125% of the unused line of credit. The line of credit is subject to loan covenants for which the Company was in compliance at December 31, 2000 and 1999.

(6) Convertible Subordinated Notes

    In February and March 2000, the Company completed the sale of $345,000 aggregate principal amount of 4% convertible subordinated notes due 2007, raising approximately $333,900 net of fees and expenses. The notes are unsecured obligations of the Company and subordinated to all of the Company's present and future senior indebtedness. Interest on the notes is payable in arrears semiannually on each March 1 and September 1. The notes are convertible, at the option of the holder, at any time prior to redemption or maturity into shares of the Company's common stock at a conversion price of $67.80, subject to certain adjustments. The notes may be redeemed, at the

Company's option at any time prior to conversion or maturity at the redemption price of $101.70 through March 2003 and $67.80 thereafter, subject to certain adjustments and/or premiums.

(7) Stockholders' Equity

Stock Split

    On May 11, 2000, the Board of Directors approved a two-for-one forward stock split of the outstanding common shares effected in the form of a stock dividend paid on July 11, 2000 to stockholders of record as of June 19, 2000. On December 2, 1999, the Board of Directors approved a two-for-one stock split of the outstanding common shares effected in the form of a stock dividend on February 22, 2000 to stockholders of record as of February 1, 2000. On June 10, 1999, the Board of Directors approved a three-for-two stock split of the outstanding common shares effected in the form of a stock dividend on July 2, 1999 to stockholders of record as of June 22, 1999.

    Common share and per share data for all periods presented in the accompanying financial statements have been adjusted to give effect to all stock splits.

Stock Option Plans and Employee Stock Purchase Plans

    Under the 1987 and 1996 Stock Incentive Programs and the 1998 Nonstatutory Stock Option Plan (the "Plans"), the Company has authorized the issuance of 11,386,612, 14,150,000 and 3,000,000 common shares, respectively, of which a total of 1,624,336 shares are available to grant. The Plans provide for the grant of incentive stock options to officers and other employees of the Company or any parent or subsidiary, and non-qualified stock options to officers and other employees of the Company, directors, and consultants of the Company. Subject to the discretion of the Board of Directors, options granted under the Plans generally vest and become exercisable at the rate of 28% at the end of the first year, and thereafter at a rate of 2% per month and have a ten-year term.

    The exercise price of all incentive stock options granted under the Plans must be at least equal to the fair market value of the shares on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting rights of the Company's outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date. The exercise price of all non-statutory stock options granted under the Plans must equal at least 50% of the fair market value of the common stock on the date of grant. However, it is the Company's practice to issue options at fair market value. The terms of all options granted under the Plans may not exceed ten years.

    Under the 1992 and 1998 Employee Stock Purchase Plans (the "Purchase Plans"), the Company has authorized the issuance of 4,829,602 common shares, of which 1,166,035 were available for issuance at December 31, 2000. The Purchase Plans allow eligible employees to purchase the Company's common stock through payroll deductions, which may not exceed 15% of an employee's base compensation including overtime and sales commission, not to exceed amount subject to regulatory limits. The stock purchase price is equal to 85% of the lower of the fair value at enrollment date or purchase date.

    The fair value of each stock based compensation award is estimated on the date of grant using the Black Scholes option-pricing model assuming no dividend yield and the following weighted-average assumptions for stock based compensation awards during the years ended December 31:

	Stock Option Plans
	2000	1999	1998
Risk-free interest rate	6.16%	5.55%	5.20%
Expected life in years	5	5	5
Expected volatility	86%	76%	62%
	Employee Stock Purchase Plans
	2000	1999	1998
Risk-free interest rate	6.11%	5.08%	4.80%
Expected life in years	.5	.5	.5
Expected volatility	123%	79%	66%

    The per share weighted average fair value of stock based compensation awards granted under the various plans are as follows for the years ended December 31:

	2000	1999	1998
Stock Option Plans	$29	$11	$2
Employee Stock Purchase Plans	$37	$12	$1

    The Company applies APB Opinion No. 25 in accounting for its Plans and, accordingly, no compensation cost has been recognized for its stock based compensation awards in the financial statements. Had the Company determined compensation cost based on the fair value at the date of grant for its stock based compensation awards under SFAS No. 123, the Company's net income (loss) would have been adjusted to the pro forma amounts indicated below (in thousands except per share information):

		Years ended December 31,
	2000	1999	1998
Net income (loss)	$22,054	$8,346	$(8,314)
Diluted net income (loss) per share:
Basic	0.27	0.13	(0.15)
Diluted	$0.24	$0.11	$(0.15)

    Activity under the Company's stock option plans is as follows:

	Number of shares	Weighted- average exercise price
Options outstanding at December 31, 1997	8,245,128	$2.49
Options:
Granted	9,727,004	3.19
Exercised	(611,036)	0.81
Canceled	(4,741,020)	3.76

Options outstanding at December 31, 1998	12,620,076	2.64
Options:
Granted	3,492,568	16.06
Exercised	(2,309,844)	2.14
Canceled	(292,724)	2.63

Options outstanding at December 31, 1999	13,510,076	6.18
Options:
Granted	3,847,587	40.41
Exercised	(2,892,751)	2.83
Canceled	(288,853)	23.25

Options outstanding at December 31, 2000	14,176,059	$15.81

    In September 1998, the Compensation Committee of the Board of Directors adopted a resolution to offer employees holding stock options for 5,299,272 shares the opportunity to exchange their existing stock options for new stock options. The exchange allowed employees to receive options for the same number of shares at $2.69 per share, which exceeded the market price during the employee decision period, in place of an original average exercise price of $3.69. The new options vest over one to four years. Options for directors and officers were not repriced. Option holders elected to exchange options covering 4,227,760 shares, which are included as both options granted and canceled during 1998 in the preceding table.

    The following table summarizes information concerning stock options outstanding and exercisable at December 31, 2000:

Range of exercise prices	Number outstanding as of December 31, 2000	Weighted- average remaining contractual life	Weighted- average exercise price	Number exercisable as of December 31, 2000	Weighted- average exercise price
$0.23—1.94	678,693	$3.73	$1.17	678,693	$1.17
1.96—2.69	3,303,658	7.59	2.66	1,471,004	2.62
2.77—3.33	1,555,265	7.76	3.07	242,711	3.16
3.35—3.88	1,494,317	6.55	3.63	1,020,291	3.70
3.95—14.38	1,360,245	7.88	9.08	435,687	7.16
14.97—21.13	2,032,720	8.90	20.66	112,234	18.36
21.28—34.38	298,972	9.33	31.07	17,054	23.89
34.94—36.50	1,820,486	9.95	36.45	3,190	35.44
36.75—54.02	1,429,853	8.97	43.91	54,249	42.79
54.34—61.44	201,850	9.48	57.50	—	—

$0.23—61.44	14,176,059	$8.04	$15.81	4,035,113	$4.27

Preferred Shares Rights Agreement

    On June 30, 1998, the Company adopted a Preferred Shares Rights Agreement (the "Agreement"). Pursuant to the Agreement, rights were distributed as a dividend at the rate of one right for each share of TriQuint common stock, par value $0.001 per share of the Company held by stockholders of record as of the close of business on July 24, 1998. The rights will expire on June 29, 2008, unless redeemed or exchanged. Initially, under the Agreement, each right entitled the registered holder to buy one share of preferred stock for $20.83. On April 5, 2000, the Company approved an amendment to the Agreement to increase the per unit price to $200.00. These prices are reflective of all stock splits. The rights will become exercisable only if a person or group (other than stockholders currently owning 15% of the Company's common stock) acquires beneficial ownership of 15% or more of the Company's common stock, or commences a tender offer or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the Company's common stock.

(8) Income Taxes

    The provision for income taxes consists of (in thousands):

	Years ended December 31,
	2000	1999	1998
Current:
Federal	$39,470	$13,619	$—
State	4,838	1,747	94

Total current	44,308	15,366	94

Deferred:
Federal	(1,301)	(9,705)	—
State	(160)	(1,245)	—

Total deferred	(1,461)	(10,950)	—

Total	$42,847	$4,416	$94

    The effective tax rate differs from the federal statutory income tax rate as follows (in thousands):

	Years ended December 31,
	2000	1999	1998
Tax expense (benefit) computed at federal statutory rate	35.0%	34.0%	(34.0)%
State income tax, net of federal effect	3.6	4.4	(4.3)
Increase (decrease) in valuation allowance	—	(22.1)	43.6
Other	(1.1)	(1.2)	(2.9)

Effective tax rate	37.5%	15.1%	2.4%

    The tax effects of significant items comprising the Company's deferred tax asset and liability are as follows (in thousands):

	December 31,
	2000	1999
Deferred tax liabilities:
Capital leases	$29,165	$31,122
Other	912	170

Total deferred tax liability	30,077	31,292

Deferred tax assets:
Amortization and depreciation	12,782	18,966
Accounts receivable	399	221
Inventories	3,083	2,119
Accrued liabilities	876	509
Net operating loss carryforwards	22,545	19,004
Accrued liabilities and reserves	1,405	844
Research and development and other credits	1,398	579

Total deferred tax asset	42,488	42,242

Net deferred tax asset	$12,411	$10,950

    The valuation allowance for deferred tax assets as of December 31, 1998 was $12,342. The net change in total valuation allowance for the years ended December 31, 2000, 1999 and 1998 was an increase (decrease) of $-0-, $(12,342) and $2,207, respectively. Approximately $5,854 of the change in valuation allowance for deferred tax assets was credited directly to stockholders' equity in 1999 since it is more likely than not that the tax benefits of net operating losses that resulted from stock option exercises will be recognized. The Company did not record a valuation allowance at December 31, 2000, as management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

    At December 31, 2000, the Company had approximately $59,642 of net operating loss carryforwards to offset against future income for federal income tax purposes, which expire from 2001 through 2020, and $28,341 for Oregon state income tax purposes, which expire in years 2006 through 2015.

    The Company's ability to use its net operating loss carryforwards to offset future taxable income is subject to annual restrictions contained in the United States Internal Revenue Code of 1986, as amended (the "Code"). These restrictions act to limit the Company's future use of its net operating losses following certain substantial stock ownership changes enumerated in the Code and referred to hereinafter as an "ownership change."

    Consummation of the Company's initial public offering created an ownership change that has resulted in approximately $19,163 of the pre-1994 net operating loss carryforwards being limited to approximately $1,812 per year. In addition, approximately $15,096 are further limited to approximately $967 per year due to changes in the Company's ownership structure during 1991.

(9) Contingencies

Commitments

    On September 11, 2000, the Company announced that it had begun the expansion of its engineering and administration building in Hillsboro, Oregon. The expansion will add 65,000 square feet to the existing building for marketing, engineering and light manufacturing activities. The expansion cost will be approximately $7,500 of which approximately $2,900 has been paid.

Employment Agreements

    The Company has an employment contract with one key officer that in the event of his termination provides for total payments up to approximately $300.

(10) Benefit Plans

    The Company sponsors a voluntary contribution profit sharing and savings plan under Section 401(k) of the Internal Revenue Code which is available to substantially all employees. Employees can make voluntary contributions up to limitations prescribed by the Internal Revenue Code. Company matching contributions are discretionary. For the years ended December 31, 2000 and 1999, the Company made matching contributions of 50% of employees' contribution up to a maximum of $1 per employee. No contributions were made in 1998.

(11) Concentration of Risk

Suppliers

    The Company currently obtains some components, equipment and services for their products from limited or single sources. The Company purchases these components, equipment and services on a purchase order basis, does not carry significant inventories of components and does not have any long-term supply contracts with these vendors. Requirements of the Company are relatively small compared to silicon semiconductor manufacturers. Access to sufficient capacity from these vendors in periods of high demand may be limited, as the Company often does not account for a significant part of the vendor's business. If the Company were to change any of its sole or limited source vendors, it would be required to requalify each new vendor. Requalification could prevent or delay product shipments that could negatively affect its results of operations. In addition, reliance on these vendors may negatively affect the Company's production if the components, equipment or services vary in reliability or quality. If the Company is unable to obtain timely deliveries of sufficient quantities of acceptable quality or if the prices increase, results of operations could be harmed.

Credit Risk

    The Company performs continuing credit evaluations of its customers and generally does not require collateral; however, in certain circumstances, the Company may require letters of credit from its customers. All of the Company's customers are in the communications markets.

(12) Segment Information

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

    The Company's chief operating decision maker is considered to be the President and Chief Executive Officer (the "CEO"). The Company's CEO evaluates both consolidated and disaggregated financial information in deciding how to allocate resources and assess performance. The CEO receives certain disaggregated financial information for the Company's four business groups: Wireless Communications; Telecommunications and Data Communications; Foundry; and Millimeter Wave Communications.

    The Company has aggregated its four business groups into a single reportable segment as allowed under SFAS No. 131 because these business groups have similar long-term economic characteristics, including average gross margin. In addition, the business groups are similar in regards to (a) nature of products and production processes, (b) type of customers and (c) method used to distribute products. Accordingly, the Company describes its reportable segment as gallium arsenide integrated circuits for the communications market. All of the Company's revenues result from sales in its product lines.

    Revenues by business group (as defined by the Company) as a percentage of total revenues for years ended December 31, 2000, 1999 and 1998 were as follows: Wireless Communications, 38%, 33% and 45%, respectively; Telecommunications and Data Communications, 15%, 16% and 18%, respectively; Foundry, 20%, 21% and -0-%, respectively; Millimeter Wave Communications, 27%, 30% and 37%, respectively.

    Revenues outside of the United States were approximately $134,100, $62,800 and $26,800 in 2000, 1999 and 1998, respectively, of which sales to Canada were approximately $49,000, $26,900 and $10,500, respectively and sales to Malaysia were approximately $28,300 in 2000. There were no other foreign countries to which sales represented 5% or more of total revenues.

    Revenues for significant customers, those representing approximately 10% or more of total revenues for each period, are summarized as follows:

	Years ended December 31,
	2000	1999	1998
Customer A	17%	17%	10%
Customer B	19	21	12
Customer C	—	—	12
Customer D	20	—	—

    Related receivables from such customers were 41% and 30% of trade accounts receivable at December 31, 2000 and 1999, respectively.

(13) Litigation

    On February 26, 1999, a lawsuit was filed against 88 firms, several of which are still in litigation, including the Company, in the United States District Court for the District of Arizona. The suit alleges that the defendants, including the Company, infringe upon certain patents held by The Lemelson Medical, Education and Research Foundation, Limited Partnership. Although the Company believes the suit is without merit and intends to vigorously defend itself against the charges, it cannot be certain that it will be successful. Moreover, this litigation may require the Company to spend a substantial amount of time and money and could distract management from its day to day operations.

    From time to time the Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

(14) Subsequent Event

    On January 15, 2001, bonds issued by Southern California Edison, a subsidiary of Edison International, matured but were not paid. These bonds with a book value of approximately $4,300 are included in investments. The Company believes that this is a short-term situation and resolution will not include a reduction in the value of the investment. Southern California Edison is considering proposals by the California legislature and resolution is expected.

TriQuint Semiconductor, Inc.
Consolidated Supplementary
Unaudited Financial Data
In thousands, except per share information

	2000				1999
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Consolidated Statement of Operations Data:
Total revenues	$90,254	$80,623	$70,618	$59,254	$49,374	$42,483	$38,109	$33,695
Operating costs and expenses:
Cost of goods sold	38,475	35,850	34,193	31,170	26,931	24,384	22,803	20,951
Research, development and engineering	8,971	7,747	7,429	7,054	6,494	5,475	5,413	4,594
Selling, general and administrative	10,005	8,530	7,835	7,501	6,590	5,985	5,766	5,183

Total operating costs and expenses	57,451	52,127	49,457	45,725	40,015	35,844	33,982	30,728
Income from operations	32,803	28,496	21,161	13,529	9,359	6,639	4,127	2,967
Other income, net	4,238	5,102	5,148	3,781	2,924	2,256	575	525

Income before income taxes	37,041	33,598	26,309	17,310	12,283	8,895	4,702	3,492
Income tax expense	13,890	12,599	9,866	6,492	2,072	1,690	375	279

Net income	$23,151	$20,999	$16,443	$10,818	$10,211	$7,205	$4,327	$3,213

Per Share Data:
Net income:
Basic	$0.29	$0.27	$0.21	$0.14	$0.14	$0.10	$0.07	$0.06
Diluted	$0.27	$0.24	$0.19	$0.13	$0.12	$0.09	$0.07	$0.05
Weighted-average shares:
Basic	79,020	78,265	77,326	76,120	74,908	71,100	57,780	57,356
Diluted	86,643	88,292	87,853	87,446	84,792	80,692	66,084	60,596

(1)
Historical share and per share data is adjusted for all stock splits.

Market for Company's Common Equity and Related Stockholder Matters

    The Company made its initial public offering on December 13, 1993 at a price of $1.83 per share. The Company's Common Stock is quoted on the Nasdaq Stock Market's National Market under the symbol "TQNT". As of March 1, 2001, there were 310 holders of record of the Company's Common Stock.

    The Company has never declared or paid cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. The Company's line of credit with a financial institution, synthetic lese financings and subordinated convertible debt contain restrictive covenants which could limit the Company's ability to pay cash dividends or make stock repurchases. Any future determination to pay cash dividends will also be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant.

SALES OFFICES

North America

Campbell, California
Phone: (408) 370-6125
Fax: (408) 370-6140

Cary, North Carolina
Phone: (919) 380-0805
Fax: (919) 380-7009

El Segundo, California
Phone: (310) 648-6681
Fax: (310) 648-6687

Lowell, Massachusetts
Phone: (978) 764-0706
Fax: (978) 970-1866

Atlanta, Georgia
Phone: (770) 396-8258
Fax: (770) 396-9760

Asia

Sungnam City, South Korea
Phone: (82) 31-716-0132
Fax: (82) 31-716-0133

Fukuoka, Japan
Phone: (81) 92-513-9343
Fax: (81) 92-513-9342

Europe

Eiselfing, Germany
Phone: (49) 8071-93504
Fax: (49) 8071-93505

Tourrettes Sur Loup, France
Phone: (33) 4-9359-2424
Fax: (33) 4-9359-2425

 GENERAL INFORMATION

BOARD OF DIRECTORS

STEVEN J. SHARP
Chairman of the Board, President
and Chief Executive Officer,
TriQuint Semiconductor, Inc.

FRANCISCO ALVAREZ
Retired Executive of Intel Corporation

PAUL A. GARY
Retired Executive of AT&T Corp.

CHARLES SCOTT GIBSON
Consultant

NICOLAS KAUSER
Retired Executive of AT&T Corp.

WALDEN C. RHINES
Chairman of the Board and Chief Executive
Officer, Mentor Graphics Corporation

EDWARD TUCK
General Partner,
Kinship Venture Management, LLP

EXECUTIVE OFFICERS

STEVEN J. SHARP
Chairman of the Board, President
and Chief Executive Officer

EDSON H. WHITEHURST, JR.
Vice President, Finance and
Administration, Chief Financial Officer and
Secretary

THOMAS V. CORDNER
Vice President & General Manager,
Millimeter Wave Communications

BRUCE R. FOURNIER
Vice President and General Manager,
Foundry Services

LEHMAN H. JOHNSON, III
Vice President and General Manager,
Telecommunications

PAUL KOLLAR
Vice President, Sales
Kinship Venture Management, LLP

DAVID N. MCQUIDDY, JR.
Vice President, Research and Development

DONALD H. MOHN
Vice President, Strategic Marketing and
Business Development

J. DAVID PYE
Vice President, Manufacturing

RONALD R. RUEBUSCH
Vice President and General Manager,
Wireless Communications

STEPHANIE J. WELTY
Vice President, Finance and
Assistant Secretary

ANNUAL MEETING

The Company's Annual Meeting of Stockholders for the fiscal year ended December 31, 2000 will be held on Wednesday, May 23, 2001 at 2:00 p.m. (PDT) at the Company's principal executive offices, located at 2300 NE Brookwood Parkway, Hillsboro, Oregon 97124.

FORM 10K

A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission is available free of charge by calling the Investor Relations number.

CORPORATE HEADQUARTERS

2300 NE Brookwood Parkway
Hillsboro, Oregon 97124
Phone: (503) 615-9000
Fax: (503) 615-8900

INVESTOR RELATIONS

Ed Whitehurst
(503) 615-9444

Heidi Flannery
(503) 844-8888

TRANSFER AGENT

Common Stock:
ChaseMellon
Shareholder Services
Seattle, Washington

Convertible Subordinated Notes:
State Street Bank and Trust Company of California, N.A.
Los Angeles, California

INDEPENDENT PUBLIC ACCOUNTANTS

KPMG LLP
Portland, Oregon

LEGAL COUNSEL

Wilson Sonsini Goodrich & Rosati
Palo Alto, California

QuickLinks

Exhibit 13.1